Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1     Name and Address of Company

Ballard Power Systems Inc. (“Ballard”)
4343 North Fraser Way, Burnaby, British Columbia, Canada  V5J 5J9

Item 2     Date of Material Change

August 31, 2005

Item 3     News Release

The press release issued by Ballard and attached as Schedule A to this Material Change Report was disseminated via CCN Matthews on August 31, 2005 and filed on SEDAR on the same date.

Item 4     Summary of Material Change

On August 31, 2005 Ballard completed the disposition (the “Transaction”) of its German subsidiary, Ballard Power Systems AG, to its Alliance partners, DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”) pursuant to an Acquisition Agreement between Ballard, Ballard Power Corporation, DaimlerChrysler and Ford dated June 23, 2005.

Item 5     Full Description of Material Change

A full description of the terms of the Transaction is set out in Ballard’s proxy circular (the “Circular”) dated July 26, 2005 and filed on SEDAR on August 4, 2005.

As described in the Circular, in connection with the Transaction, Ballard, Ford and DaimlerChrysler revised certain aspects of their Alliance relationship by entering into a Fourth Alliance Agreement dated August 31, 2005.

For more details, please refer to the Circular and the Fourth Alliance Agreement attached as Schedule B to this Material Change Report.

Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

For more information, please contact Dave Smith, Ballard’s Chief Financial Officer at (604) 454-0900.

Item 9     Date of Report

September 9, 2005.

2

SCHEDULE A

PRESS RELEASE

Ballard Power Systems Inc.	Ballard Power Systems
4343 North Fraser Way
Burnaby BC V5J 5J9
Canada

News Release	Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Announces Closing of Sale of German Subsidiary to DaimlerChrysler and Ford

For Immediate Release – August 31, 2005

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced today the previously announced sale of its German subsidiary, Ballard Power Systems AG (BPSAG), to DaimlerChrysler AG (DaimlerChrysler) and Ford Motor Company (Ford) has closed as planned.

“At Ballard, we have one vision, one goal – to develop fuel cell power as a practical alternative to internal combustion automotive engines. We will succeed through our relentless commitment to technology leadership. Today, we are better positioned than ever to achieve that goal,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “We are stronger financially, with the recovery of approximately $20 million in expenses and an annual reduction in cash consumption of $25 million.  We are stronger strategically, with a sharpened focus on our core competency – fuel cell design, development and manufacture. And we will continue to benefit from the strength of our Fuel Cell Alliance with DaimlerChrysler and Ford.”

About Ballard Power Systems

Ballard Power Systems is recognized as the world leader in the design, development, and manufacture of zero-emission proton exchange membrane fuel cells.  Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

All figures are reported in U.S. dollars.  Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

For further information please contact Rebecca Young or Michelle Cormack at 604-454-0900.

SCHEDULE B

FOURTH ALLIANCE AGREEMENT

FOURTH ALLIANCE AGREEMENT

among

BALLARD POWER SYSTEMS INC.

and

DAIMLERCHRYSLER AG

and

FORD MOTOR COMPANY

and

DBF PREF SHARE HOLDINGS INC.

T A B L E  O F  C O N T E N T S

PART 1 DEFINITIONS AND INTERPRETATION

Definitions
Interpretation
Procedure Regarding Ballard IPRs
E-Drives for Hybrid Vehicles

PART 2 BALLARD FINANCING

No Financing Obligations
Funding of Ballard Research and Development
Adjustment to the DCX Proportion
Adjustment to the Ford Proportion
Participation in Equity Financings
Participation Notice
Issuance of Equity Securities to DCX
Issuance of Equity Securities to Ford
Private Placement to DCX
Private Placement to Ford
Number of Equity Securities in Private Placement to DCX
Number of Equity Securities in Private Placement to Ford
Maximum for Private Placement
Price for Private Placement Securities
Regulatory Approvals
No Obligation of Ballard to Qualify Equity Securities
No Disposition of Ballard Common Shares During Participation

PART 3 BALLARD SHARES

Restrictions on Further Acquisition of Equity Securities
Further Restrictions
No Obligation to Dispose of Ballard Common Shares
Share Certificate Legends
Replacement of Legended Share Certificates Issued to DCX Group
Replacement of Legended Share Certificates Issued to Ford Group

PART 4 DISPOSITION OF BALLARD SHARES

Restrictions on Transfers of Ballard Shares by DCX and Ford
Transfer of Shares Within Group
Transfer of Shares Between Groups
Equity Securities to be Held Directly
Disposition of Ballard Common Shares
Ceasing to be a Member of a Group Deemed to Have Disposed
Transfer of Ballard Common Shares

Ballard to Support DCX and Ford in Sale of Ballard Common Shares
Mortgage of Ballard Shares
Rights of First Offer on Sale of Shares
Acceptance of Offer
Formation of Contract
Offer to Third Parties
Provisions of Sale Contract
Time for Sale of Offered Shares
Effect of Offer from DCX and Ford

PART 5 TAKEOVER BIDS

DCX’s and Ford’s Rights in the Event of a Takeover Bid by a Third Party
DCX’s Rights on Successful Takeover Bid by Third Party
Ford’s Rights on Successful Takeover Bid by Third Party
Rights on Successful Takeover Bid by Ford
Rights on Successful Takeover Bid by DCX
Rights Arising on Involuntary Disposition

PART 6 CONDUCT OF BUSINESS

Business of Ballard
Ballard Strategic Plan
Preparation of Business Plan and Budgets
Supporting the Ballard Brand
Program Execution
Joint Recalibration of Program Objectives
Resolution Process
Ford E-Drive Resolution Process
Presentation of Designs to DCX
Presentation of Designs to Ford
DCX and Ford Lead Time
Sale of Products by Ballard
Supply of Products to DCX and Ford
Supply of Products to Licensees
General Exceptions to Exclusive Purchase Obligations
Exceptions to E-Drive Exclusive Purchase Obligations
Sales at Arm’s Length Prices
Relationships Among Parties on Arm’s Length Terms
Establishment of Manufacturing Facilities
Manufacturing Quality
Ballard Partnerships or Joint Ventures
Supplier Dealings

PART 7 CORPORATE GOVERNANCE OF BALLARD

Board of Directors
Election of Directors by Holder of Class A Share
Election of Directors by Holder of Class B Share

Term of Directors Elected by DBF Holdings
Ballard Pooling Agreement
Voting by DBF Holdings
Removal of Directors
Transfer of Class A Share
Transfer of Class B Share
Voting by DCX of Ballard Common Shares
Voting by Ford of Ballard Common Shares
Termination of Pooling Agreement
Redemption and Conversion of Class A Share
Redemption and Conversion of Class B Share
Restriction on Issuance of Class A Share and Class B Share
Limitation on DCX Nominees
Limitation on Ford Nominees
Filling of Casual Vacancies
Officer Nomination Rights
Officer Replacement Rights
Special Approval Rights for DCX/Ford Nominees
Majority Vote of Directors
Retention of Special Approval Rights
Individual Special Approval Rights for DCX Nominees
Majority Vote of Directors
Individual Special Approval Rights for Ford Nominees
Majority Vote of Directors
DBF Holdings Unanimous Shareholder Agreement
Ownership of DBF Shares
Business of DBF Holdings
DBF Board of Directors
Power and Authority of DBF Directors
Removal and Replacement of DBF Directors
Appointment of DCX as Corporate Representative
Appointment of Ford as Corporate Representative
Appointment of DCX and Ford as Corporate Representatives
Disposition of Shares
Third Party Interests
Redemption of DBF Shares
DBF Share Certificates
Termination of DBF Holdings Unanimous Shareholder Agreement

PART 8 ALLIANCE COUNCIL

Alliance Council
Duties of the Alliance Council
Meetings of the Alliance Council
Notices of Alliance Council Meetings
Exchange of Information for Alliance Council

PART 9 ALLIANCE RESEARCH COMMITTEE

Alliance Research Committee
Duties of the ARC
Meetings of the ARC
Notices of ARC Meetings
Exchange of Information through ARC

PART 10 RESEARCH AND SUPPLIER COLLABORATION

Independent Research by DCX
Independent Research by Ford
Supplier Collaboration
Ownership and Use of Fuel Cell IPRs arising out of Independent Research
Ownership and Use of Stack Operation and Stack Control Logic IPRs
Ownership and Use of Excluded Technologies IPRs
Ownership and Use of E-Drive IPRs
Use of Research Information by DCX
Use of Research Information by Ford
Disclosure of Technical Information by DCX and Ballard’s Right to Acquire
Disclosure of Technical Information by Ford and Ballard’s Right to Acquire
DCX Right to Use Ballard IPR and Know-How
Ford Right to Use Ballard IPR and Know-How
Third Party Access to Ballard Stack Operation and Stack Control Logic IPR and Know-How
Ballard Right to Use OEM IPR and Know-How
Carbon Fibre Research
Ford Collaboration with Mobil Oil Corporation

PART 11 INFORMATION, ASSISTANCE AND CO-OPERATION

Collaboration on High Volume Manufacturing Processes for Vehicular Fuel Cells
Provision of Technical Assistance and Information to Ballard by DCX
Provision of Technical Assistance and Information to Ballard by Ford
Non-Solicitation of Employees by DCX or Ford
Non-Solicitation of Employees by Ballard
Cooperation Relating to Marine and Locomotive Applications
Advice Relating to Marine Applications
DCX Benchmarking
Ford Benchmarking

PART 12 ECO WORK AND RESULTS

ECo Results
Protection of ECo Results
Cooperation in Protecting ECo Results

PART 13 NON-COMPETITION

Non-Competition by Ford

Non-Competition by DCX
Ford Sales and Service
DCX Sales and Service
Non-Competition by Ballard

PART 14 LICENSES, TRADEMARKS AND PATENTS

Ballard License of Vehicular Fuel Cell Technology to DCX
Ballard License of Vehicular Fuel Cell Technology to Ford
Ballard License of E-Drive Technology to Ford
Ballard License of Certain E-Drive Component Technology to DCX
OEM License of Certain Stack Operation and Stack Control Logic Technology to Ballard
Ford License of Ford Hybrid E-Drive Technology to Ballard
DCX License of Certain E-Drive Component Technology to Ballard
License of Certain Vehicular Fuel Cell Technology under Resolution Process
License of Certain E-Drive Technology under E-Drive Resolution Process
Sourcing Commitment to Ballard
Licensee Improvements
Perpetual Licenses
Additional Grant of Licenses
World-Wide Rights
Licenses Include Intellectual Property Rights and Know-How of Subsidiaries
Loss of Rights by Person Ceasing to be an Affiliate
DCX Trademark
Ford Trademark
Third Party Restrictions
Failure to Maintain Patent
Action by Patent Owner to Protect Patent From Infringement
Action by Licensee to Protect Patent From Infringement
Indemnity for Mandatory Participation in Action to Protect Patent From Infringement

PART 15 TERMINATION

Term
Renewal
VFC Off-Ramp
E-Drive Off-Ramp
Fundamental Breach
Deemed Breaching Party
Notice of Fundamental Breach
Curing of Fundamental Breach
Effect if Fundamental Breach is a Result of Violation of Non-Competition Clause
Termination on Failure to Cure Fundamental Breach
Effect of Uncured Fundamental Breach or Termination on Assignment of Intellectual Property Rights and Licenses of Know-How
Effect of Uncured Fundamental Breach on Licenses
Effect of Uncured Fundamental Breach on Obligations to Buy or Supply Products

v

Effect of Termination on Non-Competition Obligations
Effect of Termination on Special Approval and Officer Replacement Rights
Rights and Obligations of the Parties After Termination
No Limitation of Remedies

PART 16 CONFIDENTIALITY

Confidentiality Obligations of Ballard, DCX and Ford
Publicity
Treatment of Confidential Information
Actions to Protect Confidential Information
No Waiver By Virtue of Non-Exercise of Rights
Confidentiality Provisions Effective on Closing Date

PART 17 DISPUTE RESOLUTION AND APPLICABLE LAW

Initiation of Process
Applicable Law

PART 18 GENERAL

Modifications
Further Assurances
Entire Agreement
Expenses
Notices
Deemed Receipt
Change of Address
Force Majeure
Time Limits Extended
Elimination of Intervening Event
Continuation of Intervening Event
Enurement
Severability
Cooperation
Deemed Term of Agreement
Time of the Essence
Counterparts
No Partnership or Unincorporated Joint Venture
Proceedings

FOURTH ALLIANCE AGREEMENT

THIS AGREEMENT is dated August 31, 2005

AMONG:

BALLARD POWER SYSTEMS INC., a corporation existing under the laws of Canada, having an office at 4343 North Fraser Way, Burnaby, British Columbia, Canada, V5J 5J9

(“Ballard”)

AND:

DAIMLERCHRYSLER AG, a corporation existing under the laws of Germany, having an office at Epplestrasse 225, 70546 Stuttgart, Germany

(“DCX”)

AND:

FORD MOTOR COMPANY, a corporation existing under the laws of Delaware, having an office at One American Road, Dearborn, Michigan, 48126, United States of America

(“Ford”)

AND:

DBF PREF SHARE HOLDINGS INC., a corporation existing under the laws of Canada, having an office at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada

(“DBF Holdings”)

(Ballard, DCX and Ford are collectively referred to in this Agreement as the “Parties” and individually as a “Party”, with the exception that Ballard, DCX, Ford and DBF Holdings are for the purposes of §7.5 through §7.12, inclusive, §7.28 through §7.41, inclusive, Part 17 and Part 18 collectively referred to as the “Parties” and individually as a “Party”)

WHEREAS:

(A)                          On August 29, 1997 Ballard, DCX and XCELLSIS entered into the Original Alliance Agreement, which formalized the combination of the Fuel Cell businesses of Ballard and DCX into an alliance between Ballard and DCX for the research, development, commercialization, manufacture, marketing and sale of Fuel Cells and Vehicular Fuel Cell Systems and, pursuant thereto,

(1)           Ballard owned all of the Fuel Cell assets and business of DCX and DCX owned approximately 25% of the outstanding Ballard Common Shares,

(2)           DCX and Ballard contributed cash and their respective Vehicular Fuel Cell Systems assets to XCELLSIS, which was owned 66.67% by DCX and 33.33% by Ballard, and

(3)           Ballard and XCELLSIS incorporated Ballard Automotive Inc., owned as to 50% by Ballard and 50% by XCELLSIS, to market and solicit orders for Ballard’s Vehicular Fuel Cells and XCELLSIS’ Vehicular Fuel Cell Systems;

(B)           On April 7, 1998, Ballard, DCX, Ford, XCELLSIS and ECo entered into the New Alliance Agreement and other related agreements to amend the Original Alliance Agreement and establish a close collaboration for the research, development, commercialization, manufacture, marketing and sale of Vehicular Fuel Cells, Vehicular Fuel Cell Systems and E-Drives which resulted in

(1)           the direct equity investment by a member of the Ford Group in Ballard,

(2)           the contribution to ECo by Ford and the members of its Group of all of their E-Drive Intellectual Property Rights, Know-How and related assets,

(3)           the direct equity investment by a member of the Ford Group in XCELLSIS,

(4)           the direct equity investment by a member of each of the Ballard Group and the DCX Group in ECo, and

(5)           the direct equity investment by ECo in Ballard Automotive Inc.;

(C)           On November 30, 2001 the Parties entered into the Third Alliance Agreement to reflect

(1)           the reorganization of the ownership interests in XCELLSIS and ECo, as a result of which XCELLSIS and ECo became wholly owned subsidiaries of Ballard,

(2)           the acquisition of Ballard Common Shares and certain rights to acquire additional Ballard Common Shares by each of DCX and Ford, and

(3)           the termination of the New Alliance Agreement and certain of the other agreements and documents that record the terms of the alliance formed under the New Alliance Agreement; and

(D)                          The Parties now wish to amend and restate the terms of the alliance governed by the Third Alliance Agreement by entering into this Agreement and the other agreements contemplated in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT the Parties mutually covenant and agree as follows:

PART 1

DEFINITIONS AND INTERPRETATION

Definitions

1.1                           In this Agreement, including the recitals, except as otherwise expressly provided or unless the context otherwise requires,

(a)           Access Rights has the meaning ascribed to that term in §10.3(a),

(b)           Acquisition Agreement means the Acquisition Agreement (notarized by Ayesha Curmally, Notary Public, under Notarial Deed No. A. Prot. 2005/74) dated June 23, 2005, among DCX, Ford, Ballard and Ballard Power Corporation,

(c)           Affiliate of, or a Person Affiliated with, a particular Person means a Person that, directly or indirectly, controls, is under common control with or is controlled by the specified Person,

(d)           Aggregate Cap, in respect of an Equity Financing, means the number of Equity Securities equal to the amount by which

(i)            the Aggregate Maximum Percentage of the total number of outstanding Ballard Common Shares, calculated on a Fully Issued basis,

exceeds

(ii)           the total number of outstanding Ballard Common Shares owned by the members of the DCX and Ford Groups immediately before the completion of such Equity Financing,

(e)           Aggregate Maximum Percentage means 42.5%,

(f)            Alliance means the collaboration among Ballard, DCX and Ford for the research, development, commercialization, manufacture, marketing, sale and service of Fuel Cells and E-Drives continued pursuant to this Agreement,

(g)           Alliance Council means the Alliance Council described in §8.1,

(h)           ARC means the Alliance Research Committee formed as described in §9.1,

(i)            Automotive Customer means a Person, other than a member of the DCX Group or the Ford Group, that is an original equipment manufacturer of Vehicles, an Affiliate thereof or a supplier to such manufacturer or Affiliate,

(j)            Ballard Base Shareholder means, at any particular time, DCX, as long as one or more members of the DCX Group owns all of the Base DCX Ballard Shares, and Ford, as long as one or more members of the Ford Group owns all of the Base Ford BPS Shares, at such time,

(k)           Ballard Business has the meaning ascribed to that term in §6.1,

(l)            Ballard Commercial Production means, with respect to §14.7, Commercial Production by members of the Ballard Group, of Fuel Cells sold in combination with an E-Drive system or the relevant E-Drive components,

(m)          Ballard Common Shares means at any particular time Common shares in the capital of Ballard at such time,

(n)           Ballard Group means, at any particular time, Ballard and each Person that is a Subsidiary of Ballard at such time,

(o)           Ballard Strategic Plan means Ballard’s Five Year Strategic Plan, 2003 – 2007, as approved by Ballard’s board of directors on December 6, 2002, and any amendment thereto or replacement thereof which has been approved pursuant to §7.21, §7.22, §7.24, §7.25, §7.26 or §7.27, as applicable,

(p)           Base Ballard Shares means,

(i)            with respect to DCX, the Base DCX Ballard Shares, and

(ii)           with respect to Ford, the Base Ford BPS Shares,

(q)           Base DCX Ballard Shares means, collectively,

(i)            all Ballard Common Shares owned by the members of the DCX Group on the Closing Date, after giving effect to the transfer of Ballard Common Shares contemplated by the Acquisition Agreement to occur on the Closing Date, other than 3,977,650 Ballard Common Shares owned by members of the DCX Group, and

(ii)           all Base Ford BPS Shares purchased by a member of the DCX Group from a member of the Ford Group,

and includes all additional Ballard Common Shares derived from such shares as a result of a reclassification, reorganization or subdivision of Ballard Common Shares or from an issuance of any stock dividend in respect of such shares,

(r)            Base Ford BPS Shares means, collectively,

(i)            all Ballard Common Shares owned by the members of the Ford Group on the Closing Date, after giving effect to the transfer of Ballard Common Shares contemplated by the Acquisition Agreement to occur on the Closing Date, other than 2,954,781 Ballard Common Shares owned by members of the Ford Group, and

(ii)           all Base DCX Ballard Shares purchased by a member of the Ford Group from a member of the DCX Group,

and includes all additional Ballard Common Shares derived from such shares as a result of a reclassification, reorganization or subdivision of  Ballard Common Shares or from an issuance of any stock dividend in respect of such shares,

(s)           Board Escalation Notice has the meaning ascribed to that term in §6.7(c),

(t)            Breaching Party has the meaning ascribed to that term in §15.5,

(u)           Business Day means a day that is not a Saturday or a Sunday or a Canadian federal, British Columbia provincial, German federal, Baden-Württemberg state, United States of America federal or Michigan state holiday or a day that is not within the period from December 24 of one year through January 1 of the next year,

(v)           Call Agreement means the Call Agreement dated December 31, 2003 among Ballard, DCX, Ford and DBF Holdings,

(w)          Canada Business Corporations Act means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended,

(x)            Canadian Dollar or Cdn.$ means a Canadian dollar or the basic unit of Canadian legal tender commonly used in Canada,

(y)           Circular Bid means an offer made and delivered to all holders of Ballard Common Shares by way of a bid circular prepared in the form provided for under applicable securities laws,

(z)            Class A Round-up Number means 1.30, provided that

(iii)          if

(A)          the members of the DCX Group acquire any Ballard Common Shares, or

(B)           the total number of outstanding Ballard Common Shares is reduced,

on the date of every such acquisition or reduction, the Class A Round-up Number shall be increased (but not decreased) to the minimum number required to allow DBF Holdings, as the holder of the Class A Share, to elect 2 directors of Ballard, assuming that the total number of directors of Ballard immediately after the election of directors by DBF Holdings is 12,

(iv)          if Ballard has issued Ballard Common Shares (or securities convertible into or exchangeable for Ballard Common Shares, other then stock options granted under Ballard’s employee stock option plans) after June 21, 2005 and prior to the Closing Date, the then existing Round-up Number shall be multiplied by a fraction,

(A)          the numerator of which is the number of Ballard Common Shares outstanding prior to such issue, and

(B)           the denominator of which is the aggregate of the number of Ballard Common Shares outstanding prior to such issue and the number (or equivalent number) of Ballard Common Shares issued on such issue, and

(v)           the Class A Round-Up Number shall not exceed 1.51,

(aa)         Class B Round-up Number means 1.30, provided that

(i)            if

(A)          the members of the Ford Group acquire any Ballard Common Shares, or

(B)           the total number of outstanding Ballard Common Shares is reduced,

on the date of every such acquisition or reduction, the Class B Round-up Number shall be increased (but not decreased) to the minimum number required to allow DBF Holdings, as the holder of the Class B Share, to elect 2 directors of Ballard, assuming that the total number of directors of Ballard immediately after the election of directors by DBF Holdings is 12,

(ii)           if Ballard has issued Ballard Common Shares (or securities convertible into or exchangeable for Ballard Common Shares, other then stock options granted under Ballard’s employee stock option plans) after June 21, 2005 and prior to the Closing Date, the then existing Round-up Number shall be multiplied by a fraction,

(A)          the numerator of which is the number of Ballard Common Shares outstanding prior to such issue, and

(B)           the denominator of which is the aggregate of the number of Ballard Common Shares outstanding prior to such issue and the number (or equivalent number) of Ballard Common Shares issued on such issue, and

(iii)          the Class B Round-Up Number shall not exceed 1.51,

(ab)         Class A Share means the Class A share in the capital of Ballard held by DBF Holdings,

(ac)         Class B Share means the Class B share in the capital of Ballard held by DBF Holdings,

(ad)         Closing means the completion of the transactions contemplated by the Acquisition Agreement to occur on or before the Closing Date,

(ae)         Closing Date means the date of execution of this Agreement,

(af)          Closing Time means 6:00 a.m. local time in Vancouver, Canada on the Closing Date or such other time as the Parties agree,

(ag)         Commercial Production means regular series production for commercial sales of the relevant products by the relevant Person or group of Persons for a period ending at the later of [Redacted],

(ah)         Completion Date has the meaning ascribed to that term in §4.14,

(ai)          Concept Readiness means

(i)            in respect of a Vehicular Fuel Cell Program, the Critical VFC Milestone at which the functionality of a technology approach is demonstrated in a manner, as defined by the Concept Readiness requirements of the Development Agreement governing that Vehicular Fuel Cell Program, that establishes a sufficient level of confidence to proceed with the incorporation of such technology in an OEM Vehicle program, and

(ii)           in respect of an E-Drive Program, the Critical E-Drive Milestone at which the functionality of a technology approach is demonstrated in a manner, as defined by the Concept Readiness requirements of the Development Agreement governing that E-Drive Program, that establishes a sufficient level of confidence to proceed with the incorporation of such technology in an OEM Vehicle program,

(aj)          Confidential Information means, in relation to a Person, information developed or used by such Person in connection with its business, whether disclosed prior to or after the date of this Agreement, including, but not limited to, such Person’s Intellectual

Property Rights, Know-How, customer information, financial information, marketing information, research and development information and information pertaining to business opportunities,

(ak)         control of a corporation, limited liability company, other body corporate or other entity by a Person only occurs, for the purposes of this Agreement, if

(i)            securities of the corporation, limited liability company, other body corporate or other entity to which are attached more than 50% of the votes that may be cast to elect directors of the corporation, limited liability company, other body corporate or other entity (or other members of the governing body of the corporation, limited liability company, other body corporate or other entity, if it has no board of directors) or other rights to elect a majority of directors or such other members are held, other than by way of security or pledge only, by or for the benefit of that Person, and

(ii)           the votes attached to those securities are sufficient, or such rights are sufficient, if exercised, to elect a majority of the directors (or other members of the governing body of the corporation, limited liability company, other body corporate or other entity, if it has no board of directors) of the corporation, limited liability company, other body corporate or other entity,

(al)          Council Escalation Notice has the meaning ascribed to that term in §6.7(a),

(am)        CR Phase means the phase of development under a Vehicular Fuel Cell Program or an E-Drive Program commencing at the start of any work included within that Program and ending on completion of Concept Readiness,

(an)         Critical E-Drive Milestone means an E-Drive Program milestone that is identified in a Development Agreement for the development of an E-Drive as being capable of triggering the E-Drive Off-Ramp Process,

(ao)         Critical VFC Milestone means a Vehicular Fuel Cell Program milestone that is identified in a Development Agreement for the development of a Vehicular Fuel Cell as being capable of triggering the Off-Ramp Process,

(ap)         DBF Class A Common Shares means the Class A Common shares in the capital of DBF Holdings,

(aq)         DBF Class B Common Shares means the Class B Common shares in the capital of DBF Holdings,

(ar)          DBF Class C Common Shares means the Class C Common shares in the capital of DBF Holdings,

(as)         DBF Shares means, collectively, the DBF Class A Common Shares, DBF Class B Common Shares and DBF Class C Common Shares,

(at)          DCX Commercial Production means Commercial Production by members of the DCX Group, and by DCX Licensees in respect of DCX Vehicles, of Fuel Cell powered DCX Vehicles,

(au)         DCX Group means, at any particular time, DCX and each Person that, at such time, is either

(i)            a Subsidiary of DCX,

(ii)           XCELLSIS, for so long as DCX, Ford or a Subsidiary of either of them collectively hold more than 50% of the outstanding securities of XCELLSIS entitling the holder thereof to cast votes for the election of directors of XCELLSIS (or members of its governing body if XCELLSIS has no board of directors) and XCELLSIS is not a Subsidiary of Ford, or

(iii)          a Person (such as XCELLSIS immediately following the Closing Date) of which all of the outstanding securities entitling the holder thereof to cast votes for the election of directors of such Person (or members of its governing body if such Person has no board of directors) are held by DCX, Ford or a Subsidiary of either of them, but which is controlled by neither DCX nor Ford and which is primarily engaged in a Vehicular Fuel Cell Systems or E-Drive business or which has access to Stack Operation and Stack Control Logic IPRs, Vehicular Fuel Cell Systems IPRs or E-Drive IPRs,

(av)         DCX Group Cap, in respect of an Equity Financing, means the number of Equity Securities by which

(i)            the lesser of

(A)          the Aggregate Cap for such Equity Financing, and

(B)           the total number of Equity Securities offered for sale in such Equity Financing exceeds

(ii)           the lesser of

(A)          the maximum number of Equity Securities specified in Ford’s Participation Notice for such Equity Financing, and

(B)           the number of Ballard Common Shares equal to the product obtained when

(I)            the lesser of

1.                                       the Aggregate Cap for such Equity Financing, and

2.                                       the total number of Equity Securities offered for sale in such Equity Financing is multiplied by

(II)           the quotient obtained when

1.             the Ford Proportion,

is divided by

2.             the aggregate of the DCX Proportion and the Ford Proportion.

The DCX Group Cap is calculated as follows:

(lesser of A & B) - (lesser of C & [(lesser of A & B ) * (D ÷ E)]),

where:

A= Aggregate Cap for such Equity Financing,

B= Total number of Equity Securities offered for sale in such Equity Financing,

C= The maximum number of Equity Securities specified in Ford’s Participation  Notice for such Equity Financing,

D= The Ford Proportion, and

E= The aggregate of the DCX Proportion and the Ford Proportion,

(aw)        DCX Licensee means a Person referred to in §1.1(az)(ii) or §1.1(az)(iii), other than a member of the DCX Group, that manufactures or assembles DCX Vehicles under license from a member of the DCX Group,

(ax)          DCX NG Vehicles means DCX Vehicles incorporating an NG Vehicular Fuel Cell,

(ay)         DCX Proportion means 19.16%, subject to adjustment pursuant to §2.3,

(az)          DCX Vehicles means Vehicles designed by a member of the DCX Group, or designed jointly by such a member with a Third Party, and either

(i)            manufactured and assembled by one or more members of the DCX Group,

(ii)           manufactured by a member of the DCX Group and assembled by, or manufactured and assembled by, a Person under license from a member of the DCX Group and bearing the “Mercedes-Benz” trademark, or

(iii)          manufactured by a member of the DCX Group and assembled by, or manufactured and assembled by, a Person under license from a member of the DCX Group to the specifications of the member of the DCX Group that granted such license that are substantially the same specifications as are or were used for the volume manufacture of equivalent Vehicles bearing the “Mercedes-Benz” trademark (other than, in the case of buses, the bus superstructure), provided that one or more members of the DCX Group owns an equity interest of at least 25% in that Person,

(ba)         Design means drawings, system component and material specifications, functional specifications and other relevant information in respect of a Vehicular Fuel Cell or E-Drive,

(bb)         Development Agreement means a written agreement between Ballard and one or both of DCX and Ford in respect of the development, manufacture and sale of a Vehicular Fuel Cell or E-Drive,

(bc)         E-Drive means the components and systems which convert DC electricity into tractive power for a Vehicle other than a Hybrid Vehicle, whether that electricity is derived from fuel cells, batteries or other sources, primarily consisting of a transaxle with associated gearing (whether integral or not), electric motor, traction inverter (including electric-drive power electronics and motor control software), electric switching for transaxle lubrication pumps (if any) and, if integral to the traction inverter, DC-DC converter,

(bd)         E-Drive Off-Ramp Notice has the meaning ascribed to that term under §15.4(a),

(be)         E-Drive Off-Ramp Process has the meaning ascribed to that term under §15.4,

(bf)          E-Drive Proposal has the meaning ascribed to that term under §6.8(a),

(bg)         E-Drive Resolution Process has the meaning ascribed to that term under §6.8,

(bh)         E-Drive Termination Notice has the meaning ascribed to that term under §15.4,

(bi)          ECo means Ballard Power Systems Corporation (formerly Ecostar Electric Drive Systems L.L.C. and before that, BDF Electric Drive Company L.L.C.), a limited liability company existing under the laws of Delaware,

(bj)          ECo Results has the meaning ascribed to that term in §12.1,

(bk)         ECo Work has the meaning ascribed to that term in §12.1,

(bl)          encumbrance means any mortgage, charge, pledge, hypothecation, lien, easement, right-of-way, encroachment, security interest, covenant, condition, right of re-entry, right of possession, lease, license, assignment, option, claim or other title defect, encumbrance or charge, whether or not registered or registrable and whether or not consensual or arising by law, statutory or otherwise,

(bm)        Equity Financing means a financing undertaken by Ballard on or after the Closing Date, by way of the issuance and sale of Equity Securities for cash or cash equivalent consideration, but does not include the issuance of

(i)            Equity Securities to one or more members of the DCX Group pursuant to a private placement under §2.11,

(ii)           Equity Securities to one or more members of the Ford Group pursuant to a private placement under §2.12,

(iii)          Equity Securities under the share option and incentive plans of Ballard for its directors, officers, employees and consultants, or

(iv)          Equity Securities for property that is acquired by one or more members of the Ballard Group,

(bn)         Equity Security means any security of Ballard that carries a right to vote at meetings of holders of Ballard Common Shares or a residual right to participate in the earnings of Ballard and, upon the liquidation or winding-up of Ballard, its assets, and includes any security that is convertible into or exchangeable for such a security,

(bo)         Euro or € means a Euro or the basic legal tender commonly used in Germany, provided that any amount expressed in Deutsche Mark or DM will be converted into Euro on the basis of the statutory exchange rate stipulated by the European Union,

(bp)         Exchange Rate on any day means

(i)            with respect to Canadian Dollars and Euro, that rate of exchange based on the closing mid-point exchange rate of Canadian Dollars to Euro on that day, and

(ii)           with respect to United States Dollars and Euro, that rate of exchange based on the closing mid-point exchange rate of United States Dollars to Euro on that day,

as set in the official fixing of the Frankfurt Foreign Exchange Market, Reuters page FXGF or an equivalent successor to that page, and

(iii)          with respect to Canadian Dollars and United States Dollars, that rate of exchange based on the Bank of Canada noon mid-point rate of Canadian Dollars to United States Dollars on that day,

(bq)         Excluded Technologies means technologies relating to Fuel Cells and Vehicular Fuel Cell Systems, including

(i)            external control and monitoring of the fuel cell stack to ensure compatibility of the fuel cell stack and fuel cell system inputs and outputs,

(ii)           the supply and removal of gases and fluids to and from the fuel cell stack,

(iii)          inlet gas conditioning, including filtration, thermal regulation and pressure regulation,

(iv)          external humidification (including for winter mode operation),

(v)           electrical and mechanical interfaces (including all interfaces to the Vehicle for fluids, high voltage, low voltage, controls, mounting and dampening devices,

(vi)          software interfaces between the stack control system and the fuel cell system control system, and

(vii)         power conditioning subsystem,

and each component thereof but, for greater certainty, excludes every item included in the definition of E-Drive, Fuel Cell, Stack Operation and Stack Control Logic or Vehicular Fuel Cell System,

(br)          Executive Escalation Notice has the meaning ascribed to that term in §6.8(a)(ii),

(bs)         Factory Acceptance Test has the meaning used in the Program Management Process, or the equivalent test used in such process from time to time,

(bt)          Ford Brand means the trademark “Ford” and

(i)            the trademarks “Lincoln”, “Mercury”, “Jaguar”, “Volvo”, “Land Rover”, “Aston Martin” and “Mazda”, provided that and so long as, in each case, the same is owned by Ford or a member of its Group, and

(ii)           such other trademarks as are owned by and used in respect of Vehicles by one or more members of the Ford Group,

(bu)         Ford Commercial Production means Commercial Production by or on behalf of members of the Ford Group of Fuel Cell powered Ford Vehicles,

(bv)         Ford Group means, at any particular time, Ford and each Person that, at such time, is either

(i)            a Subsidiary of Ford,

(ii)           XCELLSIS, for as long as DCX, Ford or a Subsidiary of either of them collectively hold more than 50% of the outstanding securities of XCELLSIS entitling the holder thereof to cast votes for the election of directors of XCELLSIS (or members of its governing body if XCELLSIS has no board of directors) and XCELLSIS is not a Subsidiary of DCX, or

(iii)          a Person (such as XCELLSIS immediately following the Closing Date) of which all of the outstanding securities entitling the holder thereof to cast votes for the election of directors of such Person (or members of its governing body if such Person has no board of directors) are held by DCX, Ford or a Subsidiary of either of them, but which is controlled by neither DCX nor Ford and which is primarily engaged in a Vehicular Fuel Cell Systems or E-Drive business or which has access to Stack Operation and Stack Control Logic IPRs, Vehicular Fuel Cell Systems IPRs or E-Drive IPRs,

(bw)        Ford Group Cap, in respect of an Equity Financing, means the number of Equity Securities by which

(i)            the lesser of

(A)          the Aggregate Cap for such Equity Financing, and

(B)           the total number of Equity Securities offered for sale in such Equity Financing exceeds

(ii)           the lesser of

(A)          the maximum number of Equity Securities specified in DCX’s Participation Notice for such Equity Financing, and

(B)           the number of Ballard Common Shares equal to the product obtained when

(I)            the lesser of

1.             the Aggregate Cap for such Equity Financing, and

2.             the total number of Equity Securities offered for sale in such Equity Financing is multiplied by

(II)           the quotient obtained when

1.             the DCX Proportion,

is divided by

2.             the aggregate of the DCX Proportion and the Ford Proportion.

The Ford Group Cap is calculated as follows:

(lesser of A & B) - (lesser of C & [(lesser of A & B) * (D ÷ E)]),

where:

A= Aggregate Cap for such Equity Financing,

B= Total number of Equity Securities offered for sale in such Equity Financing,

C= The maximum number of Equity Securities specified in DCX’s Participation

Notice for such Equity Financing,

D= The DCX Proportion,

E= The aggregate of the DCX Proportion and the Ford Proportion,

(bx)         Ford Hybrid E-Drive Patent means a patent, including divisions, reissues, continuations, continuations-in-part, certificates of addition, renewals and extensions therefrom, or utility model in respect of an electric drive, involving components and systems which convert electricity into tractive power, developed by a member of the Ford Group for a Hybrid Vehicle,

(by)         Ford Proportion means 11.52%, subject to adjustment pursuant to §2.4,

(bz)         Ford Vehicles means Vehicles designed by a member of the Ford Group, or designed jointly by such a member with a Third Party, and either

(i)            manufactured and assembled by one or more members of the Ford Group, or

(ii)           manufactured by a member of the Ford Group and assembled by, or manufactured and assembled by, a Person on behalf of a member of the Ford Group,

(iii)          and, in either case, bearing a Ford Brand and for sale by a member of the Ford Group,

(ca)         Fourth Reference Deed means Notarial Deed No. A. Prot. 2005/74 of Ayesha Curmally, Notary Public, at Basel, Switzerland,

(cb)         Fourth Settlement Agreement means the settlement agreement entered into on the Closing Date among Ballard, DCX, DaimlerChrysler North America Holding Corporation, Ford, Ford Global Technologies, LLC and DBF Holdings,

(cc)         Fuel Cell means a proton exchange membrane fuel cell or fuel cell stack (including, for greater certainty, a direct methanol proton exchange membrane fuel cell or fuel cell stack) and components, devices, materials and subsystems thereof necessary or desirable for the functioning of, and comprising part of, the fuel cell or fuel cell stack, including

(i)            membrane electrode assemblies,

(ii)           plates with flow fields for fuel, oxidant and/or coolant,

(iii)          seals and compression hardware,

(iv)          venting of gases,

(v)           vibration isolation,

(vi)                              stack enclosures for mechanical, thermal, noise, vibration, water and electromagnetic compatibility/electromagnetic interference (EMC/EMI) protection,

(vii)                           flow distribution of gases and fluids within fuel cell stacks and to individual fuel cells (including recirculation or gases and fluids within fuel cell stacks),

(viii)                        subsystems and components thereof (including sensors) comprising part of the fuel cell or fuel cell stack for monitoring and regulating the operational state of the fuel cell or fuel cell stack,

(ix)                                devices comprising part of the fuel cell or fuel cell stack for managing and controlling voltage output from the fuel cell stack, and

(x)                                   structural elements or components thereof,

but, for greater certainty, excludes every item included in the definition of E-Drive, Excluded Technologies, Stack Operation and Stack Control Logic or Vehicular Fuel Cell System,

(cd)                           Fuel Cell Program Review Meetings means quarterly meetings to review the status of a Program,

(ce)                            Fully Diluted in respect of a number of outstanding Ballard Common Shares means the number of outstanding Ballard Common Shares calculated as if every security that is convertible or exchangeable into, or otherwise carries the right to acquire Ballard Common Shares had been converted, exchanged or exercised, as the case may be,

(cf)                              Fully Issued in respect of an Equity Financing or issuance of Equity Securities pursuant to §2.11 or §2.12 means the number of Ballard Common Shares outstanding immediately after such Equity Financing or issuance of Equity Securities calculated as if

(i)                                     every Equity Security offered for sale under such Equity Financing or to be issued pursuant to §2.11 or §2.12 is issued, and

(ii)                                  every Equity Security issued pursuant to the Equity Financing or pursuant to §2.11 or §2.12 that is convertible or exchangeable into, or otherwise carries the right to acquire Ballard Common Shares had been converted, exchanged or exercised, as the case may be,

(cg)                           Fundamental Breach has the meaning ascribed to that term in §15.5,

(ch)                           GAAP means,

(i)                                     with respect to the determination of any accounting issue relating to a financial statement or record or any component thereof for any corporation, limited liability company or body corporate, the generally accepted accounting principles applicable in the country, the laws of which govern the existence of such corporation, limited liability company or body corporate,

(ii)                                  with respect to the cost to a corporation, limited liability company or body corporate of providing any service provided by it pursuant to this Agreement or any agreement entered into pursuant to this Agreement, the generally accepted accounting principles applicable in the country, the laws of which govern the existence of such corporation, limited liability company or body corporate, and

(iii)                               in any other case means the generally accepted accounting principles applicable in the United States of America,

(ci)                               Governmental Authority means the government of Canada, the government of a Canadian province or territory, the government of Germany, the government of a German state, the government of the United States of America, the government of an American state or territory and the government of any other applicable country or state, and each ministry, department, commission, board, bureau or other agency of, or municipality, regional district or other local governing body established by, any such government, or other political subdivision thereof, and includes any Person exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government, including the European Commission,

(cj)                               Hybrid Vehicle means a Vehicle, the tractive power for which is provided by a combination of an internal combustion engine and an electric motor using electricity supplied by a source other than a Fuel Cell,

(ck)                            Implementation Readiness means

(i)                                     in respect of a Vehicular Fuel Cell Program, the Critical VFC Milestone at which 100% of all functional requirements are demonstrated, in accordance with the Implementation Readiness requirements of the Development Agreement governing that Vehicular Fuel Cell Program, subject to any deviations that may be agreed to in writing by Ballard, DCX and/or Ford, as the case may be, and

(ii)                                  in respect of an E-Drive Program, the Critical E-Drive Milestone at which 100% of all functional requirements are demonstrated, in accordance with the Implementation Readiness requirements of the Development Agreement governing that E-Drive Program, subject to any deviations that may be agreed to in writing by Ballard, DCX and/or Ford, as the case may be,

(cl)                               Improvements means all updates, modifications, enhancements and improvements to Intellectual Property Rights or Know-How,

(cm)                         Intellectual Property Rights or IPR of a Person means that Person’s rights to all inventions, designs, trade secrets, ideas, work, technology, innovations, creations, concepts, moral rights, development drawings, research, analysis, experiments, copyrights, data, formulas, methods, procedures, processes, systems and techniques for which a registration or record as a patent, industrial design or similar proprietary right has been obtained or applied for, but does not include trademarks or trade names,

(cn)                           Intervening Event has the meaning ascribed to that term in §18.8,

(co)                           IR Phase means the phase of development under a Program commencing immediately after achieving Concept Readiness and ending upon completion of Implementation Readiness,

(cp)                           Joint Patents means the patents listed in Part 3 of Schedule B to the DBB Canada Hive-Down Agreement (in the form of exhibit 1.1(cx) to the Original Reference Deed) dated August 29, 1997 between Ballard and XCELLSIS Fuel Cell Engines Inc.,

(cq)                           Key Requirement means a requirement that is identified in a Development Agreement as being a key requirement to be met to satisfy a Critical E-Drive Milestone or a Critical VFC Milestone and which, if not met, is capable of triggering the E-Drive Off-Ramp Process or the Off- Ramp Process,

(cr)                              Know-How of a Person means that Person’s rights to all inventions, designs, trade secrets, ideas, work, technology, know-how, innovations, creations, concepts, moral rights, development drawings, research, analysis, experiments, copyrights, data, formulas, methods, procedures, processes, systems and techniques for which no registration or record as a patent, industrial design or similar proprietary right has been obtained or applied for, but does not include trademarks or trade names,

(cs)                            Leading Product means an E-Drive identified by Ford through a supplier study conducted by it which is either

(i)                                     available from a Third Party, or

(ii)                                  under development by a Third Party but not available, where the functionality of the E-Drive’s technology approach has been demonstrated through testing of a functional physical prototype that establishes a sufficient level of confidence for Ford to proceed with the incorporation of such technology in a Ford Vehicle program,

(ct)                              liabilities in respect of a Person means collectively, all liabilities, indebtedness, capitalized lease obligations, advances, debts, duties, endorsements, guarantees, obligations, responsibilities and undertakings of such Person assumed, created, incurred, or made, or to which such Person is bound or subject, whether voluntary or involuntary, however arising, whether due or not due, absolute, inchoate or contingent, liquidated or unliquidated, determined or undetermined, direct or indirect, express or implied, and whether in respect of which such Person is liable individually or jointly with others,

(cu)                           Licensee Improvements has the meaning ascribed to that term in §14.11,

(cv)                           New Alliance Agreement means the New Alliance Agreement (notarized by Stephan Cueni, Notary Public, under Notarial Deed No. 1998/65) dated April 7, 1998 among Ballard, DCX, Ford, XCELLSIS and ECo,

(cw)                         New Alliance Contribution Agreement means the New Alliance Contribution Agreement (notarized by Stephan Cueni, Notary Public, under Notarial Deed No. 1998/66) dated April 7, 1998 among Ballard, Ballard Power Corporation, DCX, XCELLSIS, Ford, Ford Global Technologies, Inc., Ford Electric Drive Holdings Company and ECo,

(cx)                             New Alliance Termination Agreement means the agreement dated November 30, 2001 among DCX, Ford, Ballard, XCELLSIS and ECo, terminating the New Alliance Agreement, the Amended and Restated Pooling Agreement (in the form of exhibit 1.1.6 to the New Reference Deed) made April 7, 1998 among DCX, Ballard, Ford and DBF Holdings pursuant to §9.6 of the New Alliance Agreement, and the Amended and Restated DBF Holdings Shareholder Agreement (in the form of exhibit 1.1.4 to the New Reference Deed) made April 7, 1998 among DCX, Ballard, Ford and DBF Holdings pursuant to §9.7 of the New Alliance Agreement,

(cy)                           New Reference Deed means, collectively, Notarial Deed A.Prot 1998/62 and Notarial Deed A.Prot 1998/64 of Stephan Cueni, Notary Public, at Basel, Switzerland,

(cz)                             NG E-Drive means the E-Drive to be developed under the NG E-Drive Development Agreement,

(da)                           NG E-Drive Development Agreement means the Development Agreement dated the Closing Date between Ballard, DCX and Ford in respect of the NG E-Drive Program,

(db)                          NG E-Drive Program means the Program to develop the NG E-Drive pursuant to the NG E-Drive Development Agreement,

(dc)                           NG Vehicular Fuel Cell means the Vehicular Fuel Cell to be developed under the NG VFC Development Agreement,

(dd)                          NG VFC Development Agreement means the Development Agreement dated the Closing Date between Ballard, DCX and Ford in respect of the NG VFC Program

(de)                           NG VFC Program means the Program to develop the NG Vehicular Fuel Cell pursuant to the NG VFC Development Agreement,

(df)                             Non-Breaching Party has the meaning ascribed to that term in §15.5,

(dg)                          Notice of Ejection has the meaning ascribed to that term in §15.10,

(dh)                          Notice of Fundamental Breach has the meaning ascribed to that term in §15.7,

(di)                              Notice of Intention has the meaning ascribed to that term in §2.5,

(dj)                              Notice of Pricing has the meaning ascribed to that term in §2.5,

(dk)                           Notice of Termination has the meaning ascribed to that term in §15.10,

(dl)                              OEMs means, collectively DCX and Ford,

(dm)                        OEM Preferred Technology has the meaning ascribed to that term in §6.7,

(dn)                          OEMs’ Suggested Resolution has the meaning ascribed to that term in §6.7,

(do)                          OEM Transferred IPRs means any Fuel Cell or E-Drive Intellectual Property Rights and Know-How acquired by Ballard from one or more members of the DCX Group and/or one or more members of the Ford Group, unless in connection with Ballard’s acquisition, such members of the DCX Group and/or the Ford Group agree in writing that such Intellectual Property Rights and Know-How is not material and will not be subject to the provisions of §6.11,

(dp)                          Offer has the meaning ascribed to that term in §4.10,

(dq)                          Offered Shares has the meaning ascribed to that term in §4.10,

(dr)                             Offeree has the meaning ascribed to that term in §4.10,

(ds)                           Offeror has the meaning ascribed to that term in §4.10,

(dt)                             Off-Ramp Notice has the meaning ascribed to that term in §15.3,

(du)                          Off-Ramp Process has the meaning ascribed to that term in §15.3,

(dv)                          Original Alliance Agreement means the Alliance Agreement dated August 29, 1997 among Ballard, DCX and XCELLSIS, no tarized under Notarial Deed A.Prot 1997/213 by Dr. Michael Christ, Notary Public, at Basel, Switzerland,

(dw)                        Original Reference Deed means the Reference Deed notarized by Stephan Cueni, Notary Public, under Notarial Deed No. A.Prot 1997/195,

(dx)                            Participation Notice has the meaning ascribed to it in §2.6,

(dy)                          Person means an individual, corporation, body corporate, firm, limited liability company, partnership, syndicate, joint venture, society, association, trust or unincorporated organization or governmental authority or trustee, executor, administrator or other legal representative,

(dz)                            Personal Property means all right, title and interest of a Person in and to property and assets, other than rights under contracts or agreements (except Intellectual Property Rights and rights in respect of Know-How), land and buildings,

(ea)                            Private Placement Subscription means the irrevocable written subscription delivered to Ballard by DCX pursuant to §2.7 or by Ford pursuant to §2.8 to purchase Equity Securities,

(eb)                           Product Job 1 means

(i)                                     in respect of a Vehicular Fuel Cell Program, the Critical VFC Milestone at which production of a Vehicular Fuel Cell for inclusion in an OEM Vehicle for sale or lease to a Third Party commences, and

(ii)                                  in respect of an E-Drive Program, the Critical E-Drive Milestone at which production of an E-Drive for inclusion in an OEM Vehicle for sale or lease to a Third Party commences,

(ec)                            Program means, in respect of any Vehicular Fuel Cell or E-Drive, the program to develop that particular product, including product specifications, timing and costs, all as set out in a Development Agreement in respect of that particular product, but excludes any independent research conducted by Ford or DCX under Part 10 of this Agreement,

(ed)                           Program Management Process means the documented process through which Ballard manages its product development, as amended or replaced from time to time, provided that any such amendment or replacement will have stages of product development that are substantially equivalent to the CR Phase and the IR Phase as they were on the Closing Date,

(ee)                            Program Review Meetings means quarterly meetings to review the status of a Program,

(ef)                              Resolution Process has the meaning ascribed to it in §6.7,

(eg)                           Stack Operation and Stack Control Logic means those methods of control that deal with operating a stack under a set of conditions in order to achieve a certain stack-related outcome (for example, increased power output, efficiency, durability and freeze-start) but, for greater certainty, excludes every item included in the definition of E-Drive, Excluded Technologies, Fuel Cell or Vehicular Fuel Cell System,

(eh)                           Subsidiary of a Party means a corporation, limited liability company, other body corporate or other entity which that Party, directly or indirectly, controls and in the case of Ford, includes Mazda Motor Corporation for so long as Ford

(i)                                     owns at least 33.4% of the outstanding voting, participating equity shares in the capital of Mazda Motor Corporation, and

(ii)                                  retains all of its existing abilities and rights to effect the appointment of certain of the senior management, including the President, of Mazda Motor Corporation,

(ei)                               Takeover Bid means an offer made to any Person to acquire Ballard Common Shares or other securities convertible into or exchangeable for Ballard Common Shares where the Ballard Common Shares and any such other securities subject to such offer, together with the offeror’s Ballard Common Shares and other securities convertible into or exchangeable for Ballard Common Shares, which for the purposes of calculation are deemed to have been so converted or exchanged, constitute in the aggregate 20% or more of the Ballard Common Shares outstanding at the date of such offer,

(ej)                               Technical Core Team has the meaning ascribed to that term in §6.5(b),

(ek)                            Term has the meaning ascribed to that term in §15.1,

(el)                               Termination Notice has the meaning ascribed to that term in §15.3,

(em)                         Third Alliance Agreement means the Third Alliance Agreement dated November 30, 2001 among Ballard, DCX, Ford and DBF Holdings,

(en)                           Third Party in relation to a Party means a Person with which that Party deals at arm’s length and that is not an Affiliate of that Party,

(eo)                           Threshold Percentage means 25% unless

(i)                                     Ballard has the right to terminate, and does terminate, the NG VFC Development Agreement under applicable law as a result of a breach thereof by one or both of the OEMs, or

(ii)                                  the OEMs have the right to terminate, and do terminate, the NG VFC Development Agreement pursuant to §6.7,

in each case before Product Job 1 then, from and after the date of such termination, Threshold Percentage means 33? %,

(ep)                           United States Dollar, USD or US$ means a United States of America dollar or the basic unit of legal tender commonly used in the United States of America,

(eq)                           Unresolved Issue has the meaning ascribed to that term in §6.7,

(er)                              Vehicle means a car, bus or truck, or a trailer that in normal use is attached to a car, bus or truck, including recreational trailers,

(es)                            Vehicle Job 1 Date means, in respect of a Program, the date specified in a Development Agreement as the date on which production of an OEM Vehicle for sale or lease to a Third Party is first scheduled to commence which includes the Vehicular Fuel Cell or E-Drive developed under that Program and, for greater certainty

(i)                                     if a Development Agreement specifies a different such date for each of the OEMs, the Vehicle Job 1 Date for that Program is the earlier of such dates, and

(ii)                                  the Vehicle Job 1 Date will not be affected by any change to the Development Agreement or any schedule thereto, other than a change directly due to Ballard’s non-performance under the Development Agreement,

(et)                              Vehicular means

(i)                                     pertaining to Vehicles, where used in respect of an application, and

(ii)                                  developed, assembled, designed or manufactured for use in or with Vehicles, where used in respect of a particular product or system,

(eu)                           Vehicular Fuel Cell means a type of Fuel Cell developed and manufactured for use in Vehicles, or suitable for use in Vehicles, whether or not manufactured for such use, and, for greater certainty, does not include Fuel Cells for use in portable or stationary applications, locomotives, marine vessels, including submarines and amphibious vessels, or for any space, aerospace or other application,

(ev)                           Vehicular Fuel Cell System means the components assembled or designed for assembly around a Vehicular Fuel Cell, including

(i)                                     the fuel tank,

(ii)                                  fuel supply subsystem,

(iii)                               fuel processor,

(iv)                              air supply subsystem,

(v)                                 external product water management subsystem,

(vi)                              cooling subsystem,

(vii)                           fuel cell systems controls (including sensors, controls hardware and software),

(viii)                        subsystems unrelated to fuel cell stack operation,

(ix)                                power distribution subsystem,

(x)                                   fuel cell system component enclosures for mechanical, thermal, noise, vibration, water and electromagnetic compatibility/electromagnetic interference (EMC/EMI) protection, which, together with a Vehicular Fuel Cell, takes fuel and delivers electricity to power a Vehicle, whether it provides power in the Vehicle for propulsion or to power other systems but, for greater certainty, excludes every item included in the definition of Fuel Cell, E-Drives, Excluded Technologies or Stack Operation and Stack Control Logic, and

(ew)                         XCELLSIS means Ballard Power Systems GmbH and its subsidiary, Fuel Cell Systems GmbH, (formerly Ballard Power Systems AG and, prior to that, XCELLSIS AG and prior to that, XCELLSIS GmbH dbb Fuel Cell Engines GmbH, and prior to that Daimler Benz Fuel Cell Systems GmbH), a corporation existing under the laws of Germany and any successor entity.

Interpretation

1.2                                                                                 In this Agreement, except as otherwise expressly provided or unless the context otherwise requires,

(a)                                  “this Agreement” means this Fourth Alliance Agreement, including Schedule A hereto, as from time to time supplemented or amended by one or more agreements entered into pursuant to the applicable provisions hereof,

(b)                                 the headings in this Agreement are inserted for convenience only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof,

(c)                                  the word “including”, when following any general statement or term, is not to be construed as limiting the general statement or term to the specific items or matters set forth or to similar items or matters, but rather as permitting the general statement or term to refer to all other items or matters that could reasonably fall within its broadest possible scope,

(d)                                 the term “quality” includes durability, reliability and safety,

(e)                                  all accounting terms not otherwise defined herein have the meanings assigned to them, and all calculations to be made hereunder are to be made, in accordance with GAAP applied on a consistent basis,

(f)                                    a reference to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time and any statute or regulation that supplements or supersedes such statute or regulations,

(g)                                 a reference to an entity includes any successor to that entity,

(h)                                 words importing the masculine gender include the feminine or neuter, words in the singular include the plural, words importing a corporate entity include individuals, and vice versa,

(i)                                     a reference to “approval”, “authorization” or “consent” means written approval, authorization or consent,

(j)                                     a reference to a Part is to a Part of this Agreement or to a Part of a Schedule hereto and the symbol § followed by a number or some combination of numbers and letters refers to the section, paragraph, subparagraph, clause or subclause of this Agreement so designated,

(k)                                  except as otherwise expressly provided, a reference to currency herein means Canadian Dollars and all amounts payable hereunder will be paid in Canadian dollars or in the equivalent United States Dollars or Euro calculated at the relevant time,

(l)                                     any currency conversions required under this Agreement will be converted at the Exchange Rate for the day on which such conversion is required, and

(m)                               except for the agreements that are executed before a notary which become effective on such execution, all payments and documents to be delivered pursuant to this Agreement will be tabled by the appropriate Parties at the place of the Closing at or before the Closing Time and will be held in escrow pending the tabling of all such payments and documents at the Closing, and at the Closing, all such payments and documents will be released from escrow and will be deemed to be delivered in the sequence necessary to complete the various transactions required by this Agreement or the Acquisition Agreement to occur at the Closing in the order in which such transactions are set out in this Agreement or the Acquisition Agreement.

Procedure Regarding Ballard IPRs

1.3                                                                                 Where DCX and/or Ford exercise rights under §6.6, §6.8, §14.8, §14.9, §15.3(c) or §15.4(c), DCX and/or Ford, as the case may be, must certify to Ballard at the time of such exercise that, based on its normal commercial intellectual property management practices, it does not have actual knowledge that such Leading Product or Third Party product uses any of Ballard’s Intellectual Property Rights and Know-How in an unauthorized manner, and

(a)                                  [Redacted]

(b)                                 [Redacted].

E-Drives for Hybrid Vehicles

1.4                                                                                 For greater certainty, with the exception of the rights and obligations set forth in §9.5(c), §10.11, §14.6 and Part 16, the Parties agree that this Agreement is not applicable to, and does not restrict the Parties in any manner whatsoever with respect to Hybrid Vehicles, including electric drives or related components and systems for Hybrid Vehicles.

PART 2

BALLARD FINANCING

No Financing Obligations

2.1                                                                                 No member of the DCX Group or the Ford Group will have any obligation to provide financing or to render guarantees or other security for loans to any member of the Ballard Group.

Funding of Ballard Research and Development

2.2                                                                                 Unless otherwise agreed in writing between the Parties with respect to a particular Program, Ballard will fund all of its research and development under each Program conducted up to the end of Implementation Readiness and DCX and/or Ford, as the case may be, will fund all product development under each Program after Implementation Readiness.  The Parties acknowledge that they have agreed to depart from this general principle in respect of the NG VFC Program and the NG E-Drive Program, for which DCX and Ford have agreed to provide funding in respect of the IR Phase, as set forth in the NG VFC Development Agreement and the NG E-Drive Development Agreement.  Other than as set out in the NG VFC Development Agreement and the NG E-Drive Development Agreement, or otherwise agreed to in writing, DCX and Ford have no future funding obligations to Ballard.

Adjustment to the DCX Proportion

2.3                                                                                 The DCX Proportion will be adjusted immediately after

(a)                                  an acquisition by a member of the DCX Group of Ballard Common Shares by adding to the DCX Proportion immediately before such acquisition the amount, if any, by which

(i)                                     the proportion of the outstanding Ballard Common Shares owned by the members of the DCX Group immediately after such acquisition exceeds

(ii)                                  the greater of

(A)                           the DCX Proportion immediately before such acquisition, and

(B)         the proportion of the outstanding Ballard Common Shares owned by the members of the DCX Group immediately before such acquisition,

(b)                                 an acquisition by a member of the Ford Group of Ballard Common Shares, by subtracting the amount, if any, by which the Ford Proportion has been increased pursuant to §2.4, and

(c)                                  an issuance of Ballard Common Shares as consideration for an acquisition of property from a Person other than a member of the DCX Group or the Ford Group that was required to be approved, and was approved under §7.21, §7.22, §7.24, §7.25, §7.26 or §7.27, by subtracting the amount by which the proportion of the outstanding Ballard Common Shares owned by the members of the DCX Group decreased as a result of the issuance of such Ballard Shares.

Adjustment to the Ford Proportion

2.4                                                                                 The Ford Proportion will be adjusted immediately after

(a)                                  an acquisition by a member of the Ford Group of Ballard Common Shares by adding to the Ford Proportion immediately before such acquisition the amount, if any, by which

(i)                                     the proportion of the outstanding Ballard Common Shares owned by the members of the Ford Group immediately after such acquisition exceeds

(ii)                                  the greater of

(A)                           the Ford Proportion immediately before such acquisition, and

(B)          the proportion of the outstanding Ballard Common Shares owned by the members of the Ford Group immediately before such acquisition,

(b)                                 an acquisition by a member of the DCX Group of Ballard Common Shares, by subtracting the amount, if any, by which the DCX Proportion has been increased pursuant to §2.3, and

(c)                                  an issuance of Ballard Common Shares as consideration for an acquisition of property from a Person other than a member of the DCX Group or the Ford Group that was required to be approved, and was approved under §7.21, §7.22, §7.24, §7.25, §7.26 or §7.27, by subtracting the amount by which the proportion of the outstanding Ballard Common Shares owned by the members of the Ford Group decreased as a result of the issuance of such Ballard Shares.

Participation in Equity Financings

2.5                                                                                 If and when Ballard intends to undertake an Equity Financing at a time when the members of the DCX Group and the Ford Group, if members of both Groups own Ballard Common Shares at such time or, if no member of one such Group owns Ballard Common Shares at such time, the members of the other such Group, own or would own, in the aggregate, as the result of the completion of such Equity Financing, assuming that no member of either the DCX Group or the Ford Group participates in such Equity Financing, less than the Aggregate Maximum Percentage of the outstanding Ballard Common Shares, calculated on a Fully Issued basis, Ballard will give to each Ballard Base Shareholder written notice of its intention (a “Notice of Intention”) to undertake such Equity Financing, such notice to include the anticipated approximate size of such Equity Financing (expressed in Canadian Dollars or United States Dollars), the type of such Equity Financing, the form of Equity Securities to be offered, the proposed timing of such Equity Financing, the price range (within ± 5%) at which such Equity Financing is anticipated to be offered (expressed in Canadian Dollars or United States Dollars) and any other information which is material to such Equity Financing and is known by Ballard at the time of giving such Notice of Intention, and Ballard will, forthwith after setting the final price of the Equity Securities to be sold under such Equity Financing and the other terms of such Equity Financing, give notice (a “Notice of Pricing”) of such final price and other terms to each Ballard Base Shareholder.

Participation Notice

2.6                                                                                 Each Ballard Base Shareholder will, if any member of its Group wishes to participate in an Equity Financing, give Ballard written notice (a “Participation Notice”) of such member’s irrevocable agreement to so participate before the close of business in Vancouver, Canada, on the third Business Day after the delivery to the Ballard Base Shareholder of the Notice of Pricing for such Equity Financing, or such lesser time as is specified in the Notice of Pricing.

Issuance of Equity Securities to DCX

2.7                                                                                 If DCX delivers a Participation Notice to Ballard in the manner and within the time prescribed by §2.6 and is a Ballard Base Shareholder at the time that Equity Securities are to be issued pursuant to this §2.7, Ballard will issue to the members of the DCX Group specified in such notice, and such members of the DCX Group will subscribe for, take up, purchase and pay for an aggregate number of Equity Securities equal to the lesser of

(a)                                  the maximum number of Equity Securities specified in the Participation Notice delivered by DCX, and

(b)                                 the DCX Group Cap.

Issuance of Equity Securities to Ford

2.8                                                                                 If Ford delivers a Participation Notice to Ballard in the manner and within the time prescribed by §2.6 and is a Ballard Base Shareholder at the time that Equity Securities are to be issued pursuant to this §2.8, Ballard will issue to the members of the Ford Group specified in such notice, and such members of the Ford Group will subscribe for, take up, purchase and pay for an aggregate number of Equity Securities equal to the lesser of

(a)                                  the maximum number of Equity Securities specified in the Participation Notice delivered by Ford, and

(b)                                 the Ford Group Cap.

Private Placement to DCX

2.9                                                                                 If Ballard irrevocably commits to do an Equity Financing within 30 days after delivery to DCX of the Notice of Intention for such Equity Financing, either

(a)                                  at a price outside the range of pricing specified in the Notice of Intention for such Equity Financing, or

(b)                                 at a price that exceeds the final price specified in the Notice of Pricing for such Equity Financing,

and the members of the DCX Group and the Ford Group, if both Groups own Ballard Common Shares at the time of such commitment, or, if no member of the Ford Group owns Ballard Common Shares at such time, the members of the DCX Group own, in the aggregate, immediately after such Equity Financing, less than the Aggregate Maximum Percentage of the outstanding Ballard Common Shares, calculated on a Fully Issued basis, DCX may deliver to Ballard and Ford (if Ford is a Ballard Base Shareholder at the time of delivery of such notice), within 60 days after the completion of such Equity Financing, its irrevocable written subscription for a number of the same type of Equity Securities as offered under such Equity Financing not exceeding the maximum number permitted pursuant to §2.11 and §2.13, unless

(c)                                  it has exercised its right pursuant to §2.7 to participate in such Equity Financing, or

(d)                                 the members of the DCX Group have not, in respect of any two consecutive previous Equity Financings by Ballard completed after the Closing Date, purchased at least

(i)                                     the number of Equity Securities pursuant to §2.7 equal to the lesser of

(A)                           the product obtained when

(I)                                    the number of Equity Securities offered in each such Equity Financing is multiplied by

(II)                                the quotient obtained when

1.                     the DCX Proportion

is divided by

2.                     the aggregate of the DCX Proportion and the Ford Proportion, and

(B)         the number of Equity Securities so that, immediately after such purchase, the members of the DCX Group would own, in the aggregate, at least the number of Ballard Common Shares, calculated on a Fully Issued basis, equal to the product obtained when

(I)                                    the DCX Proportion,

is multiplied by

(II)                                the total number of Ballard Common Shares, calculated on a Fully Issued basis, outstanding immediately after such purchase, or

(ii)                                  the number of Equity Securities pursuant to §2.11 that when issued to members of the DCX Group would result in the members of the DCX Group owning the same proportion of the outstanding Ballard Common Shares, calculated on a Fully Issued basis, as they would have owned on the date that is 90 days after the date that each such Equity Financing was completed, or such earlier date that Ballard issued Equity Securities to DCX under §2.11 with respect to each such Equity Financing, if the members of the DCX Group had purchased the number of Equity Securities equal to the lesser of the number of Equity Securities calculated under §2.9(d)(i)(A) with respect to each such Equity Financing and the number of Equity Securities calculated under §2.9(d)(i)(B) with respect to each such Equity Financing.

Private Placement to Ford

2.10                                                                           If Ballard irrevocably commits to do an Equity Financing within 30 days after delivery to Ford of the Notice of Intention for such Equity Financing, either

(a)                                  at a price outside the range of pricing specified in the Notice of Intention for such Equity Financing, or

(b)                                 at a price that exceeds the final price specified in the Notice of Pricing for such Equity Financing,

and the members of the DCX Group and the Ford Group, if both Groups own Ballard Common Shares at the time of such commitment or, if no member of the DCX Group owns Ballard Common Shares at such time, the members of the Ford Group, own, in the aggregate, immediately after such Equity Financing, less than the Aggregate Maximum Percentage of the outstanding Ballard Common Shares, calculated on a Fully Issued basis, Ford may deliver to Ballard and DCX (if DCX is a Ballard Base Shareholder at the time of delivery of such notice), within 60 days after the completion of such Equity Financing, its irrevocable written subscription for a number of the same type of Equity Securities as offered under such Equity Financing not exceeding the maximum number permitted pursuant to §2.12 and §2.13, unless

(c)                                  it has exercised its right pursuant to §2.8 to participate in such Equity Financing, or

(d)                                 the members of the Ford Group have not, in respect of any two consecutive previous Equity Financings by Ballard completed after the Closing Date, purchased at least

(i)                                     the number of Equity Securities pursuant to §2.8 equal to the lesser of

(A)                           the product obtained when

(I)                                    the number of Equity Securities offered in each such Equity Financing is multiplied by

(II)                                the quotient obtained when

1.                     the Ford Proportion

is divided by

2.                     the aggregate of the DCX Proportion and the Ford Proportion, and

(B)         the number of Equity Securities so that, immediately after such purchase, the members of the Ford Group would own, in the aggregate, at least the number of Ballard Common Shares, calculated on a Fully Issued basis, equal to the product obtained when

(I)                                    the Ford Proportion,

is multiplied by

(II)                                the total number of Ballard Common Shares, calculated on a Fully Issued basis, outstanding immediately after such purchase, or

(ii)                                  the number of Equity Securities pursuant to §2.12 that when issued to members of the Ford Group would result in the members of the Ford Group owning the same proportion of the outstanding Ballard Common Shares, calculated on a Fully Issued basis, as they would have owned on the date that is 90 days after the date that each such Equity Financing was completed, or such earlier date that Ballard issued Equity Securities to Ford under §2.12 with respect to each such Equity Financing, if the members of the Ford Group had purchased the number of Equity Securities equal to the lesser of the number of Equity Securities calculated under §2.10(d)(i)(A) with respect to each such Equity Financing and the number of Equity Securities calculated under §2.10(d)(i)(B) with respect to each such Equity Financing.

Number of Equity Securities in Private Placement to DCX

2.11                                                                           Subject to §2.13, within 30 days after receipt of a Private Placement Subscription under §2.9, Ballard will, subject to receipt of all necessary approvals of Governmental Authorities and stock exchanges and to DCX being a Ballard Base Shareholder at the time that Equity Securities are issued pursuant to this §2.11, issue to the members of the DCX Group specified in such Private Placement Subscription, and DCX will cause such members of its Group to purchase from Ballard and pay the subscription price for, an aggregate number of Equity Securities equal to the lesser of

(a)                                  the maximum number of Equity Securities specified in such Private Placement Subscription, and

(b)                                 the number of Equity Securities that when issued to members of the DCX Group would result in the members of the DCX Group owning the same proportion of the outstanding Ballard Common Shares calculated on a Fully Issued basis, as they would have owned on the date of issuance of Equity Securities under this §2.11 if the members of the DCX Group had purchased the DCX Group Cap (calculated as if Ford delivered a Participation Notice for the number of Equity Securities equal to the Aggregate Cap) for the Equity Financing pursuant to §2.7.

Subject to §2.13, if Ford has purchased Equity Securities pursuant to §2.8, such number of Equity Securities in this §2.11(b) is calculated as follows:

(B*C)–A
1–B

where:

A =	The number of Ballard Common Shares owned by the members of the DCX Group immediately before the issuance of Equity Securities under this §2.11,
B =

The proportion held by the DCX Group of the outstanding Ballard Common  Shares, calculated on a Fully Issued basis, as it would have been if the DCX Group had purchased the DCX Group Cap (calculated as if Ford delivered a Participation Notice for the number of Equity Securities equal to the Aggregate Cap) for the Equity Financing pursuant to §2.7, and

C =

The number of Ballard Common Shares outstanding immediately before the  issuance of Equity Securities under this §2.11, calculated as if every Equity Security issued pursuant to the Equity Financing that is convertible or exchangeable into or otherwise carries the right to acquire Ballard Common Shares had been converted, exchanged or exercised as the case may be, otherwise, such number of Equity Securities in this §2.11(b) is calculated, subject to §2.13, as follows:

where:

A =	The number of Ballard Common Shares owned by the members of the DCX Group immediately before the issuance of Equity Securities under this §2.11,
B =	The Aggregate Maximum Percentage,
C =

The proportion held by the DCX Group of the outstanding Ballard Common  Shares, calculated on a Fully Issued basis, as it would have been if the DCX Group had purchased the DCX Group Cap (calculated as if Ford delivered a Participation Notice for the number of Equity Securities equal to the Aggregate Cap) for the Equity Financing pursuant to §2.7,

D =

The number of Ballard Common Shares outstanding immediately before the  issuance of Equity Securities under this §2.11, calculated as if every Equity Security issued pursuant to the Equity Financing that is convertible or exchangeable into, or otherwise carries the right to acquire Ballard Common Shares had been converted, exchanged or exercised as the case may be,

E =	The total number of Ballard Common Shares owned by the members of the DCX Group and the Ford Group immediately before the issuance of Equity Securities under this §2.11 or §2.12.

Number of Equity Securities in Private Placement to Ford

2.12                                                                           Subject to §2.13, within 30 days after receipt of a Private Placement Subscription under §2.10, Ballard will, subject to receipt of all necessary approvals of Governmental Authorities and stock exchanges and to Ford being a Ballard Base Shareholder at the time that Equity Securities are issued pursuant to this §2.12, issue to the members of the Ford Group specified in such Private Placement Subscription, and Ford will cause such members of its Group to purchase from Ballard and pay the subscription price for, an aggregate number of Equity Securities equal to the lesser of

(a)                                  the maximum number of Equity Securities specified in such Private Placement Subscription, and

(b)                                 the number of Equity Securities that when issued to members of the Ford Group would result in the members of the Ford Group owning the same proportion of the outstanding Ballard Common Shares, calculated on a Fully Issued basis, as they would have owned on the date of issuance of Equity Securities under this §2.12 if the members of the Ford Group had purchased the Ford Group Cap (calculated as if DCX delivered a Participation Notice for the number of Equity Securities equal to the Aggregate Cap) for the Equity Financing pursuant to §2.8.

Subject to §2.13, if DCX has purchased Equity Securities pursuant to §2.7, such number of Equity Securities in this §2.12(b) is calculated as follows:

(B*C)–A
1–B

where:

A =	The number of Ballard Common Shares owned by the members of the Ford Group immediately before the issuance of Equity Securities under this §2.12,
B =

The proportion held by the Ford Group of the outstanding Ballard Common  Shares, calculated on a Fully Issued basis, as it would have been if the Ford Group had purchased the Ford Group Cap (calculated as if DCX delivered a Participation Notice for the number of Equity Securities equal to the Aggregate Cap) for the Equity Financing pursuant to §2.8, and

C =

The number of Ballard Common Shares outstanding immediately before the  issuance of Equity Securities under this §2.12, calculated as if every Equity Security issued pursuant to the Equity Financing that is convertible or exchangeable into, or otherwise carries the right to acquire Ballard Common Shares had been converted, exchanged or exercised as the case may be, otherwise, such number of Equity Securities in this §2.12(b) is calculated, subject to §2.13, as follows:

where:

A =	The number of Ballard Common Shares owned by the members of the Ford Group immediately before the issuance of Equity Securities under this §2.12.
B =	The Aggregate Maximum Percentage,
C =

The proportion held by the Ford Group of the outstanding Ballard Common Shares, calculated on a Fully Issued basis, as it would have been if the Ford Group had purchased the Ford Group Cap (calculated as if DCX delivered a Participation Notice for the number of Equity Securities equal to the Aggregate Cap) for the Equity Financing pursuant to §2.8,

D =

The number of Ballard Common Shares outstanding immediately before the issuance of Equity Securities under this §2.12, calculated as if every Equity Security issued pursuant to the Equity Financing that is convertible or exchangeable into, or otherwise carries the right to acquire Ballard Common Shares had been converted, exchanged or exercised as the case may be,

E =	The total number of Ballard Common Shares owned by the members of the DCX Group and the Ford Group immediately before the issuance of Equity Securities under §2.11 or this §2.12.

Maximum for Private Placement

2.13                         The number of Equity Securities issued pursuant to §2.11 or §2.12 will not exceed the number of Equity Securities that would result in the members of the DCX Group and the Ford Group owning immediately after such issuance, in the aggregate, the Aggregate Maximum Percentage of the outstanding Ballard Common Shares, calculated on a Fully Issued basis.

Such maximum number of Equity Securities is calculated as follows:

(B*C)–A
1–B

where:

A =

The total number of Ballard Common Shares owned by members of the DCX Group and the Ford Group immediately before the issuance of Equity Securities under §2.11 or §2.12, calculated as if every Equity Security issued to a member of either such Group pursuant to the applicable Equity Financing that is convertible or exchangeable into, or otherwise carries the right to acquire Ballard Common Shares had been converted, exchanged or exercised as the case may be,

B =	The Aggregate Maximum Percentage, and
C =

The number of Ballard Common Shares outstanding immediately before the issuance of Equity Securities under §2.11 or §2.12, calculated as if every Equity Security issued pursuant to the applicable Equity Financing that is convertible or exchangeable into, or otherwise carries the right to acquire Ballard Common Shares had been converted, exchanged or exercised as the case may be.

Price for Private Placement Securities

2.14                         The price for Equity Securities to be issued pursuant to §2.11 or §2.12 will be the greater of

(a)                                  the issue price of the Equity Securities issued pursuant to the applicable Equity Financing, and

(b)                                 the lowest price at which such securities may be issued by Ballard pursuant to the written policies of The Toronto Stock Exchange applicable to private placements, if Ballard’s securities are then listed on The Toronto Stock Exchange and, if not so listed, pursuant to the written policies on private placements of all then applicable securities regulators and stock exchanges.

Regulatory Approvals

2.15                         Ballard will use all reasonable efforts to obtain all approvals of stock exchanges and, to the extent appropriate, Governmental Authorities and the relevant Ballard Base Shareholder, to the extent appropriate, will use all reasonable efforts to obtain all approvals of Governmental Authorities, necessary for the issuance of Equity Securities subscribed for pursuant to §2.7, §2.8, §2.11 or §2.12, but if any such stock exchange or Governmental Authority notifies Ballard or the relevant Ballard Base Shareholder that it will not grant such an approval in the circumstances

(a)                                  the relevant Ballard Base Shareholder and each member of its Group will be released from its obligation to purchase such Equity Securities and will not be considered to have failed to purchase the maximum number of Equity Securities in respect of the Equity Financing to which they relate, and

(b)                                 Ballard will be released from its obligation to issue the Equity Securities referred to in §2.15(a) to that Ballard Base Shareholder and the members of its Group.

No Obligation of Ballard to Qualify Equity Securities

2.16                                                                           Each of DCX and Ford acknowledges that any Equity Securities acquired by members of its Group pursuant to §2.11 or §2.12, respectively, will be subject, in accordance with applicable securities laws and the rules and policies of applicable stock exchanges, to restrictions on resale and that Ballard will have no obligation to qualify any Equity Securities so issued by issuance under applicable securities laws of a prospectus, registration statement or similar document, provided however, for greater certainty, the Parties acknowledge that the Ballard Common Shares issued pursuant to the Call Agreement are not being issued pursuant to §2.11 or §2.12 and that this §2.16 shall in no way affect Ballard’s obligations under or pursuant to the registration rights agreement among the Parties in respect of the Ballard Common Shares issued pursuant to the Call Agreement.

No Disposition of Ballard Common Shares During Participation

2.17                                                                           Notwithstanding any other rights granted under this Agreement, once a Ballard Base Shareholder gives a Participation Notice or a Private Placement Subscription to Ballard, it will ensure that no member of its Group will sell, transfer or otherwise dispose of any Ballard Common Shares, except to one or more other members of its Group, until the earlier of the completion of the issuance of Equity Securities pursuant to such Participation Notice or Private Placement Subscription and the 60th day after delivery of the Participation Notice or Private Placement Subscription, as the case may be.

PART 3

BALLARD SHARES

Restrictions on Further Acquisition of Equity Securities

3.1                                                                                 Neither of DCX nor Ford will, nor will either of them permit any member of its Group to, effect the direct or indirect acquisition of any Equity Security if such acquisition would result in the members of the DCX Group and the Ford Group owning, in the aggregate, more than the Aggregate Maximum Percentage of the outstanding Ballard Common Shares, except

(a)                                  by way of a Circular Bid made on or before November 30, 2005, the effect of which would be, if such Circular Bid was fully accepted, that all of the outstanding Ballard Common Shares would be owned by members of the DCX Group and the Ford Group if members of both Groups own Ballard Common Shares or, if no member of one such Group owns Ballard Common Shares, all of the outstanding Ballard Common Shares would be owned by the members of the other such Group,

(b)                                 by way of a Circular Bid made after November 30, 2005 and on or before November 30, 2007, the effect of which would be, if such Circular Bid was fully accepted, that members of the DCX Group and the Ford Group would own in the aggregate, at least two-thirds, calculated on a Fully Diluted basis, of all outstanding Ballard Common Shares if members of both Groups own Ballard Common Shares or, if no member of one such Group owns Ballard Common Shares, at least two-thirds, calculated on a Fully Diluted basis, of all outstanding Ballard Common Shares would be owned by the members of the other such Group,

(c)                                  by way of a Circular Bid made after November 30, 2007, pursuant to which

(i)                                     the members of the DCX Group and the Ford Group making the acquisition acquire not less than the greater of

(A) 20%, calculated on a Fully Diluted basis, of all outstanding Ballard Common Shares, and

(B) the number of Ballard Common Shares so that the members of the DCX Group and the Ford Group will, immediately after such acquisition,

own more than 50%, calculated on a Fully Diluted basis, of all outstanding Ballard Common Shares if members of both Groups own Ballard Common Shares or, if no member of one such Group owns Ballard Common Shares, more than 50%, calculated on a Fully Diluted basis, of all outstanding Ballard Common Shares is owned by the members of the other such Group,

(ii)                                  if only one of DCX or Ford remains a shareholder of Ballard and is a Ballard Base Shareholder, and one or more members of its Group makes such an acquisition, the members of such Group acquire, in the aggregate, more than 10%, calculated on a Fully Diluted basis, of all outstanding Ballard Common Shares, and

(iii)                               if both DCX and Ford are shareholders of Ballard but the directors of Ballard elected by DBF Holdings at the direction of DCX and Ford are no longer entitled to exercise the rights pursuant to §7.21, §7.24 or §7.26, as applicable, and one of DCX or Ford is a Base Ballard Shareholder, the members of such Ballard Base Shareholder’s Group that makes the acquisition acquire, in the aggregate, more than 10%, calculated on a Fully Diluted basis, of all outstanding Ballard Common Shares,

(d)                                 by way of a stock dividend, subdivision or other stock distribution that is made or is available to all holders of Ballard Common Shares, or

(e)                                  by transfer from

(i)                                     a member of the Group of the other of them, or

(ii)                                  a member of the same Group.

Further Restrictions

3.2                                                                                 Neither of DCX nor Ford will, nor will either of them permit any member of its Group to,

(a)                                  deposit any Equity Security in a voting trust or subject any Ballard Common Share to any contract with respect to the voting of such Ballard Common Share, except a voting trust or contract to which only members of the DCX Group and the Ford Group are members and except as expressly contemplated in this Agreement,

(b)                                 join a partnership, limited partnership, syndicate or other entity, or otherwise contract to act in concert with any Person, other than one or more other members of the DCX Group and the Ford Group, for the purpose of acquiring, holding or voting any Ballard Common Share,

(c)                                  subject to §3.2(d), exercise its right to requisition a meeting pursuant to the Canada Business Corporations Act,

(d)                                 actively solicit proxies, under any circumstance, with respect to any Ballard Common Share, except

(i)                                     if a Third Party has requisitioned a meeting as permitted by the Canada Business Corporations Act in respect of a proposed amalgamation, arrangement, reorganization, recapitalization or other transaction involving Ballard and requiring the approval of the holders of Ballard Common Shares, which transaction, if it had been initiated by way of a Takeover Bid, would have entitled DCX or Ford to effect a competing Takeover Bid in accordance with §5.1(b), a member of the DCX Group or the Ford Group may

(A) solicit proxies in respect of such meeting, and

(B) requisition a meeting as permitted by the Canada Business Corporations Act for a similar transaction that if successful would result in the members of the DCX Group and the Ford Group owning at least the number of shares as required by §5.1(b), and solicit proxies in respect of such meeting, and

(ii)                                  a member of the DCX Group or the Ford Group will not be deemed to be soliciting proxies by reason of its granting a proxy to management of Ballard, or

(e)                                  effect the direct or indirect acquisition of any Equity Security unless at least 14 Business Days notice of such intended acquisition is given to the other of them, and to Ballard, such notice to include the number of Equity Securities it intends to acquire.

No Obligation to Dispose of Ballard Common Shares

3.3                                                                                 Notwithstanding §3.1, no member of the DCX Group or the Ford Group will be obligated to dispose of any Ballard Common Shares if its percentage ownership of outstanding Ballard Common Shares is increased as a result of a recapitalization of Ballard or a repurchase, redemption or acquisition of securities by Ballard or any other action taken by Ballard.

Share Certificate Legends

3.4                                                                                 At Closing,

(a)                                  each of DCX and Ford will surrender all share certificates issued to members of its Group representing the Equity Securities registered in the name of any member of the DCX Group or any member of the Ford Group and Ballard will issue replacement certificates with the following legends, as applicable, which will remain thereon as long as the DCX Group or the Ford Group, as applicable, is subject to the restrictions on transfer of such securities:

(i)                                     “The transfer of the securities represented by this certificate is subject to the provisions of a Fourth Alliance Agreement made August 31, 2005 among Ballard Power Systems Inc., DaimlerChrysler AG, Ford Motor Company and

DBF Pref Share Holdings Inc.  A copy of the Fourth Alliance Agreement is on file at the office of the Corporate Secretary of Ballard Power Systems Inc.”; and

(ii)                                  “The securities represented by this certificate are subject to a four- month hold period and may not be traded in British Columbia until four months after the date of issue except as permitted by the Securities Act (British Columbia) and the Securities Rules thereunder.  In addition, the Securities Act (British Columbia) imposes further restrictions on trades made by a person who is a control person (as defined in such Act) in relation to the issuer of this security.”,

(b)                                 in addition to the legends referred to in §3.4(a), Ballard will place on all share certificates representing the Equity Securities registered in the name of any member of the DCX Group or any member of the Ford Group the following legend, which will remain thereon until such time as it is no longer required under the U.S. Securities Act:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND HAVE BEEN ISSUED TO AN AFFILIATE, AS THAT TERM IS DEFINED IN RULE 144(A) UNDER THE U.S. SECURITIES ACT, OF THE CORPORATION.  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF BALLARD POWER SYSTEMS INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, IF APPLICABLE, OR (C) INSIDE THE UNITED STATES (I) PURSUANT TO THE EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (II) PURSUANT TO ANOTHER APPLICABLE EXEMPTION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS GOVERNING THE OFFER AND SALE OF SUCH SECURITIES, PROVIDED THAT THE HOLDER PROVIDES TO THE CORPORATION AND THE TRANSFER AGENT SUFFICIENTLY IN ADVANCE OF ANY SUCH OFFER, SALE, PLEDGE OR OTHER TRANSFER PURSUANT TO CLAUSE (B), OR (C)(I), AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM REASONABLY ACCEPTABLE TO THE CORPORATION AND THE TRANSFER AGENT, CERTIFICATES AND OTHER INFORMATION THEY MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

Replacement of Legended Share Certificates Issued to DCX Group

3.5                                                                                 Ballard will, on request by DCX and surrender of

(a)                                  any certificate issued to a member of the DCX Group on which the legend set forth in §3.4(a)(i) has been placed, at any time after November 30, 2007, issue a replacement certificate without such legend, and

(b)                                 any certificate issued to a member of the DCX Group on which the legend set forth in §3.4(a)(ii) has been placed, at any time after the expiry of the hold period referred to in §3.4(a)(ii), issue a replacement certificate without such legend, and this provision will survive the effective date of termination of this Agreement and will continue in full force and effect.

Replacement of Legended Share Certificates Issued to Ford Group

3.6                                                                                 At any time after

(a)                                  November 30, 2007, Ballard will, on request by Ford and surrender of any certificate issued to a member of the Ford Group on which the legend set forth in §3.4(a)(i) has been placed, issue a replacement certificate without such legend,

(b)                                 November 30, 2007, if Ford delivers to Ballard an opinion of counsel in form and substance reasonably satisfactory to Ballard to the effect that the offer and sale of the shares referred to in §3.4(b) are in compliance with all applicable U.S. Federal and State securities laws and that the legends on such share certificates are no longer required, Ballard will, upon delivery by Ford of any certificate issued to a member of the Ford Group on which the legend set forth in §3.4(b) has been placed, issue a replacement certificate without such legend, and

(c)                                  the expiry of the hold period referred to in §3.4(a)(ii), Ballard will, on request by Ford and surrender of any certificate issued to a member of the Ford Group on which the legend set forth in §3.4(a)(ii) has been placed, issue a replacement certificate without such legend, and this provision will survive the effective date of termination of this Agreement and will continue in full force and effect.

PART 4

DISPOSITION OF BALLARD SHARES

Restrictions on Transfers of Ballard Shares by DCX and Ford

4.1                                                                                 Except as expressly permitted by this Agreement, until November 30, 2007,

(a)                                  DCX will not, and will not permit any member of the DCX Group to, sell, assign, transfer or otherwise dispose of, other than by a sale or transfer to a member of the Ford Group,

(i)                                     any Base DCX Ballard Shares, or

(ii)                                  any Ballard Common Shares, other than the Base DCX Ballard Shares, without the prior consent of Ballard, which consent will not be unreasonably withheld, and

(b)                                 Ford will not, and will not permit any member of the Ford Group to, sell, assign, transfer or otherwise dispose of, other than by a sale or transfer to a member of the DCX Group,

(i)                                     any Base Ford BPS Shares, or

(ii)                                  any Ballard Common Shares, other than the Base Ford BPS Shares, without the prior consent of Ballard, which consent will not be unreasonably withheld.

Transfer of Shares Within Group

4.2                                                                                 Each Party may, and may cause members of its Group to, sell, assign or transfer any Equity Securities owned by one or more of them to one or more other members of its Group, provided that

(a)                                  the Party remains bound by the terms of this Agreement and all agreements and instruments referred to in, and entered into by the Party pursuant to, the Acquisition Agreement, and causes each such member of its Group to act in accordance with this Agreement and all agreements and instruments referred to in, or entered into by the Party pursuant to, this Agreement,

(b)                                 the Party causes any such member of its Group to transfer such shares to the Party or another member of the Party’s Group before the member ceases to be a member of the Group, and

(c)                                  the Party causes any such member of its Group to be bound by the provisions of the Fourth Settlement Agreement and, in order to evidence the same, causes such member of the Group to execute and deliver to each party to the Fourth Settlement Agreement that is bound by such agreement at that time an addendum to the Fourth Settlement Agreement which states that such member of the Group is bound by the provisions of the Fourth Settlement Agreement.

Transfer of Shares Between Groups

4.3                                                                                 Each of DCX and Ford may, and may cause members of its Group to, sell, assign or transfer any Equity Securities owned by one or more of them to one or more members of the other’s Group, provided that

(a)                                  DCX and Ford provide prior notice of such transfer to Ballard, and

(b)                                 the transferee agrees to be bound by the provisions of the Fourth Settlement Agreement and, in order to evidence the same, executes and delivers, prior to the transfer of such shares, to each Party to the Fourth Settlement Agreement that is bound by such agreement at that time, an addendum to the Fourth Settlement Agreement which states that the transferee will be bound by the provisions of the Fourth Settlement Agreement.

Equity Securities to be Held Directly

4.4                                                                                 Each of DCX and Ford will ensure that any member of its Group that owns any Equity Securities will at all times hold such securities directly, in its own name, as the registered holder thereof and each of DCX and Ford will from time to time, on request by Ballard, provide to Ballard a list of all members of its Group that hold Equity Securities and the number of Equity Securities held by each of them.

Disposition of Ballard Common Shares

4.5                                                                                 If any member of

(a)                                  the DCX Group sells or transfers any Ballard Common Shares, other than to another member of the DCX Group, the Ballard Common Shares sold or transferred will be deemed to have been Ballard Common Shares other than the Base DCX Ballard Shares until such time as the number of Ballard Common Shares owned by the DCX Group is equal to the number of Base DCX Ballard Shares, and

(b)                                 the Ford Group sells or transfers any Ballard Common Shares, other than to another member of the Ford Group, the Ballard Common Shares sold or transferred will be deemed to have been Ballard Common Shares other than the Base Ford BPS Shares until such time as the number of Ballard Common Shares owned by the Ford Group is equal to the number of Base Ford BPS Shares.

Ceasing to be a Member of a Group Deemed to Have Disposed

4.6                                                                                 If, at any time, a member of the DCX Group or the Ford Group ceases to be a member of such Group, it will be deemed to have disposed of all Ballard Common Shares owned by it at such time unless it again becomes a member of the same Group, or another member of that Group acquires such shares, within 30 days of it ceasing to be such a member.

Transfer of Ballard Common Shares

4.7                                                                                 Subject to §4.1, §4.10, §5.2, §5.3, §5.4 and §5.5, if applicable, members of the DCX Group and the Ford Group may sell, assign or transfer any Ballard Common Shares if DCX, in connection with an intended sale, assignment or transfer of Ballard Common Shares by any member of the DCX Group to a Person other than a member of the Ford Group, or Ford, in connection with an intended sale, assignment or transfer of Ballard Common Shares by any member of the Ford Group to a Person other than a member of the DCX Group, gives notice to Ballard, following the expiration of the 60-day period referred to in §4.10 and prior to the expiration of 180 days after such 60-day period, of the intention to sell, transfer or assign such Ballard Common Shares at least 30 days before such sale, transfer or assignment and will, before effecting such sale, assignment or transfer, consult with Ballard in respect of such sale, transfer or assignment.

Ballard to Support DCX and Ford in Sale of Ballard Common Shares

4.8                                                                                 Ballard will, at the request of DCX or Ford, as applicable, support the member of its Group in the selling of any Ballard Common Shares owned by such member at the most favourable price available under the circumstances at the time.

Mortgage of Ballard Shares

4.9                                                                                 The granting of one or more mortgages, pledges, hypothecations or other security interests on any or all of the Ballard Common Shares owned by any member of the DCX Group or the Ford Group will not constitute a disposition of such shares pursuant to this Agreement until such a mortgage, pledge, hypothecation or security interest is enforced, and the restrictions on transfer of such shares set out in this Agreement will apply to any transfer to or at the direction of the holder of such a mortgage, pledge, hypothecation or security interest.

Rights of First Offer on Sale of Shares

4.10                                                                           Subject to §4.2, §4.3, §5.2, §5.3, §5.4 and §5.5, neither DCX nor Ford will, nor will it permit any member of its Group to, sell, transfer or otherwise dispose of any of its Base Ballard Shares, other than a sale, transfer or disposition to one or more members of the other’s Group but including a sale, transfer or disposition to a member of the Ballard Group, unless it first delivers an offer (the “Offer”) to the other of them, with a copy to Ballard, which Offer will constitute an offer to sell the number of Base Ballard Shares set forth in the Offer (the “Offered Shares”) owned by the offeror and members of its Group (collectively, the “Offeror”) to such other Party (the “Offeree”) and will specify

(a)                                  that the Offer is being made pursuant to the provisions of this §4.10,

(b)                                 the sale price for the Offered Shares expressed in Canadian Dollars,

(c)                                  the terms and conditions of sale,

(d)                                 the date that the Offer is delivered to the Offeree,

(e)                                  that the Offer will be open for acceptance by the Offeree for a period of 60 days, unless a Takeover Bid by a Third Party referred to in §5.1 has been made, in which case the Offer will be open for acceptance for a minimum period of 5 Business Days ending on a Business Day that is at least 5 Business Days before the date set for the tendering of shares under such Takeover Bid (ignoring any extensions of such date), and

(f)                                    that the Offer must be fully accepted by the Offeree in order for a binding contract of purchase and sale to be formed under §4.12.

Acceptance of Offer

4.11                                                                           The Offeree may, by written notice delivered to the Offeror within the time period referred to in §4.10(e), accept the Offer.

Formation of Contract

4.12                                                                           If, within the time period referred to in §4.10(e), the Offeree has accepted the Offer in respect of all of the Offered Shares, a binding contract of purchase and sale among the Offeror or the members of the Offeror’s Group holding the Offered Shares and the Offeree will come into effect.

Offer to Third Parties

4.13                                                                           If within the time period referred to in §4.10(e), the Offer is not accepted by the Offeree with respect to all of the Offered Shares, the Offeror may, on or before the 210th day after the expiry date of the Offer, sell, transfer, assign or otherwise dispose of all of the Offered Shares to any Person

(a)                                  for a price not less than the price specified in the Offer, and

(b)                                 on terms and conditions no more favourable to such Person than the terms and conditions specified in the Offer.

Provisions of Sale Contract

4.14                                                                           In addition to the terms and conditions specified in the Offer, the following provisions will apply to any contract of purchase and sale made pursuant to §4.12 between the Offeror and the Offeree

(a)                                  the completion date (the “Completion Date”) will be

(i)                                     the first Business Day that is at least 30 days after the later of

(A) the date on which the Offer is accepted by the Offeree, and

(B) the date on which all required approvals of the applicable Governmental Authorities for the sale of the Offered Shares are received by the Offeror and the Offeree,

but in any event no later than six months after the date referred to in §4.14(a)(i)(A), or such other time, day or place as the Offeror and the Offeree may agree, at which time the Offeror and the Offeree will execute and deliver such transfer documents and do such further acts and things as may be reasonably required to effect and complete the sale of the Offered Shares, or

(ii)                                  if a Takeover Bid by a Third Party referred to in §5.1 has been made, on the first Business Day that is at least 2 Business Days after the date on which the Offer is accepted by the Offeree,

(b)                                 the Offeror will execute and deliver all assignments, instruments of transfer and other documents as may be necessary to transfer the Offered Shares on the Completion Date to or as directed by the Offeree,

(c)                                  unless otherwise specified in the Offer, the full purchase price payable for the Offered Shares will be paid on the Completion Date,

(d)                                 time will be of the essence,

(e)                                  the contract will be binding on the parties thereto and on their respective successors and assigns, and

(f)                                    if the required approvals referred to in §4.14(a)(i)(B) are not received within the six-month period referred to in §4.14(a) or the relevant Governmental Authority has notified the relevant Parties that the same will not be granted, and all other conditions of the sale have been met, the Offeror and the Offeree will, exercising diligence and acting reasonably and in good faith, make all commercially reasonable efforts to effect a transaction in substitution for the purchases and sales contemplated herein which achieves to the greatest extent possible the same economic, legal and commercial objectives and, failing the agreement of the relevant Parties on the terms of such a transaction within 30 days after the expiry of such six- month period or receipt of such notification of the Governmental Authority, any such Party may refer the matter for dispute resolution under Part 17.

Time for Sale of Offered Shares

4.15                                                                           If the Offered Shares are not sold, transferred, assigned or otherwise disposed of pursuant to §4.13 within 210 days after the expiry date of the Offer, then the provisions set forth in §4.10 to this §4.15, inclusive, will again become applicable to the sale, transfer, assignment or other disposition of all the Offered Shares.

Effect of Offer from DCX and Ford

4.16                                                                           If a Takeover Bid by a Third Party referred to in §5.1 has been made and both DCX and Ford deliver an Offer pursuant to §4.10, the Offers and any obligation to purchase or sell the Offered Shares will terminate and any member of the DCX Group or the Ford Group may tender all or any portion of the Ballard Common Shares owned by it into such Takeover Bid.

PART 5

TAKEOVER BIDS

DCX’s and Ford’s Rights in the Event of a Takeover Bid by a Third Party

5.1                                                                                 If a Third Party makes a bona fide Takeover Bid that would result, if fully accepted, in the Third Party owning more than 50% of the outstanding Ballard Common Shares, each of DCX and Ford will have the following options:

(a)                                  accept the Third Party as the new majority shareholder of Ballard while keeping its own shareholding in Ballard;

(b)                                 effect a competing Takeover Bid by way of a Circular Bid made in accordance with §3.1, provided that if such Circular Bid is made on or before November 30, 2005, then the effect of the Circular Bid must be that members of the DCX Group and the Ford Group that make the Circular Bid would acquire a number of Ballard Common Shares which is the lesser of

(i)                                     the number of Ballard Common Shares to be acquired under §3.1(a), and

(ii)                                  the maximum number of Ballard Common Shares such Third Party has offered to purchase under the Takeover Bid made by it; and

(c)                                  subject to §4.10 and §4.16, tender into the Takeover Bid.

DCX’s Rights on Successful Takeover Bid by Third Party

5.2                                                                                 If a Third Party makes a bona fide Takeover Bid that would result, if fully accepted, in the Third Party owning more than two-thirds of the outstanding Ballard Common Shares, and after such Takeover Bid is completed the Third Party owns more than 50% of the outstanding Ballard Common Shares, including all Ballard Common Shares acquired under the Takeover Bid and the members of the DCX Group that hold Ballard Common Shares have tendered all of such Ballard Common Shares into such Takeover Bid and have sold to such Third Party at least the proportion of the total number of Ballard Common Shares owned by the members of the DCX Group equal to the proportion of the total number of issued Ballard Common Shares purchased by the Third Party, then

(a)                                  Ballard will, on request by DCX, grant to one or more members of the DCX Group the license referred to in §14.1 as if the time period for the granting of such license had expired and the conditions precedent for the grant of the license had been satisfied and the license granted pursuant to §14.1 will be expanded to permit the production and manufacture of Vehicular Fuel Cells for sale to any customer,

(b)                                 Ballard will, on request by DCX, grant to one or more members of the DCX Group a license for the systems and components described in §14.4(a) that the members of the DCX Group have elected and agreed, before DCX acquired actual knowledge of, or there was a press release or public announcement of the intention to make such

Takeover Bid, to exclusively purchase from Ballard and have purchased from Ballard, on an exclusive basis, before the request for such license is made as if the time period for the granting of such license had expired and the conditions precedent for the grant of the license had been satisfied,

(c)                                  §3.1, §3.2, §4.1, §4.7 and §13.2 will cease to apply to DCX, and

(d)                                 §6.12(a) will cease to apply to Ballard and DCX except that DCX may, by notice given to Ballard before the Ballard Common Shares owned by the members of the DCX Group are tendered into such Takeover Bid, extend the application of §6.12(a) for one year after the date on which the Third Party completes such Takeover Bid, notwithstanding that §13.2 will not be applicable during such one year period.

Ford’s Rights on Successful Takeover Bid by Third Party

5.3                                                                                 If a Third Party makes a bona fide Takeover Bid that would result, if fully accepted, in the Third Party owning more than two-thirds of the outstanding Ballard Common Shares, and after such Takeover Bid is completed the Third Party owns more than 50% of the outstanding Ballard Common Shares, including all Ballard Common Shares acquired under the Takeover Bid and the members of the Ford Group that hold Ballard Common Shares have tendered all of such Ballard Common Shares into such Takeover Bid and have sold to such Third Party at least the proportion of the total number of Ballard Common Shares owned by the members of the Ford Group equal to the proportion of the total number of issued Ballard Common Shares purchased by the Third Party, then

(a)                                  Ballard will, on request by Ford, grant to one or more members of the Ford Group the license referred to in §14.3 as if the time period for the granting of such license had expired and the conditions precedent for the grant of the license had been satisfied,

(b)                                 §3.1, §3.2, §4.1, §4.7 and §13.1 will cease to apply to Ford, and

(c)                                  §6.12(b) will cease to apply to Ballard and Ford except that Ford may, by notice given to Ballard before the Ballard Common Shares owned by the members of the Ford Group are tendered into such Takeover Bid, extend the application of §6.12(b) for one year after the date on which the Third Party completes such Takeover Bid, notwithstanding that §13.1 will not be applicable during such one year period.

Rights on Successful Takeover Bid by Ford

5.4                                                                                 If Ford completes a bona fide Takeover Bid that results in it owning more than 50% of the outstanding Ballard Common Shares, including all Ballard Common Shares acquired under such Takeover Bid, other than Ballard Common Shares tendered by members of the DCX Group,

(a)                                  Ballard will, on request by DCX, grant to one or more members of the DCX Group the license under §14.1 as if the time period for the granting of such license had expired and the conditions precedent for the grant of the license had been satisfied,

(b)                                 Ballard will, on request by DCX, grant to one or more members of the DCX Group a license for a system or component described in §14.4(a) that the members of the DCX Group have elected and agreed, before DCX acquired actual knowledge of or there was a press release or public announcement of the intention to make such Takeover Bid, to exclusively purchase from Ballard and have purchased from Ballard, on an exclusive basis, before the request for such license is made as if the time period for the granting of such license had expired and the conditions precedent for the grant of the license had been satisfied,

(c)                                  §4.7 and §4.10 will cease to apply to DCX, and

(d)                                 §4.10 will cease to apply to Ford.

Rights on Successful Takeover Bid by DCX

5.5                                                                                 If DCX completes a bona fide Takeover Bid that results in it owning

(a)                                  more than 50% of the outstanding Ballard Common Shares including all Ballard Common Shares acquired under such Takeover Bid, other than Ballard Common Shares tendered by members of the Ford Group,

(i)                                     Ballard will, on request by Ford, grant to one or more members of the Ford Group the license under §14.3 as if the time period for the granting of such license had expired and the conditions precedent for the grant of such license had been satisfied,

(ii)                                  §4.7 and §4.10 will cease to apply to Ford, and

(iii)                               §4.10 will cease to apply to DCX, or

(b)                                 at least 90% of the outstanding Ballard Common Shares other than the Ballard Common Shares owned by members of the Ford Group, or sufficient shares pursuant to such Takeover Bid to give DCX the right, pursuant to the Canada Business Corporations Act, to acquire, and it or members of its Group have so acquired, the remainder of the outstanding Ballard Common Shares,

(i)                                     Ballard will, on request by Ford, grant to one or more members of the Ford Group the licenses under §14.2 and §14.3, as if the time period for the granting of such licenses had expired and the conditions precedent for the grant of such licenses had been satisfied,

(ii)                                  §4.7 and §4.10 will cease to apply to Ford, and

(iii)          §4.10 will cease to apply to DCX.

Rights Arising on Involuntary Disposition

5.6                                                                                 If all of the Ballard Common Shares owned by the members of either the DCX Group or the Ford Group are acquired by a Third Party, without the consent of holders of such shares, by way of a compulsory acquisition, going private transaction or other transaction to which such holder has not consented (an “Involuntary Disposition”),

(a)                                  in the case of DCX,

(i)                                     Ballard will, on request by DCX, grant to one or more members of the DCX Group the license referred to in §14.1 as if the time period for the granting of such license had expired and the conditions precedent for the grant of the license had been satisfied, and the license granted pursuant to §14.1 will be expanded to permit the production and manufacture of Vehicular Fuel Cells for sale to any customer,

(ii)                                  Ballard will, on request by DCX, grant to one or more members of the DCX Group a license for the systems and components described in §14.4(a) that the members of the DCX Group have elected and agreed, before DCX acquired actual knowledge of, or there was a press release or public announcement of the intention to implement the Involuntary Disposition, to exclusively purchase from Ballard and have purchased from Ballard, on an exclusive basis, before the request for such license is made as if the time period for the granting of such license had expired and the conditions precedent for the grant of the license had been satisfied,

(iii)                               §3.1, §3.2, §4.1, §4.7 and §13.2 will cease to apply to DCX,

(iv)                              §6.12(a) will cease to apply to Ballard and DCX except that DCX may, by notice given to Ballard before an Involuntary Disposition is implemented, extend the application of §6.12(a) for one year after the date on which the Involuntary Disposition is implemented, notwithstanding that §13.2 will not be applicable during such one year period, and

(b)                                 in the case of Ford,

(i)                                     Ballard will, on request by Ford, grant to one or more members of the Ford Group the license referred to in §14.3 as if the time period for the granting of such license had expired and the conditions precedent for the grant of the license had been satisfied,

(ii)                                  §3.1, §3.2, §4.1, §4.7 and §13.1 will cease to apply to Ford, and

(iii)                               §6.12(b) will cease to apply to Ballard and Ford except that Ford may, by notice given to Ballard, before an Involuntary Disposition is implemented, extend the application of §6.12(b) for one year after the date on which the Involuntary Disposition is implemented, notwithstanding that §13.1 will not be applicable during such one year period.

PART 6

CONDUCT OF BUSINESS

Business of Ballard

6.1                                                                                 The business of the Ballard Group (the “Ballard Business”) includes researching, developing, designing, manufacturing, making, having made, assembling, installing, distributing, marketing, selling and servicing of Fuel Cells, Fuel Cell systems (other than Vehicular Fuel Cell Systems) and E-Drives and related technology and components for various applications including mobile, aerospace, portable, stationary, locomotive, marine and micro fuel cell applications and power electronics for all applications.

Ballard Strategic Plan

6.2                                                                                 DCX and Ford acknowledge that the Ballard Business will be conducted in a manner consistent with the Ballard Strategic Plan.

Preparation of Business Plan and Budgets

6.3                                                                                 Ballard will prepare a detailed business plan and a budget for each fiscal year which will include plans and budgets for research and development projects, budgets for capital expenditures and acquisitions, cash flow statements and profit and loss statements.  If such a business plan or budget is not approved in accordance with §7.21, §7.22, §7.24, §7.25, §7.26 or §7.27, as applicable, the last annual business plan or budget that was so approved will continue in effect until a new business plan or budget, as applicable, is approved.

Supporting the Ballard Brand

6.4                                                                                 Each of DCX and Ford will consider, on a timely basis, a written request from Ballard to take a specific action which will assist Ballard in its efforts to build its brand, but either DCX or Ford may accept or reject any such request in its sole and absolute discretion without any obligation to Ballard to accommodate such a request.  [Redacted]

Program Execution

6.5                                                                                 The Parties will cooperate in the following manner in respect of development undertaken by Ballard in respect of Vehicular Fuel Cells and E-Drives under Programs and development undertaken by the DCX Group and the Ford Group in respect of Vehicular Fuel Cell Systems through the following actions

(a)                                  subject to the obligations of confidentiality set forth in Part 16 and to any reasonable restrictions which may be imposed by a Party to respect the bona fide confidentiality obligations of that Party to Third Parties

(i)                                     Ballard will

(A)                              so long as DCX is a Ballard Base Shareholder, §13.2 applies, and DCX has

(I)                                    a Vehicular Fuel Cell Program with Ballard, permit DCX to co-locate, in Ballard’s premises in Burnaby, British Columbia or such other location where management of Ballard’s Vehicular Fuel Cell Programs is conducted, a reasonable number of its technical and project management personnel, not to exceed [Redacted] for each Vehicular Fuel Cell Program, who will have access to, and be entitled to participate in, such Vehicular Fuel Cell Program, and

(II)                                an E-Drive Program with Ballard, and is not, either independently or with a Third Party, developing competing E-Drive technology, permit DCX to co-locate, in Ballard’s premises in Dearborn, Michigan or such other location where management of Ballard’s E-Drive Programs is conducted, a reasonable number of its technical and project management personnel, not to exceed [Redacted] for each E-Drive Program, who will have access to, and be entitled to participate in, such E-Drive Program,

(B)                                so long as Ford is a Ballard Base Shareholder, §13.1 applies, and Ford has

(I)                                    a Vehicular Fuel Cell Program with Ballard, permit Ford to co-locate, in Ballard’s premises in Burnaby, British Columbia or such other location where management of Ballard’s Vehicular Fuel Cell Programs is conducted, a reasonable number of its technical and project management personnel, not to exceed [Redacted] for each Vehicular Fuel Cell Program, who will have access to, and be entitled to participate in, such Vehicular Fuel Cell Program, and

(II)                                an E-Drive Program with Ballard, permit Ford to co-locate, in Ballard’s premises in Dearborn, Michigan or such other location where management of Ballard’s E-Drive Programs is conducted, a reasonable number of its technical and project management personnel, not to exceed [Redacted] for each E-Drive Program, who will have access to, and be entitled to participate in, such E-Drive Program,

(ii)                                  as long as DCX or Ford, as the case may be, has co-location rights under §6.5(a)(i) above and

(A)                              DCX or Ford, as the case may be, has a Vehicular Fuel Cell Program with Ballard, DCX or Ford, as the case may be, will permit Ballard to co-locate, in Nabern, Germany or such other location where management of its Vehicular Fuel Cell Systems business is conducted a reasonable number of Ballard’s technical and project management personnel, not to exceed [Redacted] for any particular Vehicular Fuel Cell System to be used in a Program, who will have access to, and be entitled to participate in, such Vehicular Fuel Cell Systems project,

(B)                                DCX or Ford, as the case may be, has an E-Drive Program with Ballard, to the extent any member of the DCX Group or the Ford Group has an E-Drive research or development project, in connection with such E-Drive Program, DCX or Ford, as the case may be, will permit Ballard to co-locate, in the location where management of such E-Drive research or development project is conducted, a reasonable number of Ballard’s technical and project management personnel, not to exceed [Redacted] for any such E-Drive research or development project, who will have access to, and be entitled to participate in, such E-Drive research or development project, provided, however, in each case that the Party hosting any co-located personnel will be responsible for providing appropriate infrastructure (furnished and equipped office space) and access to secretarial and administrative assistance and the employer of any co-located personnel will be responsible for the salary, living allowance and other benefits payable to such co-located personnel, as well as all direct costs associated with such co-located personnel, including travel to and from the host’s premises,

(b)                                 the Parties will each appoint up to 5 representatives who will comprise the technical core team (the “Technical Core Team”) which will be responsible for overseeing the day to day operation of Programs and the co-ordination of the development work undertaken by Ballard of Vehicular Fuel Cells and E-Drives under such Programs.  The Technical Core Team will attempt to resolve by unanimous decision any disagreements among the Parties regarding technologies to be implemented to achieve the objectives of a current Program or a bona fide project proposed in good faith by DCX or Ford, acting responsibly,

(c)                                  Ballard will permit each of DCX and Ford to have up to 2 representatives attend as observers in those portions of meetings of Ballard’s Technology Approval Committee or any future equivalent organization within Ballard at which technologies used, or being considered for use, in Programs are reviewed, but excluding any portion of such meetings in which Excluded Technologies Intellectual Property Rights or Know-How or Stack Operation and Stack Control Logic Intellectual Property Rights or Know-How being considered for use in Programs are reviewed, and

(d)                                 each of DCX and Ford will permit Ballard to have up to 2 representatives attend as observers in those portions of meetings of, in the case of Ford, Fuel Cell Program Review Meetings and, in the case of DCX, Program Review Meetings, or any future equivalent body within Ford or DCX, at which the Vehicular Fuel Cell technologies used, or being considered for use, in Programs are reviewed, but excluding any portion of such meetings in which Excluded Technologies Intellectual Property Rights or Know-How or Stack Operation and Stack Control Logic Intellectual Property Rights or Know-How being considered for use in Programs are reviewed.

Joint Recalibration of Program Objectives

6.6                                                                                 If a Party determines, through a benchmarking process or otherwise, that a Program for the development of a Vehicular Fuel Cell will, if completed in accordance with such Program’s timing, quality, performance and costs, result in a Vehicular Fuel Cell that will not deliver a product that is competitive in terms of timing, quality, performance and cost with a Vehicular Fuel Cell

(a)                                  available from a Third Party, or

(b)                                 under development by a Third Party but not commercially available, where the functionality of that Vehicular Fuel Cell’s technology approach has been demonstrated through testing of a functional physical prototype that establishes a sufficient level of confidence for the OEMs to proceed with the incorporation of such technology in an OEM Vehicle program then the Parties will negotiate, in good faith, amendments to such Program’s product specifications and timing in order to achieve a Vehicular Fuel Cell that will be competitive in terms of such timing, quality, performance and cost.  If the Parties do not reach agreement through such negotiations within 30 days from the date such notice is first given under this §6.6 to commence such negotiations, or such longer period as the Parties may agree in writing, any Party will be entitled to invoke the Resolution Process.

Resolution Process

6.7                                                                                 If the Technical Core Team members are unable to reach a unanimous decision with respect to the appropriate technology to be implemented to achieve the objectives of a current Vehicular Fuel Cell Program or a bona fide project proposed in good faith by the OEMs acting reasonably as contemplated in §6.5(b) or the Parties to the Vehicular Fuel Cell Program are unable to reach a unanimous decision with respect to the amendment of that Vehicular Fuel Cell Program’s product specifications and timing as contemplated in §6.6 (each an “Unresolved Issue”), the following resolution process (the “Resolution Process”) is applicable:

(a)                                  either Ballard or one of the OEMs with the consent of the other OEM, may give a notice (a “Council Escalation Notice”) to the other Parties and to the Alliance Council identifying the Unresolved Issue and confirming that it is invoking the Resolution Process in respect of the Unresolved Issue.  [Redacted]

(b)                                 [Redacted];

(c)                                  if for any reason the Alliance Council fails to reach a unanimous decision within the earlier of [Redacted],

the Alliance Council will, [Redacted], give a notice (a “Board Escalation Notice”) to Ballard’s board of directors and each of the Parties identifying the Unresolved Issue and confirming that it is referring the Unresolved Issue to Ballard’s board of directors for resolution; and

(d)                                 [Redacted]

(i)                                     [Redacted]

(ii)                                  direct Ballard’s management to adopt the Ballard suggested resolution, in which event the OEMs will be entitled to independently implement the OEMs’ Suggested Resolution on the following terms and conditions:

(A)                              the OEMs will be released from the applicable non-competition restrictions of §13.1 and §13.2 and, [Redacted], for the product that would result from implementing the OEMs’ Suggested Resolution, a release from the purchase obligations of §6.12 and, to the extent applicable, the Program, each such release to

(I)                                    be limited to the particular project in question and only to permit the OEMs [Redacted] to incorporate the OEMs’ Suggested Resolution in their Vehicles, and

(II)                                cease if Ballard exercises its rights, as set out in §10.10 and §10.11 to acquire the OEMs’ Intellectual Property Rights and Know-How related to Fuel Cells arising out of that project [Redacted] and adopts the OEMs’ Suggested Resolution [Redacted],

(B)                                the OEMs may exercise their licence rights under §14.8,

(C)                                [Redacted], and,

(D)                               the OEMs will endeavour to minimize the scope and application of the releases contemplated in §6.7(d)(ii)(A) and the OEMs will take such other actions, within the ordinary course of business, as reasonably possible to limit any negative impact on Ballard.

Ford E-Drive Resolution Process

6.8                                                                               For any development of an E-Drive by Ballard for Ford subsequent to the NG E-Drive, the following resolution process (the “E-Drive Resolution Process”) is applicable: [Redacted]

Presentation of Designs to DCX

6.9                                                                                 As long as §13.2 applies, Ballard will present to DCX the Designs for Vehicular Fuel Cells and the Designs for E-Drives to which §13.2(b) applies before the IR Phase for such products unless

(a)                                  the Design was developed in accordance with a development program, with a Person other than a member of the DCX Group, for a specific product using such Person’s specifications and the disclosure of which to DCX is subject to bona fide restrictions in favour of a Person other than a member of the DCX Group, under a contract that has been approved by the board of directors of Ballard, consistent with Ballard’s normal delegation of authority, or

(b)                                 the Design incorporates as an integral part thereof Intellectual Property Rights or Know-How, the disclosure of which to DCX is subject to bona fide restrictions in favour of a Person other than a member of the DCX Group, or

(c)                                  a license has been granted to any member of the DCX Group under

(i)                                     §14.1 for Vehicular Fuel Cells, if the Design is for a Vehicular Fuel Cell, or

(ii)                                  §14.4 for E-Drives, if the design is for an E-Drive.

Presentation of Designs to Ford

6.10                                                                           As long as §13.1 applies, Ballard will present to Ford the Designs for Vehicular Fuel Cells and E-Drives for Vehicular applications, before the IR Phase for such product unless

(a)                                  the Design was developed in accordance with a development program, with a Person other than a member of the Ford Group, for a specific product using such Person’s specifications and the disclosure of which to Ford is subject to bona fide restrictions in favour of a Person other than a member of the Ford Group, under a contract that has been approved by the board of directors of Ballard, consistent with Ballard’s normal delegation of authority, or

(b)                                 the Design incorporates as an integral part thereof Intellectual Property Rights or Know-How, the disclosure of which to Ford is subject to bona fide restrictions in favour of a Person other than a member of the Ford Group, or

(c)                                  a license has been granted to any member of the Ford Group under

(i)                                     §14.2 for Vehicular Fuel Cells, if the design is for a Vehicular Fuel Cell, or

(ii)                                  §14.3 for E-Drives, if the Design is for an E-Drive, or

(d)                                 the Design is for an E-Drive that Ballard included in an E-Drive Proposal but which Ford determined did not provide timing, quality, performance and cost which was competitive with a Leading Product.

DCX and Ford Lead Time

6.11                                                                           If, following the Closing Date, a member of the Ballard Group acquires any OEM Transferred IPRs, no member of the Ballard Group will licence, sell, assign or transfer such OEM Transferred IPRs, or sell, lease or otherwise transfer Vehicular Fuel Cells or E-Drives incorporating such OEM Transferred IPRs, to an Automotive Customer without the approval of the board of directors of Ballard, consistent with Ballard’s normal delegation of authority.  In addition,

(a)                                  no member of the Ballard Group will sell, lease or otherwise transfer Vehicular Fuel Cells or E-Drives incorporating any such OEM Transferred IPRs to an Automotive Customer, nor disclose any such OEM Transferred IPRs to an Automotive Customer in a level of detail that would allow such Automotive Customer to practice or exploit such OEM Transferred IPRs, unless

(i)                                     such sale, lease, transfer or disclosure occurs no earlier than 12 months after the date on which title to such OEM Transferred IPRs was transferred to a member of the Ballard Group pursuant to the relevant purchase contract,

(ii)                                [Redacted]

(iii)                               [Redacted]

(b)                                 no member of the Ballard Group will license, sell, assign or otherwise transfer such OEM Transferred IPRs to an Automotive Customer for a period of 12 months after the date on which title to such OEM Transferred IPRs was transferred to a member of the Ballard Group pursuant to the relevant purchase contract (other than such implied licence as may be necessary to enable a Person to use a Vehicular Fue l Cell or E-Drive which incorporates such OEM Transferred IPRs and which has been sold or leased by a member of the Ballard Group in compliance with §6.11(a)).  In addition:

(i)                                     any license, sale, assignment or other transfer of OEM Transferred IPRs granted prior to the applicable date set forth in §6.11(b)(i)(A) or §6.11(b)(i)(B) may not permit the licensee, assignee or transferee to use the OEM Transferred IPRs for production of a Vehicular Fuel Cell for inclusion in an Vehicle for sale or lease to a member of the public prior to the applicable date set forth in §6.11(b)(i)(A) or §6.11(b)(i)(B),

(A)                              if the Vehicle Job 1 Date for any Program incorporating such OEM Transferred IPRs has occurred, no earlier than 9 months after such date, or

(B)                                if the Vehicle Job 1 Date for any Program incorporating such OEM Transferred IPRs has not occurred

(I)                                    if any Program incorporating such OEM Transferred IPRs is in effect, no earlier than 9 months after the earlier of the Vehicle Job 1 Date of such Program and the Vehicle Job 1 Date of any Program which such Program replaced, if any, or

(II)                                if no Program incorporating such OEM Transferred IPRs is in effect, no earlier than 18 months after the date on which title to such OEM Transferred IPRs was transferred to a member of the Ballard Group pursuant to the relevant purchase contract,

(ii)                                [Redacted]

(iii)                               [Redacted].

Sale of Products by Ballard

6.12                                                                           Subject to §6.7, §6.8, §6.13, §6.15 and Part 14, Ballard will sell to,

(a)                                  members of the DCX Group and the DCX Licensees, and such members of the DCX Group and the DCX Licensees will purchase from Ballard, for incorporation into DCX Vehicles, as long as §13.2 applies, all

(i)                                     E-Drives for DCX NG Vehicles which meet DCX’s reasonable requirements as to price, quality and delivery of a specified level of performance for such products,

(ii)                                  E-Drives to which §13.2(b) applies; and

(iii)                               Vehicular Fuel Cells,

required by them for DCX Vehicles, and

(b)                                 members of the Ford Group and such members of the Ford Group will purchase from Ballard, for incorporation into Ford Vehicles, as long as §13.1 applies, all

(i)                                     E-Drives, and

(ii)                                  Vehicular Fuel Cells,

required by them for Ford Vehicles.

Supply of Products to DCX and Ford

6.13                                                                           Ballard will be permitted a reasonably adequate time to construct and equip facilities to increase its production capacity should that be necessary in order to meet the supply requirements pursuant to §6.12.

Supply of Products to Licensees

6.14                                                                           Each of Ballard, DCX and Ford, and their respective Subsidiaries will supply sufficient quantities of each of the products produced by it or on its behalf and referred to in Part 14 to allow all prospective licensees under Part 14 to meet their purchase obligations in order for them to earn the licenses which may be earned by them under Part 14 by achieving certain Commercial Production volumes (provided, in each case, that if any of Ballard, DCX or Ford or their respective Subsidiaries is required to increase production capacity to meet such supply requirements, it will be permitted a reasonably adequate time to construct and equip facilities to achieve such increase).

General Exceptions to Exclusive Purchase Obligations

6.15                                                                           Where the members of the DCX Group or the members of the Ford Group are required, under this Part 6, to purchase a particular system or component from members of the Ballard Group, the members of that Group may instead purchase that system or component from a Third Party if both

(a)                                  any one of

(i)                                     the members of the DCX Group and the members of the Ford Group have completed at least [Redacted] of regular series production of the relevant products in which the particular system or component is to be incorporated or with which the particular system or component is to be integrated in an aggregate volume in such year of at least [Redacted],

(ii)                                  a competitor has completed at least [Redacted] of regular series production of its equivalent products into which the Third Party’s systems or components have been incorporated or with which such systems or components have been integrated in a volume in such year of at least [Redacted], or

(iii)                               such purchase is made after [Redacted], and

(b)                                 the Party supplying the system or component hereunder consents to the same, such consent not to be unreasonably withheld if the Third Party can, and the Party and its Subsidiaries cannot, meet the Person’s reasonable requirements as to timing, quality, performance and cost.

Exceptions to E-Drive Exclusive Purchase Obligations

6.16                           (a)                                  The members of the DCX Group will have no further obligation to purchase from Ballard, and Ballard will have no obligation to sell to members of the DCX Group, E-Drives for DCX NG Vehicles if the OEMs have the right to terminate, and do terminate, the NG E-Drive Development Agreement pursuant to the terms thereof or under applicable law.

(b)                                 The members of the Ford Group will have no further obligation to purchase from Ballard, and Ballard will have no obligation to sell to members of the Ford Group, NG E-Drives if the OEMs have the right to terminate, and do terminate, the NG E-Drive Development Agreement pursuant to the terms thereof or under applicable law. [Redacted].

Sales at Arm’s Length Prices

6.17                                                                           Each Party that is a customer of another Party in respect of any product as contemplated hereunder will, unless specified otherwise in this Agreement or any other agreement entered into pursuant to this Agreement, pay arm’s length prices therefor, but in no case on less favourable terms and conditions, taking into account cost, quality, quantity, delivery, performance and other relevant factors, than the other Party’s sales to any other Third Party of such product.

Relationships Among Parties on Arm’s Length Terms

6.18                                                                           Except as otherwise expressly provided in this Agreement or otherwise agreed to in writing among the Parties, all contractual relationships and commitments made among the Parties will be on arm’s length terms.

Establishment of Manufacturing Facilities

6.19                                                                           Ballard will determine where to establish its own manufacturing facilities, and in choosing a location, will, as long as DCX or Ford is a Ballard Base Shareholder and has an obligation, pursuant to Part 13, not to compete with Ballard, first consider the locations of members of the Ballard Group and the Ballard Base Shareholders.  If Ballard decides to have any of its Vehicular Fuel Cells or E-Drives, or components thereof, manufactured by a Third Party on a sub-contract basis, Ballard will, as long as DCX or Ford is a Ballard Base Shareholder and has an obligation, pursuant to Part 13, not to compete with Ballard, first consider using the Ballard Base Shareholders for such manufacturing.

Manufacturing Quality

6.20                                                                           Ballard will manufacture all Vehicular Fuel Cells and E-Drives for inclusion in an OEM Vehicle for sale or lease to a Third Party in a manner consistent with the ISO/TS 16949:2002 standard, or any amendment or replacement thereof.

Ballard Partnerships or Joint Ventures

6.21                                                                           Without the prior written consent of DCX if §13.2 applies and the prior written consent of Ford if §13.1 applies, Ballard will not, nor will it permit any member of the Ballard Group to enter into any partnership or joint venture with

(a)                                  any automobile manufacturer or Affiliate thereof with respect to the research, development, production or distribution of Fuel Cells or Fuel Cell systems, except to the extent such a partnership or joint venture specifically relates to Fuel Cells or Fuel Cell systems for applications other than for Vehicles, or

(b)                                 any Third Party with respect to the production and/or distribution of Vehicular Fuel Cells (excluding components or sub-assemblies thereof) or Vehicular Fuel Cell Systems (excluding components or sub-assemblies thereof), or with respect to the research and/or development for the purpose of the production and/or distribution of Vehicular Fuel Cells (excluding components or sub-assemblies thereof) or Vehicular Fuel Cell Systems (excluding components or sub-assemblies thereof) by such partnership or joint venture.

The Parties acknowledge that there may be a potential value and benefit to the Alliance in Ballard entering into partnerships or joint ventures with other automotive manufacturers, and that

DCX and Ford will consider a written request by Ballard in this area on a timely basis but each of DCX and Ford may grant or withhold such consent in its sole discretion.

Supplier Dealings

6.22                                                                           At the request of Ballard, each of DCX and Ford will, where appropriate, assist Ballard in its dealings with suppliers by introducing Ballard to their respective supply base and conveying to such suppliers the importance to DCX and Ford of Ballard’s role in the development of Fuel Cells for the Alliance.

PART 7

CORPORATE GOVERNANCE OF BALLARD

Board of Directors

7.1                                                                                 Immediately after the Closing, the board of directors of Ballard will consist of 12 members, eight of whom have been elected by the holders of Ballard Common Shares.

Election of Directors by Holder of Class A Share

7.2                                                                                 The Parties acknowledge that, in accordance with the rights and restrictions attached to the Class A Share, DBF Holdings, as the only holder of an issued Class A Share, has the exclusive right to elect, in the 30-day period immediately following the issuance of such share and in the seven-day period immediately following the close of each meeting of holders of Ballard Common Shares at which one or more directors are elected (other than to fill a vacancy) or removed or at which the number of directors permitted to be elected to the board of directors of Ballard is changed, a number of directors of Ballard that is equal to

(a)                                  the product (rounded up to the closest whole number if, and only if, such product is not more than 0.49 less than such closest whole number, and otherwise, rounded down to the next lower whole number, provided that where that product is between the Class A Round-up Number and 1.51 such product shall be rounded to 2) obtained when

(i)                                     the greater of

(A)                              six, and

(B)                                the total number of directors of Ballard immediately after the election of directors by DBF Holdings is multiplied by

(ii)                                  the quotient obtained when

(A)                              the aggregate number of Ballard Common Shares owned at the time of such meeting by the members of the DCX Group is divided by

(B)                                the total number of Ballard Common Shares outstanding at the time of such meeting, or

(b)                                 if the members of the DCX Group own, in the aggregate, more than 50% of the outstanding Ballard Common Shares at the time of such meeting, the greater of

(i)                                     the lowest number of directors that constitutes a majority of the directors of Ballard immediately after the election of directors by DBF Holdings, and

(ii)                                  the product determined pursuant to §7.2(a).

Election of Directors by Holder of Class B Share

7.3                                                                                 The Parties acknowledge that in accordance with the rights and restrictions attached to the Class B Share, DBF Holdings, as the only holder of an issued Class B Share, has the exclusive right to elect, in the 30-day period immediately following the issuance of such share and in the seven-day period immediately following the close of each meeting of holders of Ballard Common Shares at which one or more directors are elected (other than to fill a vacancy) or removed or at which the number of directors permitted to be elected to the board of directors of Ballard is changed, a number of directors of Ballard that is equal to

(a)                                  the product (rounded up to the closest whole number if, and only if, such product is not more than 0.49 less than such closest whole number, and otherwise, rounded down to the next lower whole number, provided that where that product is between the Class B Round-up Number and 1.51 such product shall be rounded to 2) obtained when

(i)                                     the greater of

(A) six, and

(B) the total number of directors of Ballard immediately after the election of directors by DBF Holdings is multiplied by

(ii)                                  the quotient obtained when

(A)                              the aggregate number of Ballard Common Shares owned at the time of such meeting by the members of the Ford Group is divided by

(B)                                the total number of outstanding Ballard Common Shares at the time of such meeting, or

(b)                                 if the members of the Ford Group own, in the aggregate, more than 50% of the outstanding Ballard Common Shares at the time of such meeting, the greater of

(i)                                     the lowest number of directors that constitutes a majority of the directors of Ballard immediately after the election of directors by DBF Holdings, and

(ii)                                  the product determined pursuant to §7.3(a).

Term of Directors Elected by DBF Holdings

7.4                                                                                 Each director elected by DBF Holdings pursuant to §7.2 or §7.3 will be elected for a term ending at the close of the next meeting of holders of Ballard Common Shares at which one or more directors are elected (other than to fill a vacancy) or removed or at which the number of directors permitted to be elected to the board of directors of Ballard is changed.

Ballard Pooling Agreement

7.5                                                                                 The Parties intend the provisions in this §7.5 through §7.12, inclusive, to be a pooling agreement as contemplated by section 146(1) of the Canada Business Corporations Act with respect to the exercise of voting rights attached to the shares in the capital of Ballard owned by each of DCX, Ford and DBF Holdings.

Voting by DBF Holdings

7.6                                                                                 The directors of DBF Holdings will appoint one of the directors or officers of DBF Holdings to, on behalf of DBF Holdings,

(a)                                  vote the Class A Share owned by DBF Holdings to approve any matter other than those referred to in §7.34(b) that requires approval by separate class resolution of the Class A Share,

(b)                                 vote the Class B Share owned by DBF Holdings to approve any matter other than those referred to in §7.35(b) that requires approval by separate class resolution of the Class B Share,

(c)                                  abstain from voting the Class A Share owned by DBF Holdings on any matter on which a holder of a Class A Share is entitled to vote with the holders of Ballard Common Shares, and

(d)                                 abstain from voting the Class B Share owned by DBF Holdings on any matter on which a holder of a Class B Share is entitled to vote with the holders of Ballard Common Shares.

Removal of Directors

7.7                                                                                 If at any time a director of Ballard elected by DBF Holdings votes or otherwise acts in a manner inconsistent with the terms and intent of this Agreement, DBF Holdings will forthwith cause such director to be removed as a director of Ballard and replaced with another individual elected by DBF Holdings.

Transfer of Class A Share

7.8                                                                                 DBF Holdings will not transfer the Class A Share owned by it to any Person without the prior consent of Ballard, Ford and DCX.

Transfer of Class B Share

7.9                                                                                 DBF Holdings will not transfer the Class B Share owned by it to any Person without the prior consent of Ballard, DCX and Ford.

Voting by DCX of Ballard Common Shares

7.10                                                                           Subject to the exceptions contained in §7.16, as long as the Class A Share is outstanding, DCX will not, and will ensure that no member of the DCX Group will, vote, or grant to any other Person the right to vote, any Ballard Common Share on a vote to elect or remove a director to or from the board of directors of Ballard or a resolution the effect of which is to change the rights and restrictions attached to the Class A Share or the Class B Share.

Voting by Ford of Ballard Common Shares

7.11                                                                           Subject to the exceptions contained in §7.17, as long as the Class B Share is outstanding, Ford will not, and will ensure that no member of the Ford Group will, vote, or grant to any other Person the right to vote, any Ballard Common Share on a vote to elect or remove a director to or from the board of directors of Ballard or a resolution the effect of which is to change the rights and restrictions attached to the Class A Share or the Class B Share.

Termination of Pooling Agreement

7.12                                                                           The provisions of §7.5 to §7.11, inclusive, will cease and terminate if

(a)                                  the Class A Share and the Class B Share are not outstanding, or

(b)                                 Ford, DCX and Ballard agree to terminate such provisions.

Redemption and Conversion of Class A Share

7.13                                                                           The Parties acknowledge that Ballard

(a)                                  has the right to redeem or convert the Class A Share in accordance with the rights, privileges, restrictions and conditions attached to such share, if

(i)                                     any Person, other than another member of the DCX Group, acquires or owns any interest in any share in the capital of DBF Holdings issued to a member of the DCX Group, except that the granting of one or more mortgages, pledges, hypothecations or other security interests on any such share will not constitute a disposition of such share pursuant to this Agreement until such a mortgage, pledge, hypothecation or other security interest is enforced, or

(ii)                                  any member of the DCX Group sells or is deemed, pursuant to this Agreement, to sell any Base DCX Ballard Shares, except

(A)                              to another member of the DCX Group or to one or more members of the Ford Group, or

(B)                                if a member of the DCX Group acquires such Base DCX Ballard Shares within 30 days after such sale, and

(b)                                 will redeem or convert the Class A Share on request by DBF Holdings pursuant to §7.34(d) if, at the time of such request, the members of the DCX Group

(i)                                     own, in the aggregate, at least 75% of the outstanding Ballard Common Shares, or

(ii)                                  own or have rights to purchase less than the number of Ballard Common Shares that would entitle DBF Holdings, as the holder of the Class A Share, to elect at least one director of Ballard, assuming that all members of the DCX Group have exercised all rights of conversion, exercise and exchange attached to securities owned by them that are convertible into or exchangeable or exercisable for Ballard Common Shares, and for greater certainty, after such redemption or conversion, the members of the DCX Group will no longer be restricted by any covenant regarding the voting of Ballard Common Shares.

Redemption and Conversion of Class B Share

7.14                                                                           The Parties acknowledge that Ballard

(a)                                  has the right to redeem or convert the Class B Share in accordance with the rights, privileges, restrictions and conditions attached to such share, if

(i)                                     any Person, other than another member of the Ford Group, acquires or owns any interest in any share in the capital of DBF Holdings issued to a member of the Ford Group, except that the granting of one or more mortgages, pledges, hypothecations or other security interests on any such share will not constitute a disposition of such share pursuant to this Agreement until such a mortgage, pledge, hypothecation or other security interest is enforced, or

(ii)                                  any member of the Ford Group sells or is deemed, pursuant to this Agreement, to sell any Base Ford BPS Shares, except

(A)                              to another member of the Ford Group or to one or more members of the DCX Group, or

(B)                                if a member of the Ford Group acquires such Base Ford BPS Shares within 30 days after such sale, and

(b)                                 will redeem or convert the Class B Share on request by DBF Holdings pursuant to §7.35(d) if, at the time of such request, the members of the Ford Group

(i)                                     own, in the aggregate, at least 75% of the outstanding Ballard Common Shares, or

(ii)                                  own or have rights to purchase less than the number of Ballard Common Shares that would entitle DBF Holdings, as the holder of the Class B Share, to elect at least one director of Ballard, assuming that all members of the Ford Group have exercised all rights of conversion, exercise and exchange attached to securities owned by them that are convertible into or exchangeable or exercisable for Ballard Common Shares, and for greater certainty, after such redemption or conversion, the members of the Ford Group will no longer be restricted by any covenant regarding the voting of Ballard Common Shares.

Restriction on Issuance of Class A Share and Class B Share

7.15                                                                           Ballard will not issue any Class A Share or any Class B Share to any Person except DBF Holdings.

Limitation on DCX Nominees

7.16                                                                           As long as the Class A Share is outstanding, DCX will not, directly or indirectly, nominate directors or participate in the solicitation of proxies for the election of directors other than

(a)                                  those included in the slate of nominees proposed to the shareholders of Ballard by management of Ballard, and

(b)                                 those DBF Holdings may elect pursuant to the rights and restrictions attached to the Class A Share.

Limitation on Ford Nominees

7.17                                                                           As long as the Class B Share is outstanding, Ford will not, directly or indirectly, nominate directors or participate in the solicitation of proxies for the election of directors other than

(a)                                  those included in the slate of nominees proposed to the shareholders of Ballard by management of Ballard, and

(b)                                 those DBF Holdings may elect pursuant to the rights and restrictions attached to the Class B Share.

Filling of Casual Vacancies

7.18                                                                           If at any time a director of Ballard elected by DBF Holdings as holder of the Class A Share or the Class B Share ceases to be a director of Ballard for any reason before the expiry of such director’s term, the resulting vacancy may only be filled

(a)                                  by a new director elected by a separate class vote of DBF Holdings as the holder of such share, and

(b)                                 if, after such election, the number of directors elected by DBF Holdings as holder of such share would not exceed the number of such directors DBF Holdings would be entitled to elect if a meeting of the holders of Ballard Common Shares at which directors had been elected (other than to fill a vacancy) or removed or at which the number of directors permitted to be elected to the board of directors of Ballard is changed had been held immediately before such election.

Officer Nomination Rights

7.19                                                                           Each of the Ballard Base Shareholders will have the non-exclusive right to nominate for consideration by the board of directors of Ballard an individual for each of the following five offices: the Chief Executive Officer; the Chief Financial Officer; the officer to whom the persons responsible for research and development at Ballard report (currently the Chief Technology Officer); the officer to whom the persons responsible for Vehicular Fuel Cell programs at Ballard report (currently the Chief Technology Officer); and the officer to whom the persons responsible for intellectual property at Ballard report (currently the Vice-President, Research and Development).

Officer Replacement Rights

7.20                                                                           The Ballard Base Shareholders, acting jointly and on reasonable notice given to the Chief Executive Officer of Ballard, will have the right to require the replacement of the individual holding each of the following three offices: the officer to whom the persons responsible for research and development at Ballard report (currently the Chief Technology Officer); the officer to whom the persons responsible for Vehicular Fuel Cell programs at Ballard report (currently the Chief Technology Officer); and the officer to whom the persons responsible for intellectual property at Ballard report (currently the Vice-President, Research and Development).

Special Approval Rights for DCX/Ford Nominees

7.21                                                                           Subject to §7.22,

(a)                                  as long as the members of the DCX Group and the Ford Group own at least

(i)                                     an aggregate percentage of all of the outstanding Ballard Common Shares equal to the Threshold Percentage, not including any Ballard Common Shares issued in consideration of a material investment in, or acquisition of, a Person other than a wholly-owned Subsidiary of Ballard that was required to be approved, and was approved under this §7.21, §7.24 or§7.26, and

(ii)                                  an aggregate of at least 20% of all of the outstanding Ballard Common Shares, and

(b)                                 as long as

(i)                                     the members of the DCX Group own all of the Base DCX Ballard Shares, other than Base DCX Ballard Shares transferred to a member of the Ford Group,

(ii)                                  the members of the Ford Group own all of the Base Ford BPS Shares, other than the Base Ford BPS Shares transferred to a member of the DCX Group,

(iii)                               the members of the DCX Group own a sufficient number of Ballard Common Shares to entitle DCX to direct DBF Holdings to elect at least one director of Ballard,

(iv)                              the members of the Ford Group own a sufficient number of Ballard Common Shares to entitle Ford to direct DBF Holdings to elect at least one director of Ballard, and

(v)                                 each of DCX and Ford directed DBF Holdings to elect at least one director of Ballard at the most recent time when entitled to do so,

the following decisions may not be made or actions taken unless approved by a number of directors of Ballard equal to one director more than a majority of the directors of Ballard who are entitled to vote and who do vote on such decision, including at least one director elected by DBF Holdings at the direction of either DCX or Ford,

(c)                                  a reduction in size of the board of directors of Ballard below 12 directors,

(d)                                 the sale of all or substantially all of the Ballard Business or the assets, property or intellectual property of all members of the Ballard Group,

(e)                                  any mortgage, grant of security interest, pledge or encumbrance on all or substantially all of the assets, property or intellectual property of all members of the Ballard Group,

(f)                                    any amalgamation, arrangement or statutory reorganization of Ballard with another entity other than a Subsidiary of Ballard,

(g)                                 any amendment or restatement of

(i)                                     the Ballard articles of incorporation, or

(ii)                                  the By- laws of Ballard that is inconsistent with the terms of this Agreement,

(h)                                 the voluntary commencement of bankruptcy or similar proceedings of any member of the Ballard Group,

(i)                                     a reduction in the stated capital of Ballard,

(j)                                     any change of the name of Ballard,

(k)                                  a consolidation (reverse split) of Ballard Common Shares,

(l)                                     the approval of the annual business plan or budget prepared pursuant to §6.3 or any changes thereto, the approval of or any material change to the Ballard Strategic Plan,

(m)          capital investment (or sale) by Ballard or a wholly-owned Subsidiary of Ballard, that is not included in a budget approved under §(l) if the amount of such investment (or sale), together with all other such unbudgeted investments (or sales) made in the same calendar year would exceed the greater of

(i)                                     $15 million, increasing to $30 million after December 31, 2007, and

(ii)                                  the lesser of

(A)                              25% of the total capital budget of Ballard and its wholly-owned Subsidiaries for such calendar year, and

(B)                                $100 million,

(n)                                 investment, by way of cash, property or securities, (or sale of an investment) by Ballard or a wholly-owned Subsidiary of Ballard in a Person other than a wholly-owned Subsidiary of Ballard, or a sale of a wholly-owned Subsidiary, other than investments (or sales) provided for in a budget approved under §(l), that exceeds the greater of

(i)                                     $25 million, and

(ii)                                  the lesser of

(A)                              25% of the total budget for investments in Persons other than wholly-owned Subsidiaries of Ballard for such calendar year, and

(B)                                $100 million, and

(o)                                 other than as provided in a business plan or in a budget approved under §(l) and subject to the requirements in §(m) and §(n), to authorize any member of the Ballard Group to

(i)                                     borrow money, grant security, guaranty liabilities and obligations of another Person, other than liabilities or obligations of wholly-owned Subsidiaries, in excess of $50 million in any calendar year, and

(ii)                                  incur liabilities and other obligations, other than in the ordinary course of business, in excess of $25 million in any calendar year.

Majority Vote of Directors

7.22                                                                           If, while §7.21 is applicable, one or more directors of Ballard elected by DBF Holdings at the direction of either DCX or Ford,

(a)                                  is prohibited under the Canada Business Corporations Act from voting on a matter specified in any of §7.21(c) to §7.21(o), inclusive,

(b)                                 abstains from voting on a matter specified in any of §7.21(c) to §7.21(o), inclusive, other than an abstention for the reason referred to in §7.22(a), or

(c)                                  does not participate, in person or by way of telephone, in a meeting of the board of directors of Ballard at which a matter specified in any of §7.21(c) to §7.21(o), inclusive, is considered, other than solely as a result of the occurrence of circumstances preventing such participation that are entirely beyond the control or remedy of such director (including, but not limited to, a medical emergency or accident of such director or an immediate family member of such director), such matter will not be subject to §7.21, and may be approved by a majority of the votes cast at a meeting of the board of directors of Ballard.

Retention of Special Approval Rights

7.23                                                                           If the aggregate percentage of all of the outstanding Ballard Common Shares held by members of the DCX Group and the Ford Group at any time falls below the Threshold Percentage, notwithstanding §7.21(a)(i), the rights set out in §7.21 will remain in effect for a period of 60 days thereafter.  If during that 60 day period members of the DCX Group and the Ford Group:

(a)                                  acquire sufficient Ballard Common Shares so that the aggregate proportion of all of the outstanding Ballard Common Shares held by members of the DCX Group and the Ford Group meets or exceeds the Threshold Percentage, their rights set out in §7.21 will remain in effect following expiry of the 60 day period until such time as the aggregate percentage of all of the outstanding Ballard Common Shares held by members of the DCX Group and the Ford Group again falls below the Threshold Percentage, at which time this §7.23 will again be applicable; or

(b)                                 do not acquire sufficient Ballard Common Shares so that the aggregate proportion of all of the outstanding Ballard Common Shares held by members of the DCX Group and the Ford Group meets or exceeds the Threshold Percentage, their rights set out in §7.21 will lapse following expiry of the 60 day period.  However, their rights set out in §7.21 will thereafter come into effect if, within 18 months following the expiry of such 60 day period, members of the DCX Group and the Ford Group acquire sufficient Ballard Common Shares so that the aggregate proportion of all of the outstanding Ballard

Common Shares held by members of the DCX Group and the Ford Group meets or exceeds the Threshold Percentage, at which time this §7.23 will again be applicable.

For the purpose of determining whether the members of the DCX Group and the Ford Group hold a number of Ballard Common Shares equal to the Threshold Percentage, the number of Ballard Common Shares issued in consideration of a material investment in, or acquisition of, a Person other than a wholly-owned Subsidiary of Ballard that was required to be approved, and was approved, under §7.21, §7.24 or§7.26 shall be excluded from such calculation.

Individual Special Approval Rights for DCX Nominees

7.24                                                                           Subject to §7.25, if §7.21(a) or §7.21(b) no longer applies, and the members of the DCX Group own at any subsequent time

(a)                                  at least 33.75% of the outstanding Ballard Common Shares, or

(b)                                 all of the Base DCX Ballard Shares and all of the Ballard Common Shares that were Base Ford BPS Shares when a member of the Ford Group owned them,

then after such time and as long as,

(c)                                  the members of the DCX Group own at least

(i)                                     an aggregate percentage of all of the outstanding Ballard Common Shares equal to the Threshold Percentage, not including any Ballard Common Shares issued in consideration of a material investment in, or acquisition of, a Person other than a wholly-owned Subsidiary of Ballard that was required to be approved, and was approved under §7.21 or this §7.24, and

(ii)                                  an aggregate of at least 20% of all of the outstanding Ballard Common Shares, and

(d)                                 the members of the DCX Group own all of the Base DCX Ballard Shares

and §13.2 is applicable, the decisions in §7.21(c) to §7.21(o), inclusive, will require the approval of a number of directors of Ballard equal to one director more than a majority of the directors of Ballard who are entitled to vote and who do vote on such decision, including at least one of the directors elected by DBF Holdings at the direction of DCX.

Majority Vote of Directors

7.25                                                                           If, while §7.24 is applicable, one or more directors of Ballard elected by DBF Holdings at the direction of DCX,

(a)                                  is prohibited under the Canada Business Corporations Act from voting on a matter specified in any of §7.21(c) to §7.21(o), inclusive,

(b)                                 abstains from voting on a matter specified in any of §7.21(c) to §7.21(o), inclusive, other than an abstention for any reason referred to in §7.25(a), or

(c)                                  does not participate, in person or by way of telephone, in a meeting of the board of directors of Ballard at which a matter specified in any of §7.21(c) to §7.21(o), inclusive, is considered, other than solely as a result of the occurrence of circumstances preventing such participation that are entirely beyond the control or remedy of such director (including, but not limited to, a medical emergency or accident of such director or an immediate family member of such director), such matter will not be subject to §7.24, and may be approved by a majority of the votes cast at a meeting of the board of directors of Ballard.

Individual Special Approval Rights for Ford Nominees

7.26                                                                           Subject to §7.27, if §7.21(a) or §7.21(b) no longer applies, and the members of the Ford Group own at any subsequent time

(a)                                  at least 33.75% of the outstanding Ballard Common Shares, or

(b)                                 all of the Base Ford BPS Shares and all of the Ballard Common Shares that were Base DCX Ballard Shares when a member of the DCX Group owned them,

then after such time and as long as,

(c)                                  the members of the Ford Group own at least

(i)                                     an aggregate percentage of all of the outstanding Ballard Common Shares equal to the Threshold Percentage, not including any Ballard Common Shares issued in consideration of a material investment in, or acquisition of a Person other than a wholly-owned Subsidiary of Ballard that was required to be approved, and was approved under §7.21 or this §7.26, and

(ii)                                  an aggregate of at least 20% of all of the outstanding Ballard Common Shares, and

(d)                                 the members of the Ford Group own all of the Base Ford BPS Shares

and §13.1 is applicable, the decisions in §7.21(c) to §§7.21(o), inclusive, will require the approval of a number of directors of Ballard equal to one director more than a majority of the directors of Ballard who are entitled to vote and who do vote on such decision, including at least one of the directors elected by DBF Holdings at the direction of Ford.

Majority Vote of Directors

7.27                                                                           If, while §7.26 is applicable, one or more directors of Ballard elected by DBF Holdings at the direction of Ford,

(a)                                  is prohibited under the Canada Business Corporations Act from voting on a matter specified in any of §7.21(c) to §7.21(o), inclusive,

(b)                                 abstains from voting on a matter specified in any of §7.21(c) to §7.21(o), inclusive, other than an abstention for the reason referred to in §7.27(a), or

(c)                                  does not participate, in person or by way of telephone, in a meeting of the board of directors of Ballard at which a matter specified in any of §7.21(c) to §§7.21(o), inclusive, is considered, other than solely as a result of the occurrence of circumstances preventing such participation that are entirely beyond the control or remedy of such director (including, but not limited to, a medical emergency or accident of such director or an immediate family member of such director), such matter will not be subject to §7.26, and may be approved by a majority of the votes cast at a meeting of the board of directors of Ballard.

DBF Holdings Unanimous Shareholder Agreement

7.28                                                                           The Parties intend the provisions in §7.28 through §7.41, inclusive, to be

(a)                                  a unanimous shareholder agreement as defined in section 2(1) of the Canada Business Corporations Act with respect to DBF Holdings, its business and affairs and the power and authority of the directors and shareholders of DBF Holdings, and

(b)                                 a pooling agreement as contemplated by section 146(1) of the Canada Business Corporations Act with respect to the exercise of voting rights attached to the DBF Shares.

Ownership of DBF Shares

7.29                                                                           The Parties acknowledge that each of DCX, Ballard and Ford own the following DBF Shares:

DCX	50 Class A Common shares

Ballard	100 Class B Common shares

Ford	50 Class C Common shares

and no other Person has any interest in or right, present or future, contingent or absolute, to purchase or otherwise acquire any DBF Shares or any interest in any DBF Shares.

Business of DBF Holdings

7.30                                                                           The business and activities of DBF Holdings will be restricted to

(a)                                  the subscription for, and purchase and ownership of, the Class A Share and the Class B Share,

(b)                                 the entering into of this Agreement, and

(c)                                  the exercise of the rights and privileges attached to the Class A Share and the Class B Share subject to the restrictions and conditions attached to such shares and the restrictions pursuant to this Part 7.

DBF Board of Directors

7.31                                                                           The number of directors of DBF Holdings will be a minimum of three and a maximum of five and

(a)                                  the DCX Group, as the sole holder of DBF Class A Common Shares, will have the exclusive right to elect one director of DBF Holdings,

(b)                                 the Ford Group, as the sole holder of DBF Class C Common Shares, will have the exclusive right to elect one director of DBF Holdings, and

(c)                                  the Ballard Group, as the sole holder of DBF Class B Common Shares, will have the exclusive right to

(i)                                     determine the number, within the limits contained in the Articles of DBF Holdings, of directors of DBF Holdings, and

(ii)                                  appoint two less than the number so determined of the directors of DBF Holdings.

Power and Authority of DBF Directors

7.32                                                                           The power and authority of the directors and officers of DBF Holdings to manage the business and affairs of DBF Holdings is restricted to

(a)                                  the matters set out in §7.6 and §7.7,

(b)                                 taking the necessary steps to maintain the corporate existence and good standing of DBF Holdings, and

(c)                                  appointing corporate representatives or officers to

(i)                                     vote the Class A Share and the Class B Share pursuant to §7.32(a), and

(ii)                                  take the steps referred to in §7.32(b).

Removal and Replacement of DBF Directors

7.33                                                                           If at any time a director of DBF Holdings votes or otherwise acts in a manner inconsistent with this Agreement, the shareholder that elected such director will forthwith cause such director to be removed as a director of DBF Holdings and fill the vacancy created by such removal.

Appointment of DCX as Corporate Representative

7.34                                                                           DCX is irrevocably entitled to act as the sole corporate representative of DBF Holdings to

(a)                                  exercise the exclusive rights of DBF Holdings, as described under §7.2, to elect, remove and fill vacancies of directors on the board of directors of Ballard elected in accordance with the rights attaching to the Class A Share; provided that DBF Holdings will not exercise its right to round up the number of directors of Ballard it is entitled to elect in accordance with the rights attaching to the Class A Share if,

(i)                                     the members of the DCX Group have not, in respect of any two consecutive previous Equity Financings completed after the Closing Date by Ballard, purchased at least

(A)                              the number of Equity Securities pursuant to §2.7 equal to the lesser of

(I)                                    the product obtained when

a.                                       the number of Equity Securities offered in each such Equity Financing is multiplied by

b.                                      the quotient obtained when

(1)                                  the DCX Proportion

is divided by

(2)                                  the aggregate of the DCX Proportion and the Ford Proportion, and

(II)                                the number of Equity Securities so that, immediately after such purchase, the members of the DCX Group would own, in the aggregate, at least the number of Ballard Common Shares, calculated on a Fully Issued basis, equal to the product obtained when

a.                                       the DCX Proportion,

is multiplied by

b.                                      the total number of Ballard Common Shares, calculated on a Fully Issued basis, outstanding immediately after such purchase, or

(B)                                the number of Equity Securities pursuant to §2.11 that when issued to members of the DCX Group would result in the members of the DCX Group owning the same percentage of the outstanding Ballard Common Shares, calculated on a Fully Issued basis, as they would have owned on the date that is 90 days after the date that the Equity Financing was completed, or such earlier date that Ballard issued Equity Securities to DCX under §2.11 with respect to each such Equity Financing, if the members of the DCX Group had purchased the number of Equity Securities equal to the least of the number of Equity Securities calculated

(I)                                    under §7.34(a)(i)(A) with respect to each such Equity Financing,

(II)                                under §2.11(b) with respect to each such Equity Financing, or

(III)                            under 2.13 with respect to each such Equity Financing,

unless at any time after the completion of the later of such Equity Financings, the members of the DCX Group have again owned at least the DCX Proportion of the outstanding Ballard Common Shares, or

(ii)                                  any member of the DCX Group has sold any Ballard Common Shares, other than Ballard Common Shares acquired after the Closing Date as consideration for the transfer to Ballard of certain technology developed by a member of the DCX Group, to any Person other than another member of the DCX Group or a member of the Ford Group,

(b)                                 vote the Class A Shares for or against, in its discretion, any separate class resolution to approve any amendment to the Ballard articles of incorporation

(i)                                     to change the number of Class A Shares in the authorized capital of Ballard,

(ii)                                  to alter or change any of the rights, privileges, restrictions or conditions attached to the Class A Share, or

(iii)                               that would prejudice or interfere with the rights of DCX and DBF Holdings as holder of the Class A Share to elect and remove directors of Ballard and to fill vacancies resulting from the removal, resignation, death or disqualification of directors elected by DBF Holdings as holder of the Class A Share, and

(c)                                  to, as long as §7.24 is applicable, take actions to enforce any right, or obtain and enforce any order or other remedy that DBF Holdings may have as a holder of the Class A Share, in respect of any decision or action listed in the rights, privileges, restrictions and conditions of such shares in the Ballard articles of incorporation, if Ballard makes such decision, or takes such action, without the approval required pursuant to such rights, privileges, restrictions and conditions, at a time when the making of such decision or the taking of such action is restricted pursuant to such rights, privileges, restrictions and conditions, and

(d)                                 request the redemption or conversion of the Class A Share in accordance with §7.13(b).

Appointment of Ford as Corporate Representative

7.35                                                                           Ford is irrevocably entitled to act as the sole corporate representative of DBF Holdings to

(a)                                  exercise the exclusive rights of DBF Holdings, as described under §7.3, to elect, remove and fill vacancies of directors on the board of directors of Ballard elected in accordance with the rights attaching to the Class B Share; provided that DBF Holdings will not exercise its right to round up the number of directors of Ballard it is entitled to elect in accordance with the rights attaching to the Class B Share if,

(i)                                     the members of the Ford Group have not, in respect of any two consecutive previous Equity Financings completed after the Closing Date by Ballard, purchased at least

(A)                              the number of Equity Securities pursuant to §2.8 equal to the lesser of

(I)                                    the product obtained when

a.                                       the number of Equity Securities offered in each such Equity Financing is multiplied by

b.                                      the quotient obtained when

(1)                                  the Ford Proportion

is divided by

(2)                                  the aggregate of the DCX Proportion and the Ford Proportion, and

(II)                                the number of Equity Securities so that, immediately after such purchase, the members of the Ford Group would own, in the aggregate, at least the number of Ballard Common Shares, calculated on a Fully Issued basis, equal to the product obtained when

a.                                       the Ford Proportion,

is multiplied by

b.                                      the total number of Ballard Common Shares, calculated on a Fully Issued basis, outstanding immediately after such purchase, or

(B)                                the number of Equity Securities pursuant to §2.12 that when issued to members of the Ford Group would result in the members of the Ford Group owning the same percentage of the outstanding Ballard Common Shares, calculated on a Fully Issued basis, as they would have owned on the date that is 90 days after the date that the Equity Financing was completed, or such earlier date that Ballard issued Equity Securities to Ford under §2.12 with respect to each such Equity Financing, if the members of the Ford Group had purchased the number of Equity Securities equal to the least of the number of Equity Securities calculated

(I)                                    under §7.35(a)(i)(A) with respect to each such Equity Financing,

(II)                                under §2.12(b) with respect to each such Equity Financing, or

(III)                            under §2.13 with respect to such Equity Financing,

unless at any time after the completion of the later of such Equity Financings, the members of the Ford Group have again owned at least the Ford Proportion of the outstanding Ballard Common Shares, or

(ii)                                  any member of the Ford Group has sold any Ballard Common Shares to any Person other than another member of the Ford Group or a member of the DCX Group,

(b)                                 vote the Class B Shares for or against, in its discretion, any separate class resolution to approve any amendment to the Ballard articles of incorporation

(i)                                     to change the number of Class B Shares in the authorized capital of Ballard,

(ii)                                  to alter or change any of the rights, privileges, restrictions or conditions attached to the Class B Share, or

(iii)                               that would prejudice or interfere with the rights of Ford and DBF Holdings as holder of the Class B Share to elect and remove directors of Ballard and to fill vacancies resulting from the removal, resignation, death or disqualification of directors elected by DBF Holdings as holder of the Class B Share, and

(c)                                  to, as long as §7.26 is applicable, take actions to enforce any right, or obtain and enforce any order or other remedy that DBF Holdings may have as a holder of the

Class B Share, in respect of any decision or action listed in the rights, privileges, restrictions and conditions for such shares in the Ballard articles of incorporation, if Ballard makes such decision, or takes such action, without the approval required pursuant to such rights, privileges, restrictions and conditions, at a time when the making of such decision or the taking of such action is restricted pursuant to such rights, privileges, restrictions and conditions, and

(d)                                 request the redemption or conversion of the Class B Share in accordance with §7.14(b).

Appointment of DCX and Ford as Corporate Representatives

7.36                                                                           DCX and Ford will be entitled to act jointly as the corporate representatives of DBF Holdings to take actions to enforce any right, or obtain and enforce any order or other remedy that DBF Holdings may have as a holder of the Class A Share and the Class B Share, in respect of any decision or action listed in the rights, privileges, restrictions, and conditions for such shares in the Ballard articles of incorporation if Ballard makes such decision, or takes such action, without the approval required pursuant to such rights, privileges, restrictions and conditions, at a time when the making of such decision or the taking of such action is restricted pursuant to such rights, privileges, restrictions and conditions.

Disposition of Shares

7.37                                                                           Except with the prior written consent of each other of DCX, Ford and Ballard, provided they own DBF Shares, none of DCX, Ford or Ballard will sell, assign, transfer or otherwise dispose of any DBF Shares to any Person; provided that the granting of one or more mortgages, pledges, hypothecations or other security interests of or in DBF Shares will not constitute a disposition of such shares until such mortgage, pledge, hypothecation or security interest is enforced and the restrictions on transfer of DBF Shares set out in this Agreement will apply to any transfer to or at the direction of the holder of any such mortgage, pledge, hypothecation or security interest.

Third Party Interests

7.38                                                                           Except as expressly authorized in §7.31 through §7.37, inclusive, DBF Holdings will not, without the unanimous consent of the shareholders of DBF Holdings, take or purport to take any action, including

(a)                                  any action that could result in any Person, other than DBF Holdings, acquiring any interest in the Class A Share or the Class B Share, or

(b)                                 any action to issue any share or other security in the capital of DBF Holdings.

Redemption of DBF Shares

7.39                                                                           DBF Holdings may redeem, in accordance with the Articles of DBF Holdings, all of the DBF Shares owned

(a)                                  by DCX if at any time the Class A Share is redeemed or converted pursuant to §7.13, and

(b)                                 by Ford if at any time the Class B Share is redeemed or converted pursuant to §7.14.

DBF Share Certificates

7.40                                                                           Any share certificate issued or to be issued by DBF Holdings will have placed on such certificate the following legend:

“The transfer of the securities represented by this certificate is subject to the provisions of a Fourth Alliance Agreement made August 31, 2005 among Ballard Power Systems Inc., DaimlerChrysler AG, Ford Motor Company and DBF Pref Share Holdings Inc.  Copies of the Fourth Alliance Agreement are on file at the office of the Corporate Secretary of DBF Pref Share Holdings Inc.”

Termination of DBF Holdings Unanimous Shareholder Agreement

7.41                                                                           The provisions of §7.28 through §7.39, inclusive, will cease and terminate if

(a)                                  the Class A Share and the Class B Share are not outstanding, or

(b)                                 Ford, DCX and Ballard agree to terminate such provisions.

PART 8

ALLIANCE COUNCIL

Alliance Council

8.1                                                                                 The Alliance Council will be comprised of an equal number of representatives (initially 2) of each of Ballard, DCX as long as §13.2 applies (but disregarding the effect of any release granted to DCX pursuant to §6.7), and Ford as long as §13.1 applies (but disregarding the effect of any release granted to Ford pursuant to §6.7 or §6.8).

Duties of the Alliance Council

8.2                                                                                 The Alliance Council will provide advice and assistance to Ballard, and in particular, will

(a)                                  oversee and co-ordinate the development of Vehicular Fuel Cells and E-Drives for Fuel Cell powered Vehicles, including overseeing the activities of the ARC and the Technical Core Team,

(b)                                 propose solutions for issues that may arise among any of the Parties, and

(c)                                  where a Party has invoked the Resolution Process or the Off-Ramp Process, carry out the role specified in such provisions,

subject to the reasonable confidentiality requirements of the Parties.

Meetings of the Alliance Council

8.3                                                                                 The Alliance Council will meet, in person or by teleconference or video conference, no less frequently than quarterly.

Notices of Alliance Council Meetings

8.4                                                                                 At least 14 days’ notice of a meeting of the Alliance Council given by any member thereof, specifying the purpose, time, date and location of such meeting in one of Vancouver, Canada; Stuttgart, Germany; Dearborn, Michigan or such other location as is agreed to among the Parties represented on the Alliance Council, will be deemed to be sufficient notice of such meeting.

Exchange of Information for Alliance Council

8.5                                                                                 Each of the Parties will cause their respective members of the ARC to provide to the Alliance Council all such information presented to the ARC as the Alliance Council may request.  Each of the Parties will provide to the Alliance Council:

(a)                                  the information which such Party is required to provide to the Alliance Council under the Resolution Process or the Off-Ramp Process, and

(b)                                 all such information presented to the ARC as the Alliance Council may request which may be necessary to enable the Alliance Council to ensure the co-ordination and optimization of designs for Vehicular Fuel Cells, Vehicular Fuel Cell Systems and E-Drives for Fuel Cell powered Vehicles; provided, however, that such disclosure will not constitute a license or any other right of any of the Parties to use and exploit the Intellectual Property Rights or Know-How of any other Party.

PART 9

ALLIANCE RESEARCH COMMITTEE

Alliance Research Committee

9.1                                                                                 The ARC will be formed immediately following the Closing Date and will be comprised of an equal number of representatives (initially 2) of each of Ballard, DCX as long as §13.2 applies (but disregarding the effect of any release granted to DCX pursuant to §6.7), and Ford as long as §13.1 applies (but disregarding the effect of any release granted to Ford pursuant to §6.7 or §6.8).

Duties of the ARC

9.2                                                                                 The ARC will be responsible for creating, prioritizing, and recommending projects for the Alliance research portfolio (a list of Alliance research projects) and joint benchmark activities, reviewing joint research projects and providing a forum for information sharing of independent research, benchmarking, and supplier collaboration relating to Alliance projects.  The ARC will coordinate all benchmarking efforts in respect of Programs and will provide guidance on competitive positions and recommend research and development targets according to the results of benchmarking.  For greater certainty, such recommendation will not restrict any Party from carrying out activities permitted under this Agreement.

Meetings of the ARC

9.3                                                                                 The ARC will meet, in person or by teleconference or video conference, no less frequently than quarterly, with in-person meetings held at least twice per year.

Notices of ARC Meetings

9.4                                                                                 At least 21 days’ notice of a meeting of the ARC given by any member thereof, specifying the purpose, time, date and location of such meeting in one of Vancouver, Canada; Stuttgart, Germany; Dearborn, Michigan or such other location as is agreed to among the Parties represented on the ARC, will be deemed to be sufficient notice of such meeting.

Exchange of Information through ARC

9.5                                                                                 As long as it is entitled to be represented on the ARC, at each meeting of the ARC

(a)                                  Ballard will inform the ARC of all Vehicular Fuel Cell and E-Drive research and benchmarking planned to be conducted by it or any member of the Ballard Group under a Program, and the results of any Vehicular Fuel Cell and E-Drive research and benchmarking conducted under a Program since the prior meeting of the ARC (except that Ballard will not be required to disclose to any member of the DCX Group any Intellectual Property Rights or Know-How applicable to an E-Drive system or component referred to in §13.2(b)),

(b)                                 DCX will inform the ARC of all relevant technical information relating to the development of Vehicular Fuel Cell Systems in connection with a Program by any member of the DCX Group, all independent research and benchmarking planned to be conducted by any member of the DCX Group pursuant to §10.1 or §11.8, all supplier collaborations planned to be conducted by any member of the DCX Group pursuant to §10.3, the results arising out of any project implementing an OEM’s Suggested Resolution under §6.7(d)(ii)(C) and the results of any such independent research, benchmarking or supplier collaborations conducted by any member of the DCX Group since the prior meeting of the ARC, including the information referred to in §10.10, and

(c)                                  Ford will inform the ARC of all relevant technical information relating to the development of Vehicular Fuel Cell Systems in connection with a Program by any member of the Ford Group, all independent research and benchmarking planned to be conducted by any member of the Ford Group pursuant to §10.2 or §11.9, all supplier collaborations planned to be conducted by any member of the Ford Group pursuant to §10.3, the results arising out of any project implementing an OEM’s Suggested Resolution under §6.7(d)(ii)(C), the results arising out of the implementation by any member of the Ford Group of a Leading Product under §6.8(b)(iii) and the results of any such independent research, benchmarking or supplier collaborations conducted by any member of the Ford Group since the prior meeting of the ARC, including the information referred to in §10.11, provided that, if such information includes information relating to Ford Hybrid E-Drive Patents or any Intellectual Property Rights or Know-How applicable to an E-Drive system or component referred to in §13.2(b),

(i)                                     Ford need not disclose such information to any member of the DCX Group, and

(ii)                                  any representative of DCX or a member of the DCX Group present at a meeting of the ARC will, at Ford’s request, leave the meeting of the ARC for such period of time as is necessary for Ford to disclose such information to the remaining members of the ARC, provided, however, that the disclosure of such information will not constitute a license or any other right of any Party to use and exploit the Intellectual Property Rights or Know-How of any other Party.

PART 10

RESEARCH AND SUPPLIER COLLABORATION

Independent Research by DCX

10.1                                                                           As long as §13.2 applies, members of the DCX Group will not conduct research on Fuel Cells or on the systems or components referred to in §13.2(b).  Notwithstanding such restrictions, members of the DCX Group will have the right, at any time during which §13.2 is applicable, to conduct independent research with respect to Fuel Cells and the systems and components referred to in §13.2(b)

(a)                                  within the DCX Group,

(b)                                 through or with any member of the Ford Group, or

(c)                                  through or with Third Parties other than a member of the Ford Group, provided that such independent research is conducted in accordance with §10.3,

provided in each case that DCX promptly discloses pursuant to §9.5 the technical results and information relating to the achievement of those results arising out of such independent research to Ballard and, as long as §13.1 applies, to Ford and that, once the license under §14.1 is granted, the provisions of §14.11 will apply to any Improvements arising out of such independent research.  For greater certainty, nothing in this Agreement will restrict the right of members of the DCX Group to conduct independent research with respect to any matter other than Fuel Cells and the systems or components referred to in §13.2(b).

Independent Research by Ford

10.2                                                                           As long as §13.1 applies, members of the Ford Group will not conduct research on E-Drives for Vehicular applications or Fuel Cells.  Notwithstanding such restrictions, members of the Ford Group will have the right, at any time during which §13.1 is applicable, to conduct independent research

(a)                                  with respect to Fuel Cells

(i)                                     within the Ford Group,

(ii)                                  through or with any member of the DCX Group, or

(iii)                               through or with Third Parties other than a member of the DCX Group, provided that such independent research is conducted in accordance with §10.3,

provided that Ford promptly discloses pursuant to §9.5 the technical results and information relating to the achievement of those results arising out of such independent research to Ballard and, as long as §13.2 applies, to DCX, and that, once the license under §14.3 is granted, the provisions of §14.11 will apply to any Improvements arising out of such independent research, and

(b)                                 with respect to E-Drives

(i)                                     within the Ford Group, or

(ii)                                  through or with any member of the DCX Group,

(iii)                               through or with Third Parties other than a member of the DCX Group, provided that such independent research is conducted in accordance with §10.3,

provided that Ford promptly discloses the technical results and information relating to the achievement of those results arising out of such independent research to Ballard and that, once the license under §14.2 is granted, the provisions of §14.11 will apply to any Improvements arising out of such independent research.

For greater certainty, nothing in this Agreement will restrict the right of the members of the Ford Group to conduct independent research with respect to any matter other than E-Drives for Vehicular applications or Fuel Cells.

Supplier Collaboration

10.3                                                                           Ballard is entitled to conduct its independent research projects related to Vehicular Fuel Cells or E-Drives in collaboration with a Third Party.  Each of DCX and Ford is entitled to conduct its independent research projects related to Vehicular Fuel Cells in collaboration with a Third Party and to implement an OEM Suggested Resolution, if permitted to do so pursuant to the Resolution Process, through a Third Party and Ford is entitled to conduct its independent research projects related to E-Drives in collaboration with a Third Party and to implement a Leading Product, if permitted to do so pursuant to the E-Drive Resolution Process, with a Third Party, provided that DCX and Ford, as the case may be,

(a)                                  first informs the Third Party that Ballard is its Vehicular Fuel Cell supplier, and in the case of Ford only, its E-Drive supplier, and it obtains for the Ballard Group

(i)                                    [Redacted]

(ii)                                [Redacted]

(iii)                               [Redacted],

(any of (i), (ii) or (iii) being the “Access Rights”),

(b)                                 before finalizing a collaboration arrangement with a Third Party it

(i)                                     presents the proposed Third Party collaboration to the ARC, together with the terms and conditions of the Access Rights,

(ii)                                  introduces Ballard to the Third Party in sufficient time to permit Ballard, acting promptly, to attempt to negotiate directly with the Third Party for more favourable Access Rights for the Ballard Group, and

(c)                                  such Third Party collaboration is subject to, and does not relieve DCX or Ford from, any of their respective obligations under this Agreement, including §6.12, §10.4 to §10.9, §13.1 and §13.2.

If DCX or Ford is unable to provide a member of the Ballard Group with the Access Rights, it will only be able to work with a Third Party for benchmarking purposes, as contemplated in §11.8 or §11.9, as the case may be.

Ownership and Use of Fuel Cell IPRs arising out of Independent Research

10.4                                                                           The Parties acknowledge and agree that all Fuel Cell Intellectual Property Rights and Know-How arising out of an independent Fuel Cell research project, whether undertaken independently as contemplated in §10.1 or §10.2 or research conducted in collaboration with a Third Party as contemplated in §10.3, will, as between the Parties, be owned by the Party or Parties funding such research project except that

(a)                                  Fuel Cell Intellectual Property Rights and Know-How resulting from Fuel Cell research and development funded jointly by one or more members of the Ballard Group and one or more members of the DCX Group and the Ford Group, regardless of whether one or more members of the Ballard Group, the DCX Group or the Ford Group perform such research and development, will be owned jointly by the funding parties, except as may otherwise be agreed between the relevant Parties under a written agreement in respect of a particular Fuel Cell research project,

(b)                                 one or more members of the Ballard Group will own all Fuel Cell Intellectual Property Rights and Know-How arising out of any Program, provided that one or more members of the Ballard Group, contemporaneously with the work performed, funds or has an obligation to fund, all costs in connection with the CR Phase and IR Phase under that Program, and

(c)                                  if any member of the DCX Group or the Ford Group funds any costs in connection with the CR Phase or the IR Phase under any Program for the development of a Fuel Cell, the Parties will negotiate the ownership of the Fuel Cell Intellectual Property Rights and Know-How arising out of such Program, provided that the Parties acknowledge and agree that the members of the DCX Group and the Ford Group will have no ownership of Fuel Cell Intellectual Property Rights or Know-How arising under the NG VFC Program, notwithstanding their provision of funding for the CR Phase or the IR Phase of that Program.

For greater certainty, notwithstanding a Party’s ownership of Fuel Cell Intellectual Property Rights and Know-How under the foregoing principles, the Parties acknowledge and agree that, as a result of the other provisions of this Agreement

(d)                                 in respect of any Fuel Cell Intellectual Property Rights and Know-How owned by members of the DCX Group or the Ford Group,

(i)                                     members of the DCX Group and the Ford Group are restricted from using such Fuel Cell Intellectual Property Rights and Know-How as a result of the non-competition restrictions under §13.1 or §13.2, as the case may be, (except to the extent a release from these non-competition restrictions has been granted pursuant to the Resolution Process or these non-competition restrictions are no longer in effect as a result of the Off-Ramp Process), except to conduct independent research as contemplated in §10.8 or §10.9, as the case may be, and

(ii)                                  Ballard has the right to acquire the interest of the members of the DCX Group and/or the Ford Group, as the case may be, in such Fuel Cell Intellectual Property Rights and Know-How, at cost, as contemplated in §10.10 and §10.11 and if Ballard does so, until such time as the members of the DCX Group or the Ford Group, as the case may be, obtain a licence to such Fuel Cell Intellectual Property Rights and Know-How as contemplated in Part 14, the members of the DCX Group and the Ford Group will only have a non-exclusive right to use such Fuel Cell Intellectual Property Rights and Know-How for research as contemplated in §10.12 and §10.13, as the case may be, and, to the extent such Fuel Cell Intellectual Property Rights and Know-How include OEM Transferred IPRs, the Ballard Group’s use of such OEM Transferred IPRs will be subject to §6.11,

(e)                                  in respect of any Fuel Cell Intellectual Property Rights and Know-How jointly owned by one or more members of the Ballard Group and one or more members of the DCX Group or the Ford Group,

(i)                                     the members of the DCX Group and the Ford Group are restricted from using such Fuel Cell Intellectual Property Rights and Know-How as a result of the non-competition restrictions of §13.1 or §13.2, as the case may be, (except to the extent a release from these non-competition restrictions has been granted pursuant to the Resolution Process or these non-competition restrictions are no longer in effect as a result of the Off-Ramp Process), except to conduct independent research as contemplated in §10.8 or §10.9, as the case may be, and

(ii)                                  the members of the Ballard Group are restricted from using such Fuel Cell Intellectual Property Rights and Know-How for incorporation in Fuel Cells for sale or lease to any Person other than a member of the DCX Group or the Ford Group, unless one or more members of the Ballard Group acquires all of the ownership interests of the members of the DCX Group and/or the Ford Group, as the case may be, in the jointly-owned Fuel Cell Intellectual Property Rights and Know-How as contemplated in §10.10 and §10.11 and, if a member of the Ballard Group does so,

(A)                              until such time as the members of the DCX Group or the Ford Group, as the case may be, obtain a licence to such Fuel Cell Intellectual Property Rights and Know-How as contemplated in Part 14, the members of the DCX Group and the Ford Group will only have a non-exclusive right to use such Fuel Cell Intellectual Property Rights and Know-How for research as contemplated in §10.12 and §10.13, as the case may be, and

(B)                                the Ballard Group will not be subject to §6.11 in respect of any OEM Transferred IPRs included in such Fuel Cell Intellectual Property Rights and Know-How, and

(f)                                    in respect of any such Fuel Cell Intellectual Property Rights and Know-How owned by one or more members of the Ballard Group,

(i)                                     until such time as the members of the DCX Group or the Ford Group, as the case may be, obtains a licence to such Fuel Cell Intellectual Property Rights and Know-How as contemplated in Part 14, the members of the DCX Group and the Ford Group only have a non-exclusive right to use such Fuel Cell Intellectual Property Rights and Know-How for research as contemplated in §10.12 and §10.13, as the case may be, and

(ii)                                  the Ballard Group’s use of such Fuel Cell Intellectual Property Rights and Know-How is unrestricted.

Ownership and Use of Stack Operation and Stack Control Logic IPRs

10.5                                                                           The Parties acknowledge and agree that all Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How developed by any Party after the Closing Date will, as between the Parties, be owned by the Party or Parties which funded the development of such Intellectual Property Rights and Know-How except that

(a)                                  Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How resulting from research and development funded jointly by one or more members of the Ballard Group and one or more members of the DCX Group and the Ford Group, regardless of whether one or more members of the Ballard Group, the DCX Group or the Ford Group perform such research and development, will be owned jointly by the funding parties, except as may otherwise be agreed between the relevant Parties under a written agreement in respect of a particular research project,

(b)                                 if one or more members of the Ballard Group, contemporaneously with the work performed, funds or has an obligation to fund all costs in connection with the CR Phase and IR Phase under a Program, that member of the Ballard Group will own all Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How arising out of that Program (excluding, for greater certainty, the Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How referred to in §10.5(c) or developed by a member of the DCX Group or the Ford Group in connection with its Vehicular Fuel Cell Systems research and development),

(c)                                  if any member of the DCX Group and/or the Ford Group enters into a Program under which it requires a member of the Ballard Group to develop specified Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How in a phase of that Program following the IR Phase and funds, or has an obligation to fund, any costs in connection with the development of such Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How, such Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How will be jointly owned by such member of the Ballard Group and such member of the DCX Group and/or the Ford Group,

(d)                                 if any member of the DCX Group or the Ford Group funds any costs in connection with the CR Phase or the IR Phase under any Program, the Parties will negotiate the ownership of the Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How arising out of such Program, and

(e)                                  notwithstanding §(a) to (d) above, the Parties acknowledge and agree that the members of the DCX Group and the Ford Group will have no ownership of Stack Operation and Stack Control Logic Intellectual Property Rights or Know-How arising under the NG VFC Program (excluding, for greater certainty, any Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How developed by a member of the DCX Group or the Ford Group in connection with its Vehicular Fuel Cell Systems research and development), notwithstanding their provision of funding for the CR Phase or the IR Phase of that Program.

For greater certainty, notwithstanding a Party’s ownership of Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How under the foregoing principles, the Parties acknowledge and agree that, as a result of the other provisions of this Agreement

(f)                                    in respect of any Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How owned by members of the DCX Group or the Ford Group,

(i)                                     which was developed on or before the Closing Date (but excluding any such Intellectual Property Rights and Know-How developed by XCELLSIS on or after August 1, 2004), Ballard has the right to acquire the interest of the members of the DCX Group and/or the Ford Group, as the case may be, in such Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How, at cost, as contemplated in §10.10 and §10.11 and if Ballard does so, until such time as the members of the DCX Group or the Ford Group, as the case may be, obtain a licence to such Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How as contemplated in Part 14, the members of the DCX Group and the Ford Group will only have a non-exclusive right to use such Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How for research as contemplated in §10.12 and §10.13, as the case may be,

(ii)                                  which was developed after the Closing Date

(A)                              the members of the DCX Group and the Ford Group are prohibited, during the Term, from licensing, selling, assigning or otherwise transferring such Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How to any person other than a member of the Ballard Group, the DCX Group or the Ford Group, as contemplated in §10.15, except nothing in this section will prohibit members of the DCX Group or the Ford Group from abandoning any Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How and complying with any transfer obligations to the inventor under applicable law as a result of such abandonment, and

(B)                                Ballard has the right to acquire a licence to such portion of such Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How as Ballard may, from time to time request, as contemplated in §14.5,

(g)                                 in respect of any Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How jointly owned by one or more members of the Ballard Group and one or more members of the DCX Group or the Ford Group, the use by an owner of such Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How is unrestricted except for the prohibition against members of the DCX Group and the Ford Group, as the case may be, from licensing, selling, assigning or otherwise transferring such Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How to any person other than a member of the Ballard Group, the DCX Group or the Ford Group during the Term, as contemplated in §10.15,

(h)                                 in respect of any Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How owned by one or more members of the Ballard Group which was developed

(i)                                     on or before the Closing Date (but excluding any such Intellectual Property Rights and Know-How developed by XCELLSIS on or after August 1, 2004)

(A)                              until such time as the members of the DCX Group or the Ford Group, as the case may be, obtain a licence to such Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How as contemplated in Part 14, the members of the DCX Group and the Ford Group only have the right to use such Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How for research as contemplated in §10.12 and §10.13, as the case may be,

(B)                                Ballard will, on request of a member of the DCX Group or the Ford Group, negotiate with a potential purchaser of a Vehicular Fuel Cell System, a licence to any Stack Operation and Stack Control Logic Intellectual Property Rights or Know-How, as contemplated in §10.14, and

(C)                                the Ballard Group’s use of such Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How is unrestricted,

(ii)                                  after the Closing Date

(A)                              until such time as the members of the DCX Group or the Ford Group, as the case may be, obtain a licence to such Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How as contemplated in Part 14, the members of the DCX Group and the Ford Group will only have the right to use such Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How for research as contemplated in §10.12 and §10.13, as the case may be, and

(B)                                the Ballard Group’s use of such Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How is unrestricted.

Ownership and Use of Excluded Technologies IPRs

10.6                                                                           The Parties acknowledge and agree that all Excluded Technologies Intellectual Property Rights and Know-How developed by any Party will, as between the Parties, be owned by the Party or Parties which developed such Excluded Technologies Intellectual Property Rights and Know-How except that

(a)                                  Excluded Technologies Intellectual Property Rights and Know-How resulting from research and development funded jointly by one or more members of the Ballard Group and one or more members of the DCX Group and the Ford Group, regardless of whether one or more members of the Ballard Group, the DCX Group or the Ford Group perform such research and development, will be owned jointly by the funding parties, except as may otherwise be agreed between the relevant Parties under a written agreement in respect of a particular research project,

(b)                                 if one or more members of the Ballard Group, contemporaneously with the work performed, funds or has an obligation to fund all costs in connection with the CR Phase and IR Phase under a Program, that member of the Ballard Group will own all Excluded Technologies Intellectual Property Rights and Know-How arising out of that Program (excluding, for greater certainty, the Excluded Technologies Intellectual Property Rights and Know-How referred to in §10.6(c) or developed by a member of the DCX Group or the Ford Group in connection with its Vehicular Fuel Cell Systems research and development),

(c)                                  if any member of the DCX Group and/or the Ford Group enters into a Program under which it requires a member of the Ballard Group to develop specified Excluded Technologies Intellectual Property Rights and Know-How in a phase of that Program following the IR Phase and funds, or has an obligation to fund, any costs in connection with the development of such Excluded Technologies Intellectual Property Rights and Know-How, such Excluded Technologies Intellectual Property Rights and Know-How will be jointly owned by such member of the Ballard Group and such member of the DCX Group and/or the Ford Group,

(d)                                 if any member of the DCX Group or the Ford Group funds any costs in connection with the CR Phase or the IR Phase under any Program, the Parties will negotiate the ownership of the Excluded Technologies Intellectual Property Rights and Know-How arising out of such Program, and

(e)                                  notwithstanding §(a) to (d) above, the Parties acknowledge and agree that the members of the DCX Group and the Ford Group will have no ownership of Excluded Technologies Intellectual Property Rights or Know-How arising under the NG VFC Program (excluding, for greater certainty, the Excluded Technologies Intellectual Property Rights and Know-How developed by a member of the DCX Group or the Ford Group in connection with its Vehicular Fuel Cell Systems research and development), notwithstanding their provision of funding for the CR Phase or the IR Phase of that Program.

For greater certainty, the Parties acknowledge and agree that an owner’s use of any Excluded Technologies Intellectual Property Rights and Know-How is unrestricted under this Agreement.

Ownership and Use of E-Drive IPRs

10.7                                                                           The Parties acknowledge and agree that all E-Drive Intellectual Property Rights and Know-How arising out of an independent E-Drive research project, whether undertaken independently as contemplated in §10.2 or conducted in collaboration with a Third Party as contemplated in §10.3, will, as between the Parties, be owned by the Party or Parties funding such research project except that

(a)                                  E-Drive Intellectual Property Rights and Know-How resulting from E-Drive research and development funded jointly by one or more members of the Ballard Group Ballard and one or more members of the DCX Group and the Ford Group, regardless of whether one or more members of the Ballard Group, the DCX Group or the Ford Group performs such research and development, will be owned jointly by the funding parties, except as may otherwise be agreed between the relevant Parties under a written agreement in respect of a particular E-Drive research project,

(b)                                 one or more members of the Ballard Group will own all E-Drive Intellectual Property Rights and Know-How arising out of any Program, provided that one or more members of the Ballard Group, contemporaneously with the work performed, funds or has an obligation to fund, all costs in connection with the CR Phase and the IR Phase under that Program, and

(c)                                  if any member of the DCX Group or the Ford Group funds any costs in connection with the CR Phase or the IR Phase under any Program for the development of an E-Drive, the Parties will negotiate the ownership of Intellectual Property Rights and Know-How arising out of such Program, provided that the Parties acknowledge and agree that the members of the DCX Group and the Ford Group will have no ownership of the E-Drive Intellectual Property Rights or Know-How arising under the NG E-Drive Program, notwithstanding their provision of funding for the CR Phase or the IR Phase of that Program.

For greater certainty, notwithstanding a Party’s ownership of E-Drive Intellectual Property Rights and Know-How under the foregoing principles, the Parties acknowledge and agree that, as a result of the other provisions of this Agreement,

(d)                                 in respect of any E-Drive Intellectual Property Rights and Know-How owned by members of the Ford Group,

(i)                                     members of the Ford Group are restricted from using such E-Drive Intellectual Property Rights and Know-How as a result of the non-competition restrictions of §13.1 (except to the extent a release from these non-competition restrictions has been granted pursuant to the E-Drive Resolution Process or these non-competition restrictions are no longer in effect as a result of the Off-Ramp Process or the E-Drive Off-Ramp Process), except to conduct independent research as contemplated in §10.9, and

(ii)                                  Ballard has the right to acquire the interest of the members of the Ford Group in such E-Drive Intellectual Property Rights and Know-How, at cost, as contemplated in §10.11 and if Ballard does so, until such time as the members of the Ford Group obtain a licence to such E-Drive Intellectual Property Rights and Know-How as contemplated in Part 14, the members of the Ford Group will only have a non-exclusive right to use such E-Drive Intellectual Property Rights and Know-How for research as contemplated in §10.13 and, to the extent such E-Drive Intellectual Property Rights and Know-How include OEM Transferred

IPRs, the Ballard Group’s use of such OEM Transferred IPRs will be subject to §6.11,

(e)                                  in respect of E-Drive Intellectual Property Rights and Know-How jointly owned by one or more members of the Ballard Group and one or more members of the Ford Group,

(i)                                     until such time as the members of the Ford Group obtain a licence to such E-Drive Intellectual Property Rights and Know-How as contemplated in Part 14, the members of the Ford Group are restricted from using such E-Drive Intellectual Property Rights and Know-How as a result of the non-competition restrictions of §13.1 (except to the extent a release from these non-competition restrictions has been granted pursuant to the E-Drive Resolution Process or these non-competition restrictions are no longer in effect as a result of the Off-Ramp Process or the E-Drive Off-Ramp Process), except to conduct independent research as contemplated in §10.9, and

(ii)                                  the members of the Ballard Group are restricted from using any such E-Drive Intellectual Property Rights and Know-How for incorporation in E-Drives for sale or lease to any Person other than a member of the DCX Group or the Ford Group, unless one or more members of the Ballard Group acquires the ownership interest of the members of the Ford Group in the jointly-owned E-Drive Intellectual Property Rights and Know-How as contemplated in §10.11 and, if a member of the Ballard Group does so,

(A)                              until such time as the members of the Ford Group obtain a license to such E-Drive Intellectual Property Rights and Know-How as contemplated in Part 14, the members of the Ford Group only have a nonexclusive right to use such E-Drive Intellectual Property Rights and Know-How for research as contemplated in §10.9, and

(B)                                the Ballard Group will not be subject to §6.11 in respect of any OEM Transferred IPRs included in such E-Drive Intellectual Property Rights and Know-How, and

(f)                                    in respect of E-Drive Intellectual Property Rights and Know-How owned by one or more members of the Ballard Group,

(i)                                     until such time as the members of the Ford Group obtain a license to such E-Drive Intellectual Property Rights and Know-How as contemplated in Part 14, the members of the Ford Group only have a non-exclusive right to use such E-Drive Intellectual Property Rights and Know-How for research as contemplated in §10.9, and

(ii)                                  the Ballard Group’s use of such E-Drive Intellectual Property Rights and Know-How is unrestricted.

Use of Research Information by DCX

10.8                                                                           While §13.2 is applicable (except to the extent a release from these non-competition restrictions has been granted pursuant to the Resolution Process or these non-competition restrictions are no longer in effect as a result of the Off-Ramp Process), members of the DCX Group will only have the right to use the information derived from independent research

(a)                                  pursuant to §14.11(a), to make Improvements under the applicable license granted under §14.1 or §14.4 and such Improvements will be deemed to be Licensee Improvements under §14.11, and

(b)                                 for further research with any member of the DCX Group or with any member of the Ford Group pursuant to §10.1 or with any Third Party pursuant to §10.3.

Use of Research Information by Ford

10.9                                                                           While §13.1 is applicable (except to the extent a release from these non-competition restrictions has been granted pursuant to the Resolution Process or the E-Drive Resolution Process or these non-competition restrictions are no longer in effect as a result of the Off-Ramp Process or the E-Drive Off-Ramp Process), members of the Ford Group will only have the right to use the information derived from independent research

(a)                                  pursuant to §14.11(a), to make Improvements under the applicable license granted under §14.2 or §14.3 and such Improvements will be deemed to be Licensee Improvements under §14.11, and

(b)                                 for further research with any member of the Ford Group or with any member of the DCX Group pursuant to §10.2 or with any Third Party pursuant to §10.3.

Notwithstanding the foregoing, members of the Ford Group will have the right to use such information for non-Vehicular E-Drive applications without restriction.

Disclosure of Technical Information by DCX and Ballard’s Right to Acquire

10.10                                                                     DCX will disclose to Ballard at meetings of the ARC, provided that if more than 4 months elapse without a meeting of the ARC, DCX will disclose in writing to Ballard prior to the expiry of such 4 month period

(a)                                  the status and results of any independent research activities conducted by members of the DCX Group on or before the Closing Date with respect to Fuel Cells, Excluded Technologies or Stack Operation and Stack Control Logic pursuant to §9.1 of the Third Alliance Agreement, §7.1 of the New Alliance Agreement or §6.20 of the Original Alliance Agreement,

(b)                                 while §13.2 is applicable, proposals for, and the status and results of, any independent research activities with respect to Fuel Cells and the systems and components referred to in 13.2(b) not previously disclosed to Ballard, including any independent research activities planned or undertaken by members of the DCX Group since the most recent ARC meeting, and

(c)                                  while §13.2 is applicable, any Fuel Cell Intellectual Property Rights and Know-How and any Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How developed by members of the DCX Group since the most recent ARC meeting.

These reports will include work plans, milestones, achievements, budgets and costs associated with such independent research activities.  Ballard will have the right to

(d)                                 reasonable access, at Ballard’s cost, to any hardware or data developed through such independent research activities for the purpose of evaluating and testing any Intellectual Property Rights and Know-How arising out of such independent research,

(e)                                  acquire any Intellectual Property Rights and obtain a perpetual, exclusive, royalty free license for the Ballard Group to any Know-How relating to

(i)                                     Excluded Technologies or Stack Operation and Stack Control Logic developed on or before the Closing Date (other than Stack Operation and Stack Control Logic developed on or after August 1, 2004 but before the Closing Date); and

(ii)                                  Fuel Cells or the systems and components referred to in 13.2(b),

by paying all costs directly incurred by members of the DCX Group for such research, including directly related overhead costs, and

(f)                                    acquire a licence for the Ballard Group to any Intellectual Property Rights and Know-How relating to Stack Operation and Stack Control Logic developed after the Closing Date as contemplated in §14.5.

Disclosure of Technical Information by Ford and Ballard’s Right to Acquire

10.11                                                                     Ford will disclose to Ballard at meetings of the ARC, provided that if more than 4 months elapse without a meeting of the ARC, Ford will disclose in writing to Ballard prior to the expiry of such 4 month period

(a)                                  the status and results of any independent research activities conducted by members of the Ford Group on or before the Closing Date with respect to Fuel Cells, E-Drives, Excluded Technologies or Stack Operation and Stack Control Logic pursuant to §9.2 of the Third Alliance Agreement or §7.2 of the New Alliance Agreement,

(b)                                 an abstract for each published application for a Ford Hybrid E-Drive Patent and an abstract for each Ford Hybrid E-Drive Patent which has been issued since the most recent ARC meeting, including any such abstracts not previously disclosed to Ballard,

(c)                                  while §13.1 is applicable, proposals for, and the status and results of, any independent research activities with respect to Fuel Cells and E-Drives not previously disclosed to Ballard, including any independent research activities, planned or undertaken by members of the Ford Group since the most recent ARC meeting, and

(d)                                 while §13.1 is applicable, any Fuel Cell Intellectual Property Rights and Know-How and any Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How developed by members of the Ford Group since the most recent ARC meeting.

These reports will include work plans, milestones, achievements, budgets and costs associated with such independent research activities.  Ballard will have the right to

(e)                                  reasonable access, at Ballard’s cost, to any hardware or data developed through such independent research activities for the purpose of evaluating and testing any Intellectual Property Rights and Know-How arising out of such independent research,

(f)                                    acquire a license for the Ballard Group to any Ford Hybrid E-Drive Patents as contemplated in §14.6,

(g)                                 acquire any Intellectual Property Rights and obtain a perpetual, exclusive, royalty free license for the Ballard Group to any Know-How relating to

(i)                                     Excluded Technologies or Stack Operation and Stack Control Logic developed on or before the Closing Date (other than Stack Operation and Stack Control Logic developed on or after August 1, 2004 but on or before the Closing Date); and

(ii)                                  Fuel Cells or E-Drives,

by paying all costs directly incurred by the members of the Ford Group for such research, including directly related overhead costs, and

(h)                                 acquire a licence for the Ballard Group to any Intellectual Property Rights and Know-How relating to Stack Operation and Stack Control Logic developed after the Closing Date as contemplated in §14.5.

DCX Right to Use Ballard IPR and Know-How

10.12                                                                     The members of the DCX Group will,

(a)                                  for the purpose only of conducting independent research pursuant to §10.1 or §10.3, and subject to restrictions, limitations and rights in favour of Third Parties, have a non-exclusive right to use all of the Intellectual Property Rights and Know-How owned or licensed by a member of the Ballard Group from time to time, relating to Fuel Cells, or systems or components that are similar in design or function, provided that such right to use will not be transferable or assignable to any Person other than a member of the DCX Group, and

(b)                                 during the Term, have a non-exclusive right to use all of the Intellectual Property Rights and Know-How owned or licensed by a member of the Ballard Group from time to time, relating to Stack Operation and Stack Control Logic, so long as such use is made solely in connection with the research, development, manufacture, production, distribution, sale or service of Vehicular Fuel Cell Systems powered by a Ballard Vehicular Fuel Cell and solely for use of such Vehicular Fuel Cell Systems by members of the DCX Group.

Ford Right to Use Ballard IPR and Know-How

10.13                                                                     The members of the Ford Group will,

(a)                                  for the purpose only of conducting independent research pursuant to §10.2 or §10.3, and subject to restrictions, limitations and rights in favour of Third Parties, have a non-exclusive right to use all of the Intellectual Property Rights and Know-How owned or licensed by a member of the Ballard Group from time to time, relating to Fuel Cells and E-Drives, or systems or components that are similar in design or function, provided that such right to use will not be transferable or assignable to any Person other than a member of the Ford Group, and

(b)                                 during the Term, have a non-exclusive right to use all of the Intellectual Property Rights and Know-How owned or licensed by a member of the Ballard Group from time to time, relating to Stack Operation and Stack Control Logic, so long as such use is made solely in connection with the research, development, manufacture, production, distribution, sale or service of Vehicular Fuel Cell Systems powered by a Ballard Vehicular Fuel Cell and solely for use of such Vehicular Fuel Cell Systems by members of the Ford Group.

Third Party Access to Ballard Stack Operation and Stack Control Logic IPR and Know-How

10.14                                                                     During the Term, at the request of a member of the DCX Group or the Ford Group, Ballard will enter into negotiations with a potential purchaser of a Vehicular Fuel Cell System from a member of the DCX Group or the Ford Group to licence to that Third Party, on arm’s length terms, any Stack Operation and Stack Control Logic Intellectual Property Rights or Know-How owned by one or more members of the Ballard Group and which was developed on or before the Closing Date as may be necessary to enable the Third Party to use that Vehicular Fuel Cell System with Ballard’s Vehicular Fuel Cells only.

Ballard Right to Use OEM IPR and Know-How

10.15                                                                     The members of the Ballard Group will have the right, without obtaining a licence pursuant to §14.5, to use any Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How owned by a member of the DCX Group or a member of the Ford Group, solely for the purpose of completing a Program or for the research, development, manufacture, production, distribution, sale or service of Vehicular Fuel Cells, for sale only to members of the DCX Group or the Ford Group.  During the Term, members of the DCX Group and the Ford Group are prohibited from licensing, selling, assigning or otherwise transferring any Stack

Operation and Stack Control Logic Intellectual Property Rights and Know-How owned by them, other than to a member of the Ballard Group under §14.5 or among or between the members of the DCX Group and the Ford Group.

Carbon Fibre Research

10.16                                                                     XCELLSIS and DCX jointly evaluated the potential, through research and development, of carbon fibre hydrogen storage for Vehicular Fuel Cell Systems to which DCX had certain limited rights of use and exploitation with respect to vehicular systems under an agreement between DCX and Catalytic Materials Ltd.  DCX will grant to members of the Ballard Group a license to any Intellectual Property Rights and a perpetual, exclusive, royalty-free license to any Know-How relating to Fuel Cell systems for non-Vehicular applications that resulted from such research and development.

Ford Collaboration with Mobil Oil Corporation

10.17                                                                     Ford confirms and the Parties agree that that any Intellectual Property Rights or Know-How developed by Ford and Mobil Oil Corporation, and its successors, pursuant to the collaboration jointly announced by them on March 5, 1998 that are related to Fuel Cells or E-Drives will be deemed to be independent research for the purpose of §10.2 and §10.9.

PART 11

INFORMATION, ASSISTANCE AND CO-OPERATION

Collaboration on High Volume Manufacturing Processes for Vehicular Fuel Cells

11.1                                                                           Ballard and DCX agreed on a manufacturing processes development plan for Vehicular Fuel Cells and, pursuant to such plan, entered into a collaboration on research and development of high volume manufacturing processes for Vehicular Fuel Cells, the costs of which were shared equally by DCX and Ballard.  All Intellectual Property Rights accruing from such collaboration are to be registered in the joint names of DCX and Ballard and the provisions of §10.37 to §10.42 inclusive, §10.43(b), §10.46, §10.47 and §10.48 of the Original Alliance Agreement with respect to Joint Patents will apply, mutatis mutandis, to all such Intellectual Property Rights.  The exclusive right to use and exploit Intellectual Property Rights and Know-How developed under such collaborations vest in

(a)                                  Ballard to the extent they relate to Fuel Cell applications, and

(b)                                 DCX to the extent they relate to other applications.

Any such Intellectual Property Rights and Know-How vested in Ballard will be included in the license to DCX referred to in §14.1, and the license fees and royalties payable by DCX for such license will reflect a credit to DCX of 50% of the costs expended by DCX under the collaboration between DCX and Ballard and not otherwise recovered by DCX from Ballard.

Provision of Technical Assistance and Information to Ballard by DCX

11.2                                                                           As long as DCX is a Ballard Base Shareholder and §13.2 applies, DCX will provide the Ballard Group with

(a)                                  free access to information of DCX’s Project Fuel Cell Vehicles (“Projekthaus”), or any successor organization or organizations carrying on the functions of Projekthaus, relevant to the commercialization of Fuel Cell powered Vehicles by providing reasonable access to such information, subject to obligations of confidentiality set forth in Part 16 and to restrictions reasonably imposed by DCX to reflect the bona fide obligations of the DCX Group to Third Parties,

(b)                                 technical information to assist in the development, manufacture and marketing of Vehicular Fuel Cells, and

(c)                                  technical assistance and information in respect of the development of manufacturing processes and high volume manufacturing and testing methodology relevant or useful for Vehicular Fuel Cells, at full cost, without profit.

Provision of Technical Assistance and Information to Ballard by Ford

11.3                                                                           As long as Ford is a Ballard Base Shareholder and §13.1 applies, Ford will make all commercially reasonable efforts to provide, upon request by Ballard, technical assistance and information to the Ballard Group in respect of the development of manufacturing processes, high volume manufacturing and testing methodology and catalyst technology relevant or useful for Fuel Cells and E-Drives at Ford’s full cost, without profit, with the goal of developing Ballard as a low cost, high quality global supplier of Fuel Cells and E-Drives.

Non-Solicitation of Employees by DCX or Ford

11.4                                                                           No member of the DCX Group, as long as §13.2 is applicable and for two years thereafter, and no member of the Ford Group, as long as §13.1 is applicable and for two years thereafter, will actively solicit for employment any Person who is, at the time of such solicitation, an employee of the Ballard Group, or induce any such employee to leave his or her employment with a member of the Ballard Group, provided that this §11.4 is not meant to restrict the ability of DCX or Ford to advertise generally for employees through the means of newspaper, Internet or other advertisements.

Non-Solicitation of Employees by Ballard

11.5                                                                           No member of the Ballard Group as long as §13.1 is applicable and for two years thereafter, will actively solicit for employment any Person who is, at the time of such solicitation, an employee of the Ford Group, or as long as §13.2 is applicable and for two years thereafter, actively solicit for employment any Person who is, at the time of such solicitation, an employee of the DCX Group, or induce any such employee to leave his or her employment with a member of the DCX or Ford Group, provided that this §11.5 is not meant to restrict the ability of Ballard to advertise generally for employees through the means of newspaper, Internet or other advertisements.

Cooperation Relating to Marine and Locomotive Applications

11.6                                                                           As long as §13.2 applies, Ballard will advise DCX of any intention of any member of the Ballard Group to cooperate with a Third Party in respect of the development, production or distribution of Fuel Cells or Fuel Cell systems for marine or locomotive applications and will discuss with DCX, in each case, the possibility of such a co-operation with DCX.

Advice Relating to Marine Applications

11.7                                                                           As long as §13.1 applies, Ballard will advise Ford of any intention of any member of the Ballard Group to cooperate with a Third Party in respect of the development, production or distribution of Fuel Cells or Fuel Cell systems for marine applications.

DCX Benchmarking

11.8                                                                           Members of the DCX Group may purchase or otherwise acquire E-Drives to which §13.2(b) applies or Vehicular Fuel Cells from Third Parties (other than from Mitsubishi Motors Corp. or its successors, as long as DCX or any member of the DCX Group owns, directly or indirectly, in sole proprietorship, or in any partnership or joint venture more than 10% of the voting shares in the capital of each such Person) for the purpose of comparing such products to similar E-Drives to which §13.2(b) applies or Vehicular Fuel Cells produced by members of the Ballard Group, provided that

(a)                                  members of the DCX Group may only purchase E-Drives to which §13.2(b) applies or Vehicular Fuel Cells at a price which includes a reasonable margin and does not include any payments for new development work on any such E-Drive or any Vehicular Fuel Cell,

(b)                                 if the E-Drive to which §13.2(b) applies or the Vehicular Fuel Cell that is purchased is not being commercially produced by the Third Party, the Third Party agrees to be bound by a non-disclosure agreement with DCX restricting the Third Party from disclosing the fact that the purchase has been made or any details surrounding such purchase,

(c)                                  DCX notifies Ballard, through the ARC, of the reasonable details of its intended purchase at least 30 days before such purchase, and

(d)                                 DCX will disclose to Ballard, through the ARC, the results of the benchmarking activities regarding the purchased E-Drive or Vehicular Fuel Cell, as the case may be, subject to bona fide restrictions placed on such disclosure by such Third Parties.

Ford Benchmarking

11.9                                                                           Members of the Ford Group may purchase or otherwise acquire Vehicular Fuel Cells or E-Drives from Third Parties other than from Jiangling Motors Corporation, Ltd. and Ford Malaysia Sdn. Bhd, or their successors, as long as Ford or any member of the Ford Group owns, directly or indirectly, in sole proprietorship, or in any partnership or joint venture more than 10% of the voting shares in the capital of each such Person) for the purpose of comparing such products to similar Vehicular Fuel Cells or E-Drives (other than E-Drives for Hybrid Vehicles) produced by members of the Ballard Group, provided that

(a)                                  members of the Ford Group may only purchase any such Vehicular Fuel Cell or E-Drive at a price involving a reasonable margin and does not involve payments for new development work on any such Vehicular Fuel Cell or E-Drive,

(b)                                 if the Vehicular Fuel Cell or the E-Drive is purchased is not being commercially produced by the Third Party, the Third Party agrees to be bound by a non-disclosure agreement with Ford restricting the Third Party from disclosing the fact that the purchase has been made or any details surrounding such purchase,

(c)                                  Ford notifies Ballard, through the ARC, of the reasonable details of its intended purchase at least 30 days before such purchase, and

(d)                                 Ford will disclose to Ballard, through the ARC, the results of the benchmarking activities regarding the purchased Vehicular Fuel Cell or E-Drive, as the case may be, subject to bona fide restrictions placed on such disclosure by such Third Parties.

PART 12

ECO WORK AND RESULTS

ECo Results

12.1                                                                           The Parties acknowledge and agree that all Intellectual Property Rights and Know-How (the “ECo Results”) accruing from the work (the “ECo Work”) carried out by employees of members of the Ford Group seconded to ECo prior to November 30, 2001 belongs to ECo.

Protection of ECo Results

12.2                                                                           ECo will have the exclusive right, at its own cost, including any payments to inventors required by law and not contract, to apply for, prosecute and obtain any right, grant, registration, order or proprietary interest of any nature, including, without limitation, patents, copyrights or industrial design and trademark registrations in any country in respect of the ECo Results, and Ford will not, and it will ensure that none of its employees or agents or those of other members of its Group will, do anything that is inconsistent with such right.

Cooperation in Protecting ECo Results

12.3                                                                           Ford will, and it will ensure that its employees and agents and those of other members of its Group will,

(a)                                  execute on demand, whether during or at the end of the ECo Work, any applications, transfers, assignments, waivers (including waivers of moral rights, if applicable) and other documents as ECo may consider necessary or desirable from time to time for the purpose of obtaining, maintaining or vesting in or assigning to ECo absolute title to each patent, copyright, industrial design and trademark registration comprising the ECo Results, or for the purpose of applying for, prosecuting, obtaining or protecting any such patent, copyright, industrial design or trademark registration, and

(b)                                 cooperate with and assist ECo in the prosecution and protection of any such applications and the rights granted in respect thereof.

PART 13

NON-COMPETITION

Non-Competition by Ford

13.1                                                                           Except as expressly provided for in this Agreement, during the Term, Ford will not, nor will it permit any member of the Ford Group to, directly or indirectly, in sole proprietorship, in any partnership or joint venture or as an owner of more than 10% of the voting shares in the capital of any class of a corporation or in any other manner, compete with any member of the Ballard Group in the research, development, manufacture, production, distribution, sale or service of

(a)                                  Fuel Cells, except that this §13.1 is not intended in any way to limit the ability of members of the Ford Group to purchase Fuel Cells from Third Parties for integration into Fuel Cell systems other than Vehicular Fuel Cell Systems, and as spare parts for such systems, and to distribute and sell such integrated systems and spare parts or to perform functions required to validate such Fuel Cells for such use and integration, and

(b)                                 E-Drives for Vehicular applications,

subject to the rights of members of the Ford Group to the licenses under §14.2 and §14.3 respectively, and to Ford’s rights to conduct independent research and Third Party collaboration as set out under Part 10, and provided that [Redacted].

Non-Competition by DCX

13.2                                                                           Except as expressly provided for in this Agreement, during the Term, DCX will not, nor will it permit any member of the DCX Group to, directly or indirectly, in sole proprietorship, in any partnership or joint venture or as an owner of more than 10% of the voting shares in the capital of any class of a corporation or in any other manner, compete with any member of the Ballard Group in the research, development, manufacture, production, distribution, sale or service of

(a)                                  Fuel Cells, except that this §13.2 is not intended in any way to limit the ability of members of the DCX Group to purchase Fuel Cells from Third Parties for integration into Fuel Cell systems other than Vehicular Fuel Cell Systems, and as spare parts for such systems, and to distribute and sell such integrated systems and spare parts or to perform functions required to validate such Fuel Cells for such use and integration, and

(b)                                 such systems or such a component, or systems or components that are similar in form or function thereto, that DCX elects and agrees to exclusively purchase from Ballard which are referred to in §14.4(a)(i), (ii), (iii) or (iv), subject to the rights of members of the DCX Group under the license referred to under §14.1 and §14.4 and to the rights of DCX to conduct independent research and Third Party collaboration as set out under Part 10, and provided that [Redacted].

Ford Sales and Service

13.3                                                                           The members of the Ford Group may, with respect to

(a)                                  Vehicular Fuel Cells, and

(b)                                 E-Drives for Vehicular applications,

sell or service such Vehicular Fuel Cell or E-Drive that was incorporated into a Ford Vehicle, or sold as spare parts for Ford Vehicles which previously incorporated such Vehicular Fuel Cell or E-Drive, provided that such Vehicular Fuel Cell or E-Drive was

(c)                                  purchased from a Third Party, if such purchase was permitted pursuant to this Agreement,

(d)                                 purchased from a member of the Ballard Group, or

(e)                                  produced or manufactured under a license granted pursuant to Part 14.

DCX Sales and Service

13.4                                                                           The members of the DCX Group may, with respect to

(a)                                  Vehicular Fuel Cells, and

(b)                                 an E-Drive, a component thereof or E-Drive components that are similar in form or function thereto, that DCX has elected and agreed to exclusively purchase from Ballard which are referred to in §14.4(a)(i), (ii), (iii) or (iv), sell or service such Vehicular Fuel Cell, E-Drive or E-Drive component that was incorporated into a DCX Vehicle, or sold as spare parts for DCX Vehicles which previously incorporated such Vehicular Fuel Cell, E-Drive or E-Drive component, provided that such Vehicular Fuel Cell, E-Drive or E-Drive component was

(c)                                  purchased from a Third Party, if such purchase was permitted pursuant to this Agreement,

(d)                                 purchased from a member of the Ballard Group, or

(e)                                  produced or manufactured under a license granted pursuant to Part 14.

Non-Competition by Ballard

13.5                                                                           Except as expressly provided for in this Agreement, during the Term, Ballard will not, nor will it permit any member of the Ballard Group to, directly or indirectly, in sole proprietorship, in any partnership or joint venture or as an owner of more than 10% of the voting shares in the capital of any class of a corporation or in any other manner, compete with any member of the DCX Group or the Ford Group in the research, development, manufacture, production, distribution, sale or service of Vehicular Fuel Cell Systems.  However, notwithstanding the foregoing, Ballard will be entitled, directly or indirectly, to provide goods and services relating to Vehicular Fuel Cell Systems to members of the DCX Group in connection with their EU, China and Perth bus demonstration programs and to provide goods and services relating to Vehicular Fuel Cell Systems to Gillig Corporation in connection with its bus demonstration programs in California.

PART 14

LICENSES, TRADEMARKS AND PATENTS

Ballard License of Vehicular Fuel Cell Technology to DCX

14.1                                                                           After November 30, 2007 and upon request by DCX, Ballard will, subject to a technology license agreement and to any bona fide restriction arising from contractual obligations to Third Parties, license all of its Intellectual Property Rights and Know-How applicable to Stack Operation and Stack Control Logic and Vehicular Fuel Cells, including future Improvements to such Intellectual Property Rights and Know-How made while §13.2 is applicable, to one or more members of the DCX Group for the purpose of research and development with respect to, and the production and manufacture of, Vehicular Fuel Cells for use in Vehicles manufactured by any member of the DCX Group and for the sale of Vehicular Fuel Cells by DCX to DCX Licensees for use in DCX Vehicles.  The license from Ballard will be non-exclusive, non-transferable and royalty-bearing and the licensee(s) will have no right to sublicense such Intellectual Property Rights or Know-How.  The license fee will be on arm’s length terms reflecting, among other things, and subject to §14.11(b), the inclusion of future Improvements, the right of members of the DCX Group to make Licensee Improvements, the rights of the Ballard Group under §14.11 to such Licensee Improvements and, to the extent the license includes Intellectual Property Rights and Know-How originally acquired by one or more members of the Ballard Group from one or more members of the DCX Group, the portion of the license fee in respect of such Intellectual Property Rights and Know-How will not exceed the price at which such Intellectual Property Rights and Know-How was transferred to such members of the Ballard Group.  Ballard and DCX will negotiate the technology license agreement in good faith, and if they are unable to agree on the license fee and other terms and conditions of the technology license agreement within 90 days after the request of the grant of the license, either Party may refer the matter to arbitration pursuant to Part 17.  Pending the determination of the license fee and other terms and conditions of the technology license agreement, the licensee(s) will forthwith after the request for the grant of the license be entitled to use and exploit such Intellectual Property Rights and Know-How.

Ballard License of Vehicular Fuel Cell Technology to Ford

14.2                                                                           Upon request by Ford, Ballard will, subject to a technology license agreement and to any bona fide restriction arising from contractual obligations to Third Parties, and provided that

(a)                                  both

(i)                                     one or more members of the Ballard Group has supplied to one or more members of the Ford Group and the Ford Group has purchased from one or more members of the Ballard Group, on an exclusive basis, other than for purchases permitted as a result of the Resolution Process, all Vehicular Fuel Cells required by them for Ford Commercial Production, [Redacted], and

(ii)                                  one or more members of the Ford Group continued to own the Base Ford BPS Shares throughout the period relating to Ford Commercial Production, and either

(b)                                 such request by Ford is made after December 31, 2011 and Ford has not achieved Commercial Production of Fuel Cell powered Vehicles notwithstanding its reasonable efforts to do so, provided that one or more members of the Ford Group owns the Base Ford BPS Shares at the time the request for the licenses under this §14.2(b) is made, or

(c)                                  after November 30, 2007 and after one or more members of the Ballard Group has achieved regular series production of Vehicular Fuel Cells for commercial sales, Ballard either

[Redacted]

license all of its Intellectual Property Rights and Know-How applicable to Stack Operation and Stack Control Logic and Vehicular Fuel Cells, including future Improvements to such Intellectual Property Rights and Know-How made while §13.1 is applicable, to one or more members of the Ford Group for the purpose of research and development with respect to, and the production and manufacture of, Vehicular Fuel Cells for use in Ford Vehicles.  The license from Ballard will be non-exclusive, non-transferable and royalty-bearing and the licensee(s) will have no right to sublicense such Intellectual Property Rights or Know-How except to members of the Ford Group.  The license fee will be on arm’s length terms reflecting, among other things, and subject to §14.11(b), the inclusion of future Improvements, the right of members of the Ford Group to make Licensee Improvements, the rights of the Ballard Group under §14.11 to such Licensee Improvements and, to the extent the license includes Intellectual Property Rights and Know-How originally acquired by one or more members of the Ballard Group from one or more members of the Ford Group, the portion of the license fee in respect of such Intellectual Property Rights and Know-How will not exceed the price at which such Intellectual Property Rights and Know-How was transferred to such members of the Ballard Group.  Ballard and Ford will negotiate the technology license agreement in good faith, and if they are unable to agree on the license fee and other terms and conditions of the technology license agreement within 90 days after the request of the grant of the license, either Party may refer the matter to arbitration pursuant to Part 17.  Pending the determination of the license fee and other terms and conditions of the technology license agreement, the licensee(s) will forthwith after the request for the grant of the license be entitled to use and exploit such Intellectual Property Rights and Know-How.

Ballard License of E-Drive Technology to Ford

14.3                                                                           After November 30, 2007 and upon request by Ford, Ballard will, subject to a technology license agreement and to any bona fide restriction arising from contractual obligations to Third Parties, license all of its Intellectual Property Rights and Know-How applicable to E-Drives, including future Improvements to such Intellectual Property Rights and Know-How made while §13.1 is applicable, to one or more members of the Ford Group for the purpose of research and development with respect to, and the production and manufacture of, E-Drives, for use in Ford Vehicles.  The license from Ballard will be non-exclusive, non-transferable and royalty-bearing and the licensee(s) will have no right to sublicense such Intellectual Property Rights or Know-How except to members of the Ford Group.  The license fee will be on arm’s length terms reflecting, among other things, and subject to §14.11(b), the inclusion of future Improvements, the right of members of the Ford Group to make Licensee Improvements and the rights of the Ballard Group under §14.11 to such Licensee Improvements and, to the extent the license includes Intellectual Property Rights and Know-How originally acquired by one or more members of the Ballard Group from one or more members of the Ford Group, the portion of the license fee in respect of such Intellectual Property Rights and Know-How will not exceed the price at which such Intellectual Property Rights and Know-How was transferred to such members of the Ballard Group.  Ballard and Ford will negotiate the technology license agreement in good faith, and if they are unable to agree on the license fee and other terms and conditions of the technology license agreement within 90 days after the request of the grant of the license, either Party may refer the matter to arbitration pursuant to Part 17.  Pending the determination of the license fee and other terms and conditions of the technology license agreement, the licensee(s) will forthwith after the request for the grant of the license be entitled to use and exploit such Intellectual Property Rights and Know-How.

Ballard License of Certain E-Drive Component Technology to DCX

14.4                                                                           Upon request by DCX, Ballard will, subject to a technology license agreement and to any bona fide restriction arising from contractual obligations to Third Parties, and provided that,

(a)                                  one or more members of the Ballard Group has supplied to one or more members of the DCX Group and the members of the DCX Group have purchased from one or more members of the Ballard Group, on an exclusive basis,

(i)                                     E-Drive systems,

(ii)                                  transaxles for E-Drives,

(iii)                               traction inverter modules for E-Drives, or

(iv)                              traction motors for E-Drives,

required by them for DCX Commercial Production, other than any such systems or components provided by another supplier where the Ballard Group was not able to meet DCX’s reasonable requirements with respect to timing, quality and performance at a competitive cost, and DCX elects and agrees to exclusively purchase from one or more members of the Ballard Group such systems or components, or

(b)                                 such request by DCX is made after December 31, 2011 in respect of a system or component described in §14.4(a)(i),(ii),(iii) or (iv) that the members of the DCX Group have elected and agreed to exclusively purchase from one or more members of the Ballard Group, have purchased from one or more members of the Ballard Group on an exclusive basis before the request for the license under this §14.4(b) is made, and on which DCX has not achieved Commercial Production, provided that one or more members of the DCX Group owns the Base DCX Ballard Shares at the time the request for the license under this §14.4(b) is made, license all of its Intellectual Property Rights and Know-How applicable to the relevant systems or components described in §14.4(a)(i), (ii), (iii) or (iv), as the case may be, including future Improvements to such Intellectual Property Rights and Know-How made while §13.2 is applicable, to one or more members of the DCX Group for the purpose of research and development with respect to, and the production and manufacture of, E-Drives for use in Vehicles manufactured by any member of the DCX Group and for the sale of such components by DCX to DCX Licensees for use in DCX Vehicles.  The license from Ballard will be non-exclusive, non-transferable and royalty-bearing and the licensee(s) will have no right to sublicense such Intellectual Property Rights or Know-How except to members of the DCX Group.  The license fee will be on arm’s length terms reflecting, among other things, and subject to §14.11(b), the inclusion of future Improvements, the right of members of the DCX Group to make Licensee Improvements and the rights of the Ballard Group under §14.11 to such Licensee Improvements.  Ballard and DCX will negotiate the technology license agreement in good faith, and if they are unable to agree on the license fee and other terms and conditions of the technology license agreement within 90 days after the request of the grant of the license, either Party may refer the matter to arbitration pursuant to Part 17.  Pending the determination of the license fee and other terms and conditions of the technology license agreement, the licensee(s) will forthwith after the request for the grant of the license be entitled to use and exploit such Intellectual Property Rights and Know-How.

OEM License of Certain Stack Operation and Stack Control Logic Technology to Ballard

14.5                                                                           From time to time, upon request by Ballard, members of the DCX Group and/or members of the Ford Group, as the case may be, will license such of the Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How owned by members of the DCX Group and/or members of the Ford Group as may be requested by Ballard, to the Ballard Group.  The licence to the Ballard Group will be non-exclusive, non-transferable and royalty bearing, the royalty being payable as a single fixed, up-front license fee equal to one half of the costs directly incurred by the licensor to develop such Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How, including directly related overhead cost.  The licensee(s) will only have the right to make, have made, use, have used, offering to sell and sell Fuel Cells, with no right to sublicense such Intellectual Property and Know-How without the prior written consent of the licensor.  Ballard and the licensor will negotiate the technology license agreement in good faith, and if they are unable to agree on the license fee and other terms and conditions of the technology license agreement within 90 days after the request of the grant of the license, either Party may refer the matter to arbitration pursuant to Part 17.  Subject to the following three sentences, pending the determination of the license fee and other terms and conditions of the technology license agreement, the licensee(s) will forthwith after the request for the grant of the licence be entitled to use and exploit such Intellectual Property Rights and Know-How.  The grant of the licence will not occur earlier than the date of publication of a patent in respect of such Stack Operation and Stack Control Logic Intellectual Property Rights and Know-How.  In the event such patent publishes no earlier than [Redacted] before to the Vehicle Job 1 Date of the first Program incorporating such Intellectual Property Rights and Know-How, the licence will be available at the date of publication.  However, in the event such patent publishes earlier than [Redacted] before the Vehicle Job 1 Date of the first Program incorporating such Intellectual Property Rights and Know-How, the licence will be available at the earlier of

(a)                                  [Redacted] after the publication date of such patent, and

(b)                                 the beginning of the [Redacted] period preceding the Vehicle Job 1 Date of the first Program incorporating such Intellectual Property Rights and Know-How.

Ford License of Ford Hybrid E-Drive Technology to Ballard

14.6                                                                           From time to time, upon request by Ballard, Ford will license to the Ballard Group such of the Ford Hybrid E-Drive Patents owned by members of the Ford Group as may be requested by Ballard, and which Ballard is able to demonstrate to Ford’s satisfaction, acting reasonably, will have application to E-Drives for Fuel Cell powered Vehicles or battery-only powered Vehicles.  The licence will be granted to the Ballard Group solely for the purposes of making, having made, using, offering to sell and selling E-Drives for Fuel Cell powered Vehicles or battery-only powered Vehicles and will be limited to the licensed Ford Hybrid E-Drive Patents, with no access to or transfer of related Know-How, whether or not associated with the licensed Ford Hybrid E-Drive Patents.  The License will be non-transferable, perpetual, world-wide and royalty-bearing, the royalty being payable as a single fixed, up-front license fee equal to 20% of the costs directly incurred by the members of the Ford Group to develop such Ford Hybrid E-Drive Patents, including directly related overhead cost.  The licence will be exclusive during the period in which §13.1(a) applies to Ford and non-exclusive thereafter, and the licensee(s) will have no right to sublicense to others.  Ballard will promptly notify Ford in writing of any licensed Ford Hybrid E-Drive Patent that it intends to use or incorporate into an E-Drive for a Fuel Cell powered Vehicle or battery-only powered Vehicle.  In addition, if Ballard exercises rights under such license to have E-Drives made by a Third Party, Ballard will specify in any contract with such Third Party that such Ford Hybrid E-Drive Patents may only be used to make E-Drives for Ballard for Fuel Cell powered Vehicles and battery-only powered Vehicles, and Ballard will promptly notify Ford in writing if Ballard believes the Third Party is misusing such Ford Hybrid E-Drive Patents.  The first time that Ballard requests a licence under this §14.6, Ballard and Ford will negotiate the terms and conditions of a patent license agreement in good faith, and if they are unable to agree on the license fee and other terms and conditions of the patent license agreement within 90 days after the request of the grant of the license, either Party may refer the matter to arbitration pursuant to Part 17.  Pending the determination of the license fee and other terms and conditions of the patent license agreement, the licensee(s) will forthwith after the request for the grant of the license be entitled to use and exploit such Ford Hybrid E-Drive Patents.  Once Ballard and Ford have entered into a patent license agreement under this §14.6, any subsequent licence granted under this §14.6 will be on the same terms and conditions, except for the licence fee, specified in that patent license agreement.

DCX License of Certain E-Drive Component Technology to Ballard

14.7                                                                           Upon request by Ballard, DCX will, subject to a technology license agreement and to any bona fide restriction arising from contractual obligations to Third Parties and provided that

(a)                                  DCX has supplied to one or more members of the Ballard Group and the members of the Ballard Group have purchased from DCX, on an exclusive basis,

(i)                                     E-Drive systems,

(ii)                                  transaxles for E-Drives,

(iii)                               traction inverter modules for E-Drives, or

(iv)                              traction motors for E-Drives,

required by them for Ballard Commercial Production, other than any such systems or components provided by another supplier where DCX was not able to meet Ballard’s reasonable requirements with respect to timing, quality and performance at a competitive cost, and

(b)                                 Ballard Commercial Production occurs during the Term,

license all of its Intellectual Property Rights and Know-How applicable to the relevant systems or components described in §14.7(a)(i), (ii), (iii) or (iv), including, future Improvements to such Intellectual Property Rights and Know-How made during the Term to the Ballard Group for the purpose of research and development with respect to, and the production and manufacture of, E-Drives and components thereof.  The license from DCX will be non-exclusive, non-transferable and royalty-bearing and the licensee(s) will have no right to sublicense such Intellectual Property Rights or Know-How.  The license fee will be on arm’s length terms reflecting, among other things, and subject to §14.11(b), the inclusion of future Improvements, the right of members of the Ballard Group to make Licensee Improvements and the rights of the DCX Group under §14.11 to such Licensee Improvements.  DCX and Ballard will negotiate the technology license agreement in good faith, and if they are unable to agree on the license fee and other terms and conditions of the technology license agreement within 90 days after the request of the grant of the license, either Party may refer the matter to arbitration pursuant to Part 17.  Pending the determination of the license fee and other terms and conditions of the technology license agreement, the licensee(s) will forthwith after the request for the grant of the license be entitled to use and exploit such Intellectual Property Rights and Know-How.

License of Certain Vehicular Fuel Cell Technology under Resolution Process

14.8                                                                           If the OEMs are entitled to undertake a project to implement the OEMs’ Suggested Resolution under the Resolution Process, Ballard will, subject to a technology license agreement and to any bona fide restriction arising from contractual obligations to Third Parties, license that portion of Ballard’s Intellectual Property Rights and Know-How applicable to Vehicular Fuel Cells to one or more members of the DCX Group and the Ford Group as may be necessary to enable the OEMs to incorporate the OEMs’ Suggested Resolution in their Vehicles.  The license from Ballard will be limited to the Program or project in question, be non-exclusive, non-transferable and royalty-bearing and the licensee(s) will have no right to sublicense or disclose to any Third Party such Intellectual Property Rights or Know-How.  However, if the OEMs require a Third Party to incorporate the OEMs’ Suggested Resolution in their Vehicles, members of the DCX Group and the Ford Group will only be entitled to disclose to such Third Party or allow such Third Party to use the Intellectual Property Rights and Know-How under such license provided that such use or disclosure is subject to the provisions of §14.11, as if such Third Party was a licensee, they have obtained Access Rights for Ballard under §10.3, they promptly notify Ballard in writing if any of them believe that the Third Party is misusing Ballard’s Intellectual Property Rights and Know-How and, in respect of any portion of such Intellectual Property Rights and Know-How which is not the subject of a published or issued patent, they only disclose to such Third Party or allow such Third Party to use such Intellectual Property Rights and Know-How with Ballard’s prior written consent.  The license fee will be on arm’s length terms reflecting, among other things, the right of members of the DCX Group and the Ford Group to make Licensee Improvements, the rights of the Ballard Group under §14.11 to such Licensee Improvements and, to the extent the license includes Intellectual Property Rights and Know-How originally acquired by one or more members of the Ballard Group from one or more members of the DCX Group or one or more members of the Ford Group, the portion of the license fee in respect of such Intellectual Property Rights and Know-How will not exceed the price at which such Intellectual Property Rights and Know-How was transferred to such members of the Ballard Group.  Ballard and the OEMs will negotiate the technology license agreement in good faith, and if they are unable to agree on the license fee and other terms and conditions of the technology license agreement within 90 days after the request of the grant of the license, either Party may refer the matter to arbitration pursuant to Part 17.  Pending the determination of the license fee and other terms and conditions of the technology license agreement, the licensee(s) will forthwith after the request for the grant of the license be entitled to use and exploit such Intellectual Property Rights and Know-How.

License of Certain E-Drive Technology under E-Drive Resolution Process

14.9                                                                           If Ford is entitled to undertake a project to make or have made Leading Product under the E-Drive Resolution Process, Ballard will, subject to a technology license agreement and to any bona fide restriction arising from contractual obligations to Third Parties, license that portion of Ballard’s Intellectual Property Rights and Know-How applicable to E-Drives to one or more members of the Ford Group as may be necessary to enable Ford to incorporate the Leading Product in its Vehicles.  The license from Ballard will be limited to the Program or project in question, be non-exclusive, non-transferable and royalty-bearing and the licensee(s) will have no right to sublicense or disclose to any Third Party such Intellectual Property Rights or Know-How.  However, if Ford requires a Third Party to incorporate the Leading Product in its Vehicles, members of the Ford Group will only be entitled to disclose to such Third Party or allow such Third Party to use the Intellectual Property Rights and Know-How under such license provided that such use or disclosure is subject to the provisions of §14.11, they have obtained Access Rights for Ballard under §10.3, they promptly notify Ballard in writing if any of them believe that the Third Party is misusing Ballard’s Intellectual Property Rights and Know-How and, in respect of any portion of such Intellectual Property Rights and Know-How which is not the subject of a published or issued patent, they only disclose to such Third Party, or allow such Third party to use such Intellectual Property Rights and Know-How with Ballard’s prior written consent.  The license fee will be on arm’s length terms reflecting, among other things, the right of members of the Ford Group to make Licensee Improvements, the rights of the Ballard Group under §14.11 to such Licensee Improvements and, to the extent the license includes Intellectual Property Rights and Know-How originally acquired by one or more members of the Ballard Group from one or more members of the Ford Group, the portion of the license fee in respect of such Intellectual Property Rights and Know-How will not exceed the price at which such Intellectual Property Rights and Know-How was transferred to such members of the Ballard Group.  Ballard and Ford will negotiate the technology license agreement in good faith, and if they are unable to agree on the license fee and other terms and conditions of the technology license agreement within 90 days after the request of the grant of the license, either Party may refer the matter to arbitration pursuant to Part 17.  Pending the determination of the license fee and other terms and conditions of the technology license agreement, the licensee(s) will forthwith after the request for the grant of the license be entitled to use and exploit such Intellectual Property Rights and Know-How.

Sourcing Commitment to Ballard

14.10                                                                     It will be a term of any licence granted by Ballard under Part 14 that

(a)                                  provided that Ballard is validated and maintains its validation as a supplier and manufacturing source under the then applicable standard supplier manufacturing and sourcing guidelines of DCX or Ford, as the case may be, and

(b)                                 Ballard is able to meet competitive requirements for timing, quality and performance at a competitive cost,

DCX or Ford, as the case may be, will purchase from Ballard that number of Vehicular Fuel Cells equal to 25% of all Vehicular Fuel Cells manufactured under that licence.  This sourcing obligation, but not the licence, will expire upon termination of this Agreement, unless such termination is as a result of a Fundamental Breach by a member of the DCX Group or the Ford Group, as the case may be, in which event such obligation will expire upon the earlier of (i) the term of such licence, and (ii) November 30, 2021.

Licensee Improvements

14.11                                                                     The Parties agree that

(a)                                  the licensee under §14.1 to §14.10, inclusive, will have the right to make Improvements (the “Licensee Improvements”) to Intellectual Property Rights and Know-How licensed pursuant to such sections,

(b)                                 ownership and title to Licensee Improvements will vest in the licensee which creates or makes such Licensee Improvements, and such licensee will grant to one or more members of the licensor’s Group an unrestricted license to the Licensee Improvements but no license fee or royalty will be payable by the licensor for such license, and

(c)                                  they will execute such other documents and instruments and do such other further things as may be necessary to license to the licensor the Licensee Improvements.

Perpetual Licenses

14.12                                                                     Other than as contemplated in §10.12(b), §10.13(b) and 15.3(f)(ii), and subject to restrictions in contracts with Third Parties, all licenses of Intellectual Property Rights and Know-How granted under this Agreement, the Original Alliance Agreement and the New Alliance Contribution Agreement have a perpetual duration for the purpose of ensuring that they have the maximum duration permitted by law.  However, to the extent that applicable law does not permit a license to have a perpetual duration in respect of a particular jurisdiction and/or a particular item of Intellectual Property Rights or Know-How, then the Parties intend that the word “perpetual” will be interpreted as meaning the maximum licensable period of time permitted by law for that jurisdiction and/or item and to the extent that the duration of any such license is reduced as a result of the operation of such applicable law, the Parties intend that the licensee of the Intellectual Property Rights or Know-How in question will have the unrestricted right to use and exploit those Intellectual Property Rights or that Know-How after the time that the license is deemed to have expired.

Additional Grant of Licenses

14.13                                                                     In addition to the specific rights and obligations to receive and grant licenses to Intellectual Property Rights and Know-How contained in this Part 14, any Party and its Subsidiaries may negotiate with any other Party and its subsidiaries for the grant or receipt of a license of all or any of the Intellectual Property Rights or Know-How which they own or have the right to license.

World-Wide Rights

14.14                                                                     All rights of exploitation and use under licenses and sublicenses granted pursuant to this Agreement, the Original Alliance Agreement and the New Alliance Contribution Agreement will be exercisable on a world-wide basis.

Licenses Include Intellectual Property Rights and Know-How of Subsidiaries

14.15                                                                     Each license and sublicense to be granted by a Party pursuant to this Agreement will include all of the relevant Intellectual Property Rights and Know-How and, where the license so requires, Improvements, owned or controlled by each of that Party’s Subsidiaries and that Party will ensure that all such Intellectual Property Rights and Know-How, including Improvements thereto, are so included, even if such a Subsidiary ceases to be a Subsidiary of that Party before the grant of the license, but such obligation will not apply to Intellectual Property Rights and Know-How of such a Subsidiary, and Improvements thereto of that Subsidiary, where the licensee must purchase certain products on an exclusive basis to qualify for the license and the licensee has not, at the time the Subsidiary ceases to be a Subsidiary of that Party, completed at least one full year of Commercial Production of the relevant products.

Loss of Rights by Person Ceasing to be an Affiliate

14.16                                                                     Notwithstanding §14.12 or any other provision in this Agreement, if a Person that is an Affiliate of a Party has the right under Part 10 or this Part 14 to be granted, or has been granted, a license of Intellectual Property Rights and Know-How as a result of it being such an Affiliate, such right or license will immediately terminate upon the Person ceasing to be an Affiliate and the Person will have no further right to use such Intellectual Property Rights and Know-How.

DCX Trademark

14.17                                                                     Members of the DCX Group will have the right to depict exclusively trademarks of members of the DCX Group on Vehicular Fuel Cells and E-Drives for Fuel Cell powered Vehicles manufactured for integration into DCX Vehicles and spare parts for such Vehicles purchased by members of the DCX Group from Ballard.

Ford Trademark

14.18                                                                     Members of the Ford Group will have the right to depict exclusively Ford Brands on Vehicular Fuel Cells and E-Drives for Fuel Cell powered Vehicles manufactured for integration into Ford Vehicles and spare parts for such Vehicles purchased by members of the Ford Group from Ballard.

Third Party Restrictions

14.19                                                                     The Parties acknowledge that it may be necessary or desirable for each of Ballard, DCX and Ford to develop with one or more Third Parties Intellectual Property Rights and Know-How or to use and exploit the Intellectual Property Rights or Know-How of one or more Third Parties in circumstances in which §10.3 does not apply.  If a license referred to in this Part 14, other than §14.12, would apply to any such Intellectual Property Rights or Know-How, the licensor will

(a)                                  before entering into an agreement for the development of, or access to, particular Intellectual Property Rights or Know-How, make best efforts to ensure that the licensee will, under the license to be granted to it under this Part 14, have rights thereto on substantially the same terms and conditions as the licensor,

(b)                                 failing which, the licensor will upon request by the licensee make best efforts to assist the licensee in direct negotiations with the Third Party to obtain access to such Intellectual Property Rights and Know-How on the best available terms and conditions,

(c)                                  failing which, the licensor and licensee will jointly and diligently explore other alternatives to gain access for the licensee of such Intellectual Property Rights and Know-How on the best available terms and conditions, or to comparable Intellectual Property Rights or Know-How of other Third Parties, and

(d)                                 failing which,

(i)                                     the licensor will ensure that the licensee will have the right to buy, at prices no higher and on terms no worse than offered to other arm’s length buyers, components embodying such Intellectual Property Rights and Know-How, or

(ii)                                  if the licensee so chooses, it may obtain a similar component from any other Third Party, provided that it does not provide or disclose to any Third Party the licensor’s Intellectual Property Rights or Know-How.

Failure to Maintain Patent

14.20                                                                     If any Party or any of its Subsidiaries wishes to cease maintaining in full force and effect, or cease taking the administrative measures necessary to maintain in full force and effect, a patent for which it has issued a license to one or more other Parties or their Subsidiaries, it will give written notice to such Parties of such wish, whereupon the owner of the patent and such Parties will consult as soon as practicably possible with a view to reaching an agreement as to whether any licensee that is a Party will assume responsibility for the maintenance and administrative measures in respect of such patent and the effects on ownership and licensing of such patent arising from such assumption of responsibility; provided, however, that

(a)                                  no licensee of the patent will be required to assume such responsibility, and

(b)                                 except with the prior written consent of each licensee of the patent that is a Party, if no such licensee agrees to assume such responsibility, the owner of the patent will continue to take all administrative measures necessary to maintain the patent in full force and effect.

Action by Patent Owner to Protect Patent From Infringement

14.21                                                                     If either the owner or any licensee of a patent licensed under this Agreement that is a Party or a Subsidiary of a Party becomes aware of a potential or possible infringement of such patent by a Third Party, the owner and all licensees of that patent that are Parties will consult as soon as practicably possible with a view to reaching an agreement as to the ways and means of eliminating such infringement or unauthorized use and seeking compensation therefor; provided, however, that

(a)                                  Ballard will be responsible for prosecuting any infringement or unauthorized use which relates primarily to Stack Operation and Stack Control Logic owned by it, E-Drives (except as provided in §14.21(c)) or Fuel Cells and for paying all costs incurred in respect of such prosecution and will be entitled to receive and retain for its own use and benefit any recovery or reward from such prosecution,

(b)                                 the OEMs will be responsible for prosecuting any infringement or unauthorized use which relates primarily to Stack Operation and Stack Control Logic owned by either of them or Vehicular Fuel Cell Systems and for paying all costs incurred in respect of such prosecution and will be entitled to receive and retain for their own use and benefit any recovery or reward from such prosecution, and

(c)                                  DCX will be responsible for prosecuting any infringement or unauthorized use which relates primarily to the Intellectual Property Rights or Know-How of the DCX Group respecting E-Drives, switched reluctance auxiliary motors and switched reluctance traction motors and for paying all costs incurred in respect of such prosecution and will be entitled to receive and retain for its own use and benefit any recovery or reward from such prosecution.

Action by Licensee to Protect Patent From Infringement

14.22                                                                     If the owner of a patent for which a license under this Agreement has been issued fails to initiate administrative or legal action to halt the potential or possible infringement of such patent by a Third Party in accordance with §14.21 within 180 days after being advised of such potential or possible infringement, any licensee of such patent that is a Party may, at its sole cost and expense, initiate such administrative or legal action, in which case the licensee will be entitled to receive and retain for its own use and benefit any recovery or reward from such administrative or legal action, and the owner of the patent will render reasonable assistance to the licensee initiating such administrative or legal action, including joining the licensee as a named party, if reasonably required to halt such infringement.  If more than one licensee of the same patent initiates such administrative or legal action in respect of the same potential or possible infringement, such licensees will consult as soon as practicably possible with a view to reaching an agreement as to how such administrative or legal action will be undertaken and how the costs, expenses, recoveries or rewards in respect of such action will be shared.

Indemnity for Mandatory Participation in Action to Protect Patent From Infringement

14.23                                                                     If in initiating the administrative or legal action referred to in §14.22, one or more licensees of a patent that is a Party require the owner to participate in such action, such licensee or licensees will indemnify and hold the owner harmless from any legal fees, expenses, costs, judgments or other liabilities related to or arising from such action.

PART 15

TERMINATION

Term

15.1                                                                           The term of this Agreement (the “Term”) will commence on the Closing Date and will continue until November 30, 2021 unless terminated earlier pursuant to this Agreement.

Renewal

15.2                                                                           The Parties will consider, at a meeting held during the 2019 calendar year, whether to extend the Term and, if so, consider any changes to the provisions of this Agreement that will be applicable during such extension.

VFC Off-Ramp

15.3                                                                           If Ballard fails to achieve a Critical VFC Milestone as a result of not achieving one or more of the Key Requirements, and a material cause for the failure is not related to an OEM Preferred Technology, the OEMs will be entitled to give a notice (a “Termination Notice”) withdrawing from the Alliance if all of the steps in the following process (the “Off-Ramp Process”) are completed

[Redacted]

Where all of the conditions outlined above have been met, the OEMs will have the right to give to Ballard a Termination Notice within 60 days after the date of the meeting contemplated in §15.3(e), in which event the Alliance will be terminated and

(i)                                     each Party will be free to enter into alliances or collaborate with others,

(ii)                                  members of the DCX Group and the Ford Group will have no right to Ballard’s Intellectual Property Rights and Know-How, other than a right to specifically requested Ballard Intellectual Property Rights and Know-How during a bridging period of such length as may be necessary to enable members of the DCX Group and the Ford Group to fulfil their respective commitments, existing at the date the Termination Notice is given, for maintenance and servicing of existing fleets but not any other purpose,

(iii)                               Ballard will continue to meet its delivery obligations to members of the DCX Group and the Ford Group pursuant to any then existing supply agreements for Fuel Cells, E-Drives or spare parts, except to the extent otherwise directed in writing by DCX or Ford, respectively,

(iv)                              all rights and restrictions relating to the disposition of Ballard Common Shares by members of the DCX Group and the Ford Group, and their rights arising out of a take-over bid, will terminate with the exception of §3.5 and §3.6,

(v)                                 members of the DCX Group and the Ford Group will be released from their purchase obligations under Part 6,

(vi)                              Ballard will lose the right to acquire Intellectual Property Rights and Know-How developed by DCX and Ford and have no right to acquire any Intellectual Property Rights and Know-How of members of the DCX Group or the Ford Group after the date of the Termination Notice,

(vii)                           the non-competition restrictions under Part 13 will be immediately terminated,

(viii)                        DCX and Ford will no longer have any rights under §7.19, §7.20, §7.21, §7.22, §7.23, §7.24, §7.25, §7.26 or §7.27, and

(ix)                                all other rights and obligations under the Fourth Alliance Agreement will terminate except for the confidentiality obligations set out in Part 16.

E-Drive Off-Ramp

15.4                                                                           If Ballard fails to achieve a Critical E-Drive Milestone as a result of not achieving one or more of the Key Requirements, without limiting any rights Ford may have under the NG E-Drive Development Agreement to terminate that Program and any release from its purchase obligations as a result of such termination as contemplated in §6.16(b), Ford will be entitled to give a notice (an “E-Drive Termination Notice”) terminating all of Ballard’s and Ford’s obligations to each other under this Agreement in respect of E-Drives, if all of the steps in the following process (the “E-Drive Off-Ramp Process”) are completed

[Redacted]

Where all of the conditions outlined above have been met, Ford will have the right to deliver to Ballard an E-Drive Termination Notice within 30 days after the date of the meeting contemplated in §15.4(d), in which event, on delivery of the E-Drive Termination Notice,

(i)                                     all of Ballard’s and Ford’s rights and obligations to each other in respect of E-Drives under this Agreement will terminate,

(ii)                                  Ballard will continue to meet its delivery obligations to Ford pursuant to any then existing supply agreements for E-Drives, except to the extent otherwise directed in writing by Ford, and

(iii)                               Ford will have no right to Ballard E-Drive Intellectual Property Rights and Know-How, other than a right to specifically requested Ballard E-Drive Intellectual Property Rights and Know-How during a bridging period of such length as may be necessary to enable Ford to fulfil its commitments, existing at the date the E-Drive Termination Notice is given, for maintenance and servicing of existing fleets but not any other purpose.

Fundamental Breach

15.5                                                                           Subject to §15.8, §15.9 and §15.10, if

(a)                                  a Party (under the circumstances described in this §15.5(a), a “Breaching Party”) directly or indirectly

(i)                                     grants a license or sublicense of a Joint Patent which is jointly owned by another Party to a Third Party or assigns in whole or in part its interest in a Joint Patent which is jointly owned with another Party to a Third Party, which license, sublicense or assignment purports to grant to the Third Party rights of use to which the other Party has exclusive rights,

(ii)                                  commits a material breach of any provision of Part 13 and Part 16,

(iii)                               commits a material infringement of any interest of another Party in Intellectual Property Rights or Know-How, or

(iv)                              commits a material default in observing or performing any other material covenant, agreement or condition of this Agreement on its part to be observed,

the result of which is that it would be unconscionable for any of the other Parties to be obligated to continue to observe its covenants and obligations under this Agreement, or

(b)                                 a Party (under the circumstances described in this §15.5(b), a “Breaching Party”) is adjudicated, adjudged or declared bankrupt, or a resolution is passed for its winding-up or liquidation, or it consents or does not object to the institution of bankruptcy proceedings against it or to the appointment of a receiver of it or of its property, or a receiver is appointed of it or of its property unless it actively and diligently contests in good faith such appointment or a court of competent jurisdiction makes an order for its winding-up, liquidation, sequestration or process of execution against it or against its property,

(each a “Fundamental Breach”) the Parties other than the Breaching Party (each, a “Non-Breaching Party”) may terminate this Agreement for cause under the provisions of this Part 15.  For greater certainty, the Parties agree that except for the specific circumstances set out in this §15.5, and the specific circumstances contemplated in §15.3 under which the OEMs, upon completion of the Off-Ramp Process, may terminate this Agreement, notwithstanding the absence of a Fundamental Breach, no other circumstance or event will constitute the basis for any extraordinary termination of this Agreement for important reasons (Wichtiger Grund) by any of the Parties.

Deemed Breaching Party

15.6                                                                           For the purposes of this Part 15, any Party that is an Affiliate of a Breaching Party will be deemed to be a Breaching Party and will be deemed to not be a Non-Breaching Party in respect of the applicable Fundamental Breach.

Notice of Fundamental Breach

15.7                                                                           A Party that determines that a Fundamental Breach has occurred and its interests under this Agreement are materially adversely affected thereby may give written notice of such Fundamental Breach to the Breaching Party and a copy of such notice to each other Party, which notice will set out in reasonable detail the nature of the Fundamental Breach and will expressly refer to this Part 15.

Curing of Fundamental Breach

15.8                                                                           A Breaching Party that receives a Notice of Fundamental Breach will have, subject to §15.9, such reasonable period of time as is necessary to cure such breach, but no more than 90 days from the date of receipt by it of a Notice of Fundamental Breach, and if such Breaching Party cures the Fundamental Breach which is the subject of the Notice of Fundamental Breach within such period, or the Party or Parties that gave notice of such Fundamental Breach under §15.7 waive such Fundamental Breach within such period, the rights of the Non-Breaching Parties under this Part 15 in respect of such Fundamental Breach will terminate.

Effect if Fundamental Breach is a Result of Violation of Non-Competition Clause

15.9                                                                           If the Fundamental Breach results from an acquisition by

(a)                                  a member of the DCX Group of an interest in a Person, or the business of a Person, that includes as a portion of the business or activities of such Person, or such business, a business or activity that results in a breach of §13.2 by DCX,

(b)                                 a member of the Ford Group of an interest in a Person, or the business of a Person, that includes as a portion of the business or activities of such Person, or such business, a business or activity that results in a breach of §13.1 by Ford, or

(c)                                  a member of the Ballard Group of an interest in a Person, or the business of a Person, that includes as a portion of the business or activities of such Person, or such business, a business or activity that results in a breach of §13.5 by Ballard, the Breaching Party will act diligently to cure such breach by disposing of the interest in, or portion of, such Person, or the business or activities of such Person that caused such breach, or cause such Person to cure such breach by disposing of the offending portion of its business or activities, as soon as reasonably possible after such breach but in any event will cure such breach, or cause such Person to cure such breach, within six months after the date of expiry of the 90 days referred to in §15.8.

Termination on Failure to Cure Fundamental Breach

15.10                                                                     If a Breaching Party does not cure a Fundamental Breach for which it has received a Notice of Fundamental Breach, within the period of time prescribed in §15.8 or within the period of time prescribed in §15.9, and the Fundamental Breach is not waived in accordance with §15.8, and

(a)                                  the Breaching Party is either DCX or Ford, the Party or Parties that gave notice of such Fundamental Breach under §15.7 may, by notice (the “Notice of Ejection”) within 60 days from the expiry of the 90 day period referred to in §15.8 or from the expiry of the 6-month period referred to in §15.9, as applicable, terminate all the rights of the Breaching Party pursuant to this Agreement and all other agreements contemplated in this Agreement, and

(i)                                     if a Notice of Ejection is given by DCX to Ford, DCX may give notice to Ford that a member of the DCX Group will purchase a number of Ballard Common Shares equal to the lesser of

(A)                              all Ballard Common Shares owned by the Ford Group, and

(B)                                a number of Ballard Common Shares owned by the Ford Group equal to the number of Ballard Common Shares that would result in the DCX Group owning, in the aggregate, 33.75% of the outstanding Ballard Common Shares and Ford will sell, and will ensure each member of its Group sells, to DCX within seven days of the receipt of the Notice of Ejection such number of Ballard Common Shares owned by it, or

(ii)                                  if a Notice of Ejection is given by Ford to DCX, Ford may give notice to DCX that a member of the Ford Group will purchase a number of Ballard Common Shares equal to the lesser of

(A)                              all Ballard Common Shares owned by the DCX Group, and

(B)                                a number of Ballard Common Shares owned by the DCX Group equal to the number of Ballard Common Shares that would result in the Ford Group owning, in the aggregate, 33.75% of the outstanding Ballard Common Shares and DCX will sell, and will ensure each member of its Group sells, to Ford within seven days of the receipt of the Notice of Ejection such number of Ballard Common Shares owned by it and Ballard agrees to consent to such sale, and the price for the Ballard Common Shares to be sold pursuant to this §15.10(a) will be [Redacted], and the purchaser of such shares will obtain all necessary approvals, if any, of Governmental Authorities or stock exchanges for the purchase of such shares, or

(b)                                 the Breaching Party is Ballard, any Non-Breaching Party may, by notice (the “Notice of Termination”) to Ballard, terminate this Agreement for cause effective the date of the Notice of Termination.  Unless so terminated, this Agreement will continue in full force and effect except as otherwise expressly provided herein.

Effect of Uncured Fundamental Breach or Termination on Assignment of Intellectual Property Rights and Licenses of Know-How

15.11                                                                     The Parties acknowledge and agree that except as expressly provided herein, neither an uncured Fundamental Breach nor termination of this Agreement pursuant to §15.1 or §15.10 will affect any assignment of Intellectual Property Rights or other Personal Property or contract or license of Intellectual Property Rights or Know-How contemplated in this Agreement, the New Alliance Agreement, the Original Alliance Agreement or the New Alliance

Contribution Agreement or any other transaction that has been completed pursuant to this Agreement, the Original Alliance Agreement or the New Alliance Contribution Agreement.

Effect of Uncured Fundamental Breach on Licenses

15.12                                                                     The Parties acknowledge and agree that if a Fundamental Breach is not waived or cured in accordance with §15.8 or §15.9,

(a)                                  any license granted to the Breaching Party or any of its Affiliates pursuant to this Agreement will not include any Improvements made after the date immediately following the end of the 90-day period referred to in §15.8 or the 6- month period referred to in §15.9, as applicable,

(b)                                 the right of the Breaching Party and its Affiliates to commercially use and exploit any Intellectual Property Rights and Know-How under any license granted pursuant to Part 14 to the Breaching Party and its Affiliates before the date immediately following the end of the 90-day period referred to in §15.8, or the 6- month period referred to in §15.9, as applicable, will be suspended for a period of two years from the date of the Notice of Fundamental Breach,

(c)                                  any right of the Breaching Party and its Affiliates pursuant to Part 14 to obtain a license will be suspended for a period of two years commencing from the later of

(i)                                     the date immediately following the end of the 90-day period referred to in §15.8 or the 6- month period referred to in §15.9, as applicable,

(ii)                                  the date of the Notice of Termination, and

(iii)                               the earliest date such Party or any of its Affiliates would otherwise be entitled to be granted such license, and

(d)                                 any conditions including those with respect to share ownership, the earliest date a license may be available, or exclusive purchases of products set out in Part 14 to the rights of any Non-Breaching Party and its Subsidiaries to commercially use and exploit any Intellectual Property Rights and Know-How under any license that may be granted pursuant to Part 14 by the Breaching Party or any of its Affiliates to the Non-Breaching Party and its Subsidiaries will be deemed to have been satisfied and any member of the Non-Breaching Party’s Group can request such license.

Effect of Uncured Fundamental Breach on Obligations to Buy or Supply Products

15.13                                                                     In the event of a Fundamental Breach which is not waived or cured in accordance with §15.8 or §15.9, for a period of two years commencing on the date immediately after the end of the 90-day period referred to in §15.8 or the 6-month period referred to in §15.9, as applicable, in respect of such breach, all obligations of the Breaching Party or any of its Affiliates under this Agreement to

(a)                                  buy or obtain, or

(b)                                 supply or provide,

any products under this Agreement, will continue in full force and effect provided that the Party to which it is obligated in that respect elects to continue to buy or supply, as the case may be, the relevant products at arm’s length prices and on arm’s length terms, for such two-year period, notwithstanding that the members of its Group cease to own any Equity Securities.

Effect of Termination on Non-Competition Obligations

15.14                                                                     The Parties acknowledge and agree that if this Agreement is terminated pursuant to §15.10

(a)                                  the provisions of §13.1 and §13.2 will continue in full force and effect against each of the Ford Group and the DCX Group for such period, in each case, as otherwise provided herein, notwithstanding such termination unless Ballard is the Breaching Party, in which case the provisions of §13.1, if Ford is such Non-Breaching Party, or §13.2, if DCX is such Non-Breaching Party, will cease to apply to such Non-Breaching Party, and

(b)                                 the provisions of §13.5 will continue in full force and effect against Ballard for such period as otherwise provided herein notwithstanding such termination, unless Ford or DCX is the Breaching Party, in which case the provisions of §13.5 will cease to apply to Ballard as a Non-Breaching Party.

Effect of Termination on Special Approval and Officer Replacement Rights

15.15                                                                     If DCX is a Breaching Party, it will cease to have rights under §7.20, §7.21 or §7.24 and if Ford is a Breaching Party, it will cease to have rights under §7.20, §7.21 or §7.26.

Rights and Obligations of the Parties After Termination

15.16                                                                     Except as provided in this Part 15, all rights and obligations of the Parties accruing before the effective date of termination and all rights and obligations expressly stated to continue after, or accrue as a result of, the termination of this Agreement, including §3.5 and §3.6, §14.1 to §14.15 inclusive, §14.19 to §14.23 inclusive, §15.11 to §15.13 inclusive, this §15.16, Part 16 and Part 17, will survive the effective date of termination under §15.1 or §15.10 and will continue in full force and effect.

No Limitation of Remedies

15.17                                                                     Nothing in this Part 15 is intended to preclude or limit in any way any Party’s right to pursue any other remedy it may have against another Party, in law or in equity, in respect of a Fundamental Breach.

PART 16

CONFIDENTIALITY

Confidentiality Obligations of Ballard, DCX and Ford

16.1                                                                           Each Party will, and will cause the members of its Group and its and their directors, officers, employees and agents to, keep all Confidential Information disclosed to any of them by the others of them confidential and will not use or disclose such Confidential Information to any Person except to the extent

(a)                                  such use or disclosure is expressly permitted or contemplated pursuant to this Agreement or any agreement contemplated herein,

(b)                                 such use or disclosure is strictly necessary to enable the recipient of such Confidential Information to exercise its rights and perform its obligations under this Agreement or any agreement contemplated in this Agreement,

(c)                                  such use or disclosure is required by applicable law,

(d)                                 such information is in the public domain other than as a result of a breach of this Agreement or any agreement contemplated in this Agreement, or

(e)                                  such use or disclosure is required pursuant to a final order or judgment of a court of competent jurisdiction and in such case the Parties will cooperate with one another to obtain an appropriate protective order or other reliable assurance that the confidentiality of such Confidential Information will be maintained.

Publicity

16.2                                                                           Each Party will not, and will ensure that the members of its Group, and its and their directors, officers, employees and agents do not, release any publicity or advertising relating to this Agreement, the agreements and instruments entered into pursuant to this Agreement or the transactions contemplated hereunder and thereunder to any Third Party, including any news media organization, without the prior consent of the other Parties, except as provided for under §16.1.

Treatment of Confidential Information

16.3                                                                           Each Party acknowledges that the Confidential Information of the other Parties consists in part of information vital to the business and commercial prospects of those other Parties and that such information is the special, valuable and unique property of those other Parties and would not normally be disclosed to it.  Accordingly, each Party agrees to act as a fiduciary of each other Party that provides it with Confidential Information and to use commercially reasonable best efforts to protect such Confidential Information and keep it confidential using a standard of care no less than the degree of care that such Party would be reasonably expected to employ for its own similar Confidential Information.

Actions to Protect Confidential Information

16.4                                                                           Without prejudice to any other rights or remedies, in the event of litigation relating to a breach of the provisions of this Part 16, if a court of competent jurisdiction determines in a final, non-appealable order that any of such provisions has been breached, the Party in breach will reimburse the other Parties for their respective costs and expenses (including reasonable legal fees and expenses) incurred in connection with all such litigation.

No Waiver By Virtue of Non-Exercise of Rights

16.5                                                                           No failure or delay by Ballard, DCX or Ford or any of such Parties’ respective representatives in exercising any right, power or privilege under this Part 16 will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise of any right, power or privilege hereunder.  No provision of this Part 16 may be waived or amended nor any consent given except in writing signed by a duly authorized officer of each Party so waiving or consenting.

Confidentiality Provisions Effective on Closing Date

16.6                                                                           The provisions contained in this Part 16 will take effect on the Closing Date, at which time they will supersede the terms and conditions contained in Part 15 of the Third Alliance Agreement, and the terms and conditions contained in Part 15 of the Third Alliance Agreement will be of no force or effect following the Closing Date.

PART 17

DISPUTE RESOLUTION AND APPLICABLE LAW

Initiation of Process

17.1                                                                           Except as expressly stated in this Agreement, the Acquisition Agreement, any agreement entered into pursuant to this Agreement, the Acquisition Agreement, the New Alliance Agreement, the Original Alliance Agreement, the New Alliance Contribution Agreement or the Acquisition and Plan of Merger Agreement, if at any time a dispute among any of the Parties with respect to any matter relating to this Agreement arises, a Party that wishes that the issue be considered further may give notice to each of the others involved in the dispute requiring that such issue or dispute be decided pursuant to the Fourth Settlement Agreement.

Applicable Law

17.2                                                                           Subject as hereinafter provided, the construction, interpretation, validity and performance of this Agreement will be governed in all respects by Swiss substantive laws.  Notwithstanding the foregoing, and subject to the provisions of §17.3 and §17.4, the construction, interpretation, validity and performance of any of the provisions of Part 7 of this Agreement shall be determined exclusively pursuant to the Canada Business Corporations Act, the laws of British Columbia and the laws of Canada applicable therein, with the enforcement of such determination governed in all respects by the provisions of the Fourth Settlement

Agreement.  With respect to the laws on purchase contracts, Article 184 et seq of the Swiss Code of Obligations will apply instead of the Vienna Convention on the International Sale of Goods of April 11, 1980.

17.3                                                                           Notwithstanding the provisions of §17.2, if at any time a dispute arises among any of the Parties with respect to any of the provisions of Part 7 of this Agreement, any Party may give notice to each of the others requiring that such dispute be decided by the courts of British Columbia, Canada, and each of the Parties hereby attorns to the jurisdiction of such courts for each such dispute.  In such event, the provisions of the Fourth Settlement Agreement will not apply and the construction, interpretation, validity, performance and enforcement of the provisions in dispute will be governed in all respects by the Canada Business Corporations Act, the laws of British Columbia and the laws of Canada applicable therein.  Each Party reserves its right to apply to such courts for provisional and conservatory remedies including injunctions, restraining orders and specific performance.

17.4                                                                           For greater certainty, except as expressly provided in this Agreement or the Fourth Settlement Agreement, nothing contained herein or therein will affect or limit the rights or remedies of any member of the DCX Group or any member of the Ford Group as a shareholder of Ballard, or of any of the directors of Ballard elected by DBF Holdings at the direction of DCX or Ford as a director of Ballard, under the Canada Business Corporations Act, the laws of British Columbia and the laws of Canada applicable therein.

PART 18

GENERAL

Modifications

18.1                                                                           No amendment, modification, supplement, termination or waiver of any provision of this Agreement will be effective unless in writing signed by each of the Parties having rights under this Agreement at that time and then only in the specific instance and for the specific purpose given.

Further Assurances

18.2                                                                           The Parties will execute such further assurances and other documents and instruments and do such other things as may be necessary to implement and carry out the intent of this Agreement.

Entire Agreement

18.3                                                                           The provisions in this Agreement, the other agreements, instruments and documents expressly contemplated herein, and any reference deeds under which any such agreements, instruments or documents or schedules to this Agreement or to any such other agreement, instrument or document is notarized, constitute the entire agreement among the Parties in respect of the matters agreed to or expressly contemplated herein and supersede all previous expectations, understandings, communications, representations and agreements, whether verbal or written among such Parties, including, without limitation, the Memorandum Understanding among the Parties dated December 6, 2002, as amended December 10, 2002 and September 25, 2003, and the Memorandum of Understanding among the parties dated as of July 8, 2004.  For greater certainty, the Parties acknowledge and agree that

(a)                                  provisions contained in the Third Alliance Agreement (such as §2.1, §2.2, §2.4 and §2.5) which are not contained in the Fourth Alliance Agreement will be of no further force or effect following the Closing Date,

(b)                                 the pooling agreement contained in §7.6 to §7.13 of the Third Alliance Agreement is terminated on the Closing Date and is replaced with the pooling agreement contained in §7.5 to §7.12 of this Agreement, and

(c)                                  the unanimous shareholders agreement contained in §7.28 to §7.41 of the Third Alliance Agreement is terminated on the Closing Date and is replaced with the unanimous shareholders agreement contained in §7.28 to §7.41 of this Agreement.

The Parties agree that the letter delivered by Ford and DCX to its respective employees in substantially the form attached as Exhibit Z to the Fourth Reference Deed is not intended by the Parties to have, and shall not have, any legal force and effect, and will not be used to interpret any of the provisions of this Agreement.

Expenses

18.4                                                                           Except as otherwise expressly stated in this Agreement, each Party will bear its own costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement.  Ballard, DCX and Ford will each pay one-third of the costs of notarization of this Agreement and all agreements contemplated in this Agreement regardless of any other provision regarding payment of such costs in any such agreement.

Notices

18.5                                                                           Every notice, request, demand, direction or other communication (each, for the purposes of this §18.5, §18.6 and §18.7, a “Notice”) required or permitted to be given pursuant to this Agreement will be deemed to be well and sufficiently given if in writing, in the English language, and delivered by hand (including recognized overnight courier service) in each case addressed as follows:

(a)                                  if to Ballard or its board of directors at:

4343 North Fraser Way
Burnaby, British Columbia
Canada
V5J 5J9
Attention:	Corporate Secretary

(b)	if to DCX at:

Epplestrasse 225
70546 Stuttgart
Germany
Attention: Legal Department, General Counsel
with a copy to: Vice President, Mergers and Acquisitions
with a copy to: Senior Vice President, Research Body and Powertrain

(c)	if to Ford at:

One American Road
Dearborn, Michigan
48126
U.S.A.
Attention: Secretary

(d)	if to DBF Holdings or the Alliance Council at:

c/o Ballard Power Systems Inc.
4545 North Fraser Way
Burnaby, British Columbia
Canada
V5J 5J9
Attention: Secretary

and to:

c/o DaimlerChrysler AG
Epplestrasse 225
70546 Stuttgart
Germany
Attention: Legal Department, General Counsel
with a copy to: Vice President, Mergers and Acquisitions
with a copy to: Senior Vice President, Research Body and Powertrain and to:

c/o Ford Motor Company
One American Road
Dearborn, Michigan
48126
U.S.A.
Attention: Secretary

or to such other address as is specified by the particular Party by Notice to the others.

Deemed Receipt

18.6                                                                           Any Notice delivered as aforesaid will be deemed conclusively to have been effectively given and received on the day Notice was delivered as aforesaid if it was delivered on a day that was a Business Day or on the next day that is a Business Day if it was delivered on a day that was not a Business Day.

Change of Address

18.7                                                                           A Party may at any time, by Notice to the others, change its address to some no less convenient address and will so change its address whenever its address ceases to be suitable for delivery by hand.

Force Majeure

18.8                                                                           No Party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its control including acts of God, fire, flood, explosions, strikes, lockouts or other industrial disturbances, laws, rules and regulations or orders of any duly constituted government body (each an “Intervening Event”).

Time Limits Extended

18.9                                                                           Subject to §18.10, all time limits imposed by this Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event.

Elimination of Intervening Event

18.10                                                                     A Party relying on the provisions of §18.9 will take all reasonable steps to eliminate any Intervening Event and, if possible, will perform its obligations under this Agreement as far as practical, but nothing herein will require the Party to question or test the validity of any law, rule, regulation or order of any government or government body or to complete its obligations if an Intervening Event renders completion impossible.

Continuation of Intervening Event

18.11                                                                     If an Intervening Event continues for more than 180 days and materially adversely affects the ability of a Party to perform its obligations hereunder, the Parties will use their best efforts to adapt the requirements of this Agreement and each other agreement contemplated in this Agreement in a manner that achieves to the greatest extent possible the economic, legal and commercial objectives of such Parties as evidenced in this Agreement and the agreements contemplated in this Agreement and, if they do not agree on the manner in which such requirements should be adopted within a further 90 days, any such Party may require the matter to be determined in accordance with Part 17.

Enurement

18.12                                                                     This Agreement will enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

Severability

18.13                                                                     If any provision contained in this Agreement is found by any court, arbitrator or Governmental Authority, for any reason, to be invalid, illegal or unenforceable in any respect in any jurisdiction,

(a)                                  the validity, legality and enforceability of such provision will not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose, and

(b)                                 the Parties will use their best efforts to substitute for any provision that is invalid, illegal or unenforceable in any jurisdiction a valid and enforceable provision which achieves to the greatest extent possible the economic, legal and commercial objectives of such invalid, illegal or unenforceable provision and of this Agreement and, failing the agreement of the Parties on such a substitution within 30 days after the finding of the court, arbitrator or Governmental Authority any Party may refer the matter for dispute resolution under Part 17.

Cooperation

18.14                                                                     The Parties will cooperate to apply for and obtain all necessary exemptions and rulings from applicable Governmental Authorities.

Deemed Term of Agreement

18.15                                                                     If the length of the term of this Agreement is found by any court, arbitrator or Governmental Authority to be invalid, illegal or unenforceable, the term of this Agreement will be deemed to be replaced by a term having the maximum length of time which is not invalid, illegal or unenforceable according to such court, arbitrator or Governmental Authority.

Time of the Essence

18.16                                                                     Time is of the essence in the performance of each obligation under this Agreement.

Counterparts

18.17                                                                     This Agreement may be executed in any number of notarial authentic copies, each of which will together, for all purposes, constitute one and the same instrument, binding on the Parties, and each of which will together be deemed to be an original.

No Partnership or Unincorporated Joint Venture

18.18                                                                     The Parties expressly disclaim any intention to create or form a partnership or unincorporated joint venture among any of the Parties or any of the other corporations referred to in this Agreement.

Proceedings

18.19                                                                     Each Party will not, and will ensure that none of the members of its Group will, at any time take any step or proceeding to have any of the provisions contained in this Agreement or any of the agreements or other documents contained in the Fourth Reference Deed declared invalid or unenforceable or use any defence based on a claim of invalidity or unenforceability of any provision contained in this Agreement or any of the agreements or other documents contained in the Fourth Reference Deed.

IN WITNESS WHEREOF this Agreement has been executed by the Parties on the day and year first above written.

BALLARD POWER SYSTEMS INC.		DAIMLERCHRYSLER AG

Per:	/s/ Noordin Nanji	Per:	/s/ Marianne Tuempen

Per:	/s/ David Smith

FORD MOTOR COMPANY		DBF PREF SHARE HOLDINGS INC.

Per:	/s/ Peter J. Sherry Jr.	Per:	/s/ Stephanie Chan